As confidentially submitted to the Securities and Exchange Commission on November 12, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENIGMATIG LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8742	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o 3 Shenton Way,

Shenton House, #23-01

Singapore 068805
+65 6962 4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[Name of Service Agent]

[Address]

[number]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mathew Lewis, Esq. Morgan, Lewis & Bockius 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong, SAR Tel.: +852 3551 8500	John P. Yung Esq. Daniel B. Eng Esq. Lewis Brisbois Bisgaard & Smith LLP 45 Fremont Street, Suite 3000 San Francisco, CA 94105 Tel: (415) 362-2580

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED                      , 2024

Class A Ordinary Shares

ENIGMATIG LIMITED

This is the initial public offering of [●] Class A ordinary shares par value of US$0.001 per share, of ENIGMATIG LIMITED, a Cayman Islands holding company. Prior to this offering, there has been no public market for our Class A ordinary shares. We anticipate that the initial public offering price will be between US$[●] and US$[●] per share.

We have adopted a dual-class ordinary share structure and our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events. After giving effect to the sale of Class A ordinary shares hereby, Mr. Foo Chee Weng Desmond, our Chief Executive Officer and the beneficial owner of our outstanding Class B ordinary shares, will hold approximately [●]% of the voting power of our outstanding shares following this offering ([●]% if the underwriters exercise their option to purchase additional Class A ordinary shares in full, excluding the Class A ordinary shares underlying the warrants to be issued to the representative of the underwriters). Accordingly, we will be a “controlled company” as defined under rules of Nasdaq because Mr. Foo Chee Weng Desmond will hold more than 50% of the aggregate voting power of our total issued and outstanding share capital and will have the ability to determine all matters requiring approval by shareholders. As a “controlled company”, we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Management — Controlled Company Exemptions.”

We intend to apply to list our Class A ordinary shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “[●]”. No assurance can be given that our application will be approved or that a trading market will develop. The offering will not proceed unless our Class A ordinary shares are accepted for listing on the Nasdaq.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and are eligible for reduced public company reporting requirements.

We are a holding company incorporated in the Cayman Islands without any operations of its own. We conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. The Class A ordinary shares offered in this offering are shares of ENIGMATIG LIMITED, a Cayman Islands holding company, instead of shares of our operating subsidiaries. Investors in this offering will not directly hold equity interests in our operating subsidiaries. This structure involves unique risks to investors.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price
Underwriting discount(1)
Proceeds, before expenses, to us(2)

(1)	Represents an underwriting discount equal to 7% per share. The fees do not include the warrants to be issued to the representative of the underwriters or expense reimbursement provisions of the underwriters. See “Underwriting” beginning on page 94.
(2)	In addition to the underwriting discount listed above, we have agreed to issue, upon closing of this offering, warrants to Network 1 Financial Securities, Inc., as representative of the underwriters (the “Representative”), exercisable upon issuance and for a five-year period, entitling the Representative to purchase 9% of the total number of Class A ordinary shares sold in this offering (including any ordinary shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to 130% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Class A ordinary shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters have an option to purchase up to an aggregate of 15% additional Class A ordinary shares from us at the initial public offering price, less underwriting discounts and commissions for 45 days from the closing of this offering to cover over-allotments, if any. See “Underwriting” for more information.

The underwriters expect to deliver the Class A ordinary shares against payment in U.S. dollars, on or about, 2024.

Network 1 Financial Securities, Inc.

PROSPECTUS DATED                        , 2024.

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You should rely only on the information contained in this prospectus or in any related free writing prospectus that we filed with the Securities and Exchange Commission. We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Class A ordinary shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary share.

We have not taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of this prospectus outside of the United States.

Until [●], 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus before making an investment in our Class A ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find More Information” in this prospectus.

Overview

We are an international consultancy firm providing one-stop cross-border licensing solutions and related services. Our services range from assisting clients incorporate companies in overseas jurisdictions and related corporate secretarial services to a wide range of licensing and regulatory maintenance services.

Our corporate services income is mainly generated from fees we receive assisting our clients obtain, renew and comply with a range of business licenses (primarily including brokerage licenses and other financial licenses) in a variety of jurisdictions (primarily in London, Cyprus and Belize). In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2023 and 2024, corporate services income from our licensing services, together with related regulatory consultancy services was US$1,547,240, US$2,386,085, US$3,201,761, US$1,729,807 and US$926,227, respectively, accounting for 79.4%, 84.6%, 69.5%, 67.0% and 67.7%, respectively, of our corporate services income for those periods. The remainder of our corporate services income is derived from a wide range of corporate secretarial and other related services we provide to our clients. In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2023 and 2024, we recognized net loss of US$394,828, net profit of US$137,694, net profit of US$1,134,436, net profit of US$1,033,824 and net loss of US$143,089, respectively. We believe the broad range of services we are able to offer our clients in the form of one-stop solutions represents a key competitive advantage over our peer competitors.

Our clients consist primarily of small and medium-sized corporations setting up contract for difference brokerage businesses, in particular foreign exchange brokerage businesses in overseas jurisdictions. We had 89 clients from 11 distinct jurisdictions in Fiscal 2021, 87 clients from nine distinct jurisdictions in Fiscal 2022 and 60 clients from 17 distinct jurisdictions in Fiscal 2023. We received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 and 2024, corporate services income generated from our two largest customers accounted for approximately 47.9%, 46.3%, 54.7%, 41.3% and 65.2%, respectively, of our total corporate services income. Most of our clients were headquartered in the Asian-Pacific region, primarily including Hong Kong, Malaysia, the UAE, Thailand and mainland China. We service our clients through four global offices located in Singapore, Hong Kong, Shanghai and London, and maintain a desk in Bangkok, Thailand.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success to date and will continue to distinguish us from our competitors:

●	Broad range of services
●	Relationships with third-party professional service providers
●	Physical presence
●	Experienced and highly-qualified management team

Our Strategies

Our goal is to continue to grow our business by increasing the scale of our current operations and expanding into new services and geographic jurisdictions. We intend to pursue the following strategies to achieve this goal:

●	Expand into new markets
●	Increase and diversify our service portfolio
●	Capture increased market share through aggressive pricing
●	Recruit additional qualified staff

Corporate History and Structure

We are a holding company incorporated in the Cayman Islands and conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. We began our operations in 2010 when our first office was founded in Singapore. Mr. Foo Chee Weng Desmond is the founder of our Group. He has extensive experience in the financial industry. Further details of his biography are set out in the section headed “Management” in this prospectus.

With the growth of our business and in order to facilitate international capital raising, we underwent a reorganization between March 2023 and August 2024 ENIGMATIG LIMITED was incorporated in the Cayman Islands as our offshore holding company and became the ultimate holding company of our operating subsidiaries in Singapore, Hong Kong, mainland China, Seychelles and Belize.

We have adopted a dual-class ordinary share structure and our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. All ordinary shares held by our founder Mr. Foo Chee Weng Desmond have been redesignated into Class B ordinary shares and he will accordingly hold approximately [●]% of the voting power of our ordinary shares upon completion of this offering.

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The chart below illustrates our corporate structure as of the date of this prospectus:

Foo Chee Weng Desmond
Other shareholders
63%[1]
37%[2]
ENIGMATIG LIMITED
(Cayman Islands)
100%
Enigmatig (BVI) Limited
(BVI)
100%
Enigmatig Corp Limited
(Seychelles)
Enigmatig (Belize) Limited
(Belize)
Enigmatig Pte Ltd
(Singapore)
ENIGMATIG CONSULTING LIMITED
(HK)
100%
Shanghai Enigmatig Information Consultancy Limited
(PRC)

Notes:

1: Represents Class B ordinary shares held by Foo Chee Weng Desmond and his percentage ownership of the ordinary shares in ENIGMATIG LIMITED.

2: Represents Class A ordinary shares held by Teo Mingwen, Tay Chee Yang and certain other shareholders, and their aggregated percentage ownership of the ordinary shares in ENIGMATIG LIMITED.

3: Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Holding Company Structure

ENIGMATIG LIMITED is an exempted company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. The Class A ordinary shares offered in this offering are shares of the Cayman Islands holding company, instead of shares of our operating subsidiaries. Investors in our Class A ordinary shares should be aware that they may never directly hold equity interests in our operating subsidiaries.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our operating subsidiaries through our British Virgin Islands, or BVI, subsidiary. If our existing operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the section entitled “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Relating to Our Business and Industry

●	The growth and success of our business depends on our ability to expand into new markets and increase and diversify our service portfolio in order to keep pace with rapid changes in the industries we focus on.
●	If we do not succeed in attracting new clients for our services and/or growing corporate services income from existing clients, we may not achieve our corporate services income growth goals.
●	We face intense competition from offshore services companies, and, if we are unable to compete effectively, we may lose clients and our corporate services income may decline.
●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.
●	Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.
●	Increases in labor costs in Singapore may adversely affect our business and results of operations.
●	We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.
●	We had a concentration of credit risk because we derived our corporate services income from a limited number of customers.
●	We depend on a limited number of customers for a significant portion of our corporate services income and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.
●	We have incurred net loss and negative operating cash flow in the past, which we may continue to experience in the future.
●	We recorded net current liabilities and a total deficit in the past and may continue to record net current liabilities and a total deficit in the future, which can expose us to liquidity risks.

Risks Relating to Doing Business in Singapore

●	It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.
●	The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.
●	It is not certain if we will be classified as a Singapore tax resident.
●	Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Class A ordinary shares and This Offering

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands.
●	We rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

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Corporate Information

The principal executive offices of our operating subsidiaries are located at 3 Shenton Way, Shenton House #23-01, Singapore 068805. Our telephone number at this address is (65) 6962 4600.

Our registered office in the Cayman Islands is located at c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002.

Our agent for service of process in the United States is [●] located at [●].

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.enigmatig.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Class A ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We are an “emerging growth company” as the term is used in the JOBS Act and, as such, we are subject to certain reduced public company reporting requirements. See the applicable disclosure under the section captioned “Risk Factors – Risks Relating to our Class A ordinary shares and this Offering.”

Implications of Being a Controlled Company

We will be a “controlled company” as defined under the rules of Nasdaq because Mr. Foo Chee Weng Desmond, our Chief Executive Officer and the beneficial owner of our outstanding Class B ordinary shares, will hold approximately [●]% of the voting power of our outstanding shares following this offering ([●]% if the underwriters exercise their option to purchase additional Class A ordinary shares in full, excluding the Class A ordinary shares underlying the Representative’s Warrants). As a result, Mr. Foo Chee Weng Desmond will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, he will continue to be able to control all matters submitted to our shareholders for approval until such time as his collective voting power is below 50%. For so long as we remain as a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. See “Management — Controlled Company Exemptions.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. Currently, we plan to rely on home country practices with respect to our corporate governance after we complete this offering.

Market and Industry Data

This prospectus contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and the reports. This prospectus contains statistical data and estimates published by Frost & Sullivan Limited, an independent research firm, for which we paid a fee. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Conventions That Apply To This Prospectus

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus only, references to:

●	“mainland China” means the People’s Republic of China, excluding, solely for the purpose of this prospectus, Hong Kong, Macau and Taiwan.
●	“PRC”, are to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this prospectus. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;
●	“Fiscal 2021” are to the fiscal year ended September 30, 2021;
●	“Fiscal 2022” are to the fiscal year ended September 30, 2022;
●	“Fiscal 2023” are to the fiscal year ended September 30, 2023;
●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“HK$” are to the legal currency of Hong Kong;
●	“SEC” means the U.S. Securities and Exchange Commission;
●	“Securities Act” means the U.S. Securities Act of 1933, as amended;
●	“Seychelles” are to the Republic of Seychelles;
●	“S$” and “SGD” means Singapore dollars;
●	“US$”, “USD” and “U.S. dollars” are to the legal currency of the United States
●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and
●	“we,” “us,” “the Group” and “our” are to ENIGMATIG LIMITED, a Cayman Islands company, and its subsidiaries.

Unless otherwise indicated, (a) information in this prospectus assumes that the Representative does not exercise its warrants or the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares, and (b) references in this prospectus to this offering are to our offering of Class A ordinary shares pursuant to this prospectus.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

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THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per Class A ordinary share

Class A ordinary shares offered by us	[●] Class A ordinary shares, assuming the sale of all the shares offered in this prospectus (or [●] Class A ordinary shares if the underwriters exercise the option to purchase additional Class A ordinary shares in full but not their warrants)

Class A ordinary shares outstanding immediately before this offering	[●] Class A ordinary shares

Class A ordinary shares outstanding immediately after this offering	[●] Class A ordinary shares (or [●] Class A ordinary shares if the underwriters exercise the option to purchase additional Class A ordinary shares in full, excluding the Class A ordinary shares underlying the Representative’s Warrants. See “Underwriting – Representative’s Warrants” ).

Class B ordinary shares outstanding immediately after this offering	[●] Class B ordinary shares.

Option to purchase additional Class A ordinary shares	We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [●] additional Class A ordinary shares at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Representative’s Warrant

We have agreed to grant to the Representative a warrant covering a number of Class A ordinary shares equal to 9% of the number of Class A ordinary shares sold by the underwriters in this public offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable upon issuance and will expire on the fifth year anniversary of the effective date of the registration statement of which this prospectus is a part of. The Representative’s Warrants and the underlying securities may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the effective date of the registration statement (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any officer or partner of the Representative, and to members of the syndicate or selling group and their respective officers or partners. The Representative’s Warrants will be exercisable at a price equal to 130% of the initial public offering price per share set forth on the cover price of this prospectus. We have registered the Representative’s Warrants and the shares underlying the Representative’s Warrants in this offering.

Voting Rights	Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary share is entitled to 10 votes per share.

Conversion Rights	Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Listing	We intend to apply for the listing of the Class A ordinary shares on the Nasdaq Capital Market under the symbol “[●]”. The Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the Class A ordinary shares against payment on [●], 2024.

Lock-up	We, our executive officers, directors and major shareholders have agreed with the underwriters not to offer, issue, sell, encumber, transfer or otherwise dispose of any of the Class A ordinary shares for a period of 180 days after the effective date of this registration statement without the consent of the representatives of the underwriters. See “Shares Eligible for Future Sale” and “Underwriting.”

Dividends	See “Dividend Policy” for a description of our dividend policy.

Use of Proceeds	We intend to use our net proceeds from this offering as follows:

●	approximately 30%, or US$[●] million, is expected to be used for research and development for software;

●	approximately 40%, or US$[●] million, is expected to be used for expansion through strategic acquisitions and investments;

●	approximately 25%, or US$[●] million, is expected to be used for increasing sales and marketing capabilities; and

●	the balance of the net proceeds for other working capital and general corporate purposes

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in the Class A ordinary shares.

Transfer Agent	[●]

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive income (loss) data and cash flow data for the years ended September 30, 2021, 2022 and 2023 and summary consolidated balance sheets data as of September 30, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the U.S. GAAP. The following summary consolidated statements of operations and comprehensive income (loss) data and cash flows data for the six months ended March 31, 2023 and 2024, summary consolidated balance sheets data as of March 31, 2024, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations and Comprehensive income (loss)

	For the years ended September 30,			(unaudited) For the six months ended March 31

	2021	2022	2023	2023	2024

	US$	US$	US$	US$	US$
Corporate services income	1,948,871	2,821,504	4,607,006	2,580,854	1,367,345
Cost of sales	(1,352,531)	(1,590,575)	(1,472,190)	(738,971)	(624,227)

Gross profit	596,340	1,230,929	3,134,816	1,841,883	743,118

Operating expenses:
Payroll and employee benefits	(197,762)	(179,335)	(770,411)	(120,884)	(210,950)
Depreciation expenses	(4,454)	(3,552)	(1,748)	-	(2,954)
Operating lease expenses	(156,122)	(142,626)	(115,059)	(71,360)	(49,084)
Other operating expenses	(662,883)	(740,071)	(768,146)	(294,403)	(644,775)
Total operating expenses	(1,021,221)	(1,065,584)	(1,655,364)	(486,647)	(907,763)
Profit/(loss) from operations	(424,881)	165,345	1,479,452	1,355,236	(164,645)

Other (loss) income:
Other (loss) income, net	49,229	96,793	(102,373)	(109,447)	21,556
Total other (loss) income	49,229	96,793	(102,373)	(109,447)	21,556

Profit/(loss) before tax expense	(375,652)	262,138	1,377,079	1,245,789	(143,089)

Income tax expense	(19,176)	(124,444)	(242,643)	(211,965)	-
Net profit/(loss)	(394,828)	137,694	1,134,436	1,033,824	(143,089)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of income tax	7,032	(35,613)	23,050	74,597	58,265
Total comprehensive income/(loss)	(387,796)	102,081	1,157,486	1,108,421	(84,824)

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	(7.90)	2.75	22.69	20.68	(2.86)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	50,000 *	50,000 *	50,000 *	50,000 *	50,000 *

* Retroactively presented for the reorganization exercise described in Note 1 of the consolidated financial statements.

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Summary Consolidated Balance Sheets

	As of September 30,			(unaudited) As of March 31,

	2021	2022	2023 (as restated)	2024

	US$	US$	US$	US$
ASSETS
Current assets
Cash and cash equivalents	332,865	447,880	1,192,618	1,279,671
Digital assets	-	-	1,160,875	-
Accounts receivable, net	67,541	17,805	420,460	532,097
Amount due from shareholder	21,512	1,533,977	732,482	-
Contract assets	84,635	96,575	251,635	486,252
Income taxes receivable	4,447	-	-	-
Other current assets	116,253	130,625	148,781	172,575
Total current assets	627,253	2,226,862	3,906,851	2,470,595

Non-current assets
Property and equipment, net	1,208	876	3,223	3,630
Right-of-use assets, net	323,126	179,677	90,892	145,726
Deposits	46,724	45,701	25,915	30,632
Deferred tax assets	5,154	-	-	-
Total non-current assets	376,212	226,254	120,030	179,988

TOTAL ASSETS	1,003,465	2,453,116	4,026,881	2,650,583

LIABILITIES
Current liabilities
Accounts payable	53,842	403,864	352,056	343,396
Accrual and other liabilities	143,979	237,960	784,899	189,219
Amount due to shareholder	238,277	715,345	1,062,585	-
Contract liabilities	487,701	943,026	577,845	1,187,915
Operating lease liabilities, current	138,055	120,378	73,233	71,988
Income taxes payable	214,803	329,142	360,262	69,907
Total current liabilities	1,276,657	2,749,715	3,210,880	1,862,425

Non-current liabilities
Operating lease liabilities, non-current	173,698	48,210	3,324	60,305
Total non-current liabilities	173,698	48,210	3,324	60,305

TOTAL LIABILITIES	1,450,355	2,797,925	3,214,204	1,922,730

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, US$0.001 par value, 35,000,000 shares authorized, 18,500 issued and outstanding as of March 31, 2024 and, September 30, 2023, 2022 and 2021*	19	19	19	19
Class B ordinary shares, US$0.001 par value, 15,000,000 shares authorized, 31,500 issued and outstanding as of March 31, 2024 and, September 30, 2023, 2022 and 2021*	31	31	31	31
Additional paid in capital	117,320	117,320	117,320	117,320
Retained Earnings (Accumulated deficit)	(574,036)	(436,342)	698,094	555,005
Accumulated other comprehensive (loss) income	9,776	(25,837)	(2,787)	55,478
Total shareholders’ equity (deficit)	(446,890)	(344,809)	812,677	727,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,003,465	2,453,116	4,026,881	2,650,583

* Retroactively presented for the reorganization exercise described in Note 1 of the consolidated financial statements.

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Summary Consolidated Statements of Cash Flow

	For the years ended September 30,			(unaudited) For the six months ended March 31,

	2021	2022 (as restated)	2023 (as restated)	2023 (as restated)	2024 (as restated)

	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit / (loss)	(394,828)	137,694	1,134,436	1,033,824	(143,089)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income tax	(5,235)	5,106	-	-	-
Depreciation	4,454	3,552	1,748	-	2,954
Provision of doubtful accounts	90,000	60,100	-	-	-
Impairment loss	-	-	8,973	8,973	-
Change in operating assets and liabilities:
Accounts receivable	(96,640)	(1,601,990)	(1,148,391)	(1,191,321)	(107,073)
Contract assets	(64,020)	(11,940)	(155,706)	(87,255)	(233,315)
Income taxes receivable	-	4,447	-	-	-
Other current assets	27,733	(14,812)	(18,078)	(27,671)	(23,252)
Deposits	627	(115)	19,835	20,616	(4,052)
Accounts payable	54,310	370,498	(68,189)	(130,323)	(13,102)
Accruals and other current liabilities	(11,794)	102,092	545,969	(40,589)	(603,839)
Contract liabilities	(123,910)	486,127	(403,424)	504,951	619,741
Income taxes payable	16,421	119,338	27,840	(2,838)	(293,805)
Operating lease assets and liabilities	(1,106)	(852)	(3,690)	(2,712)	1,856
Net cash provided by (used in) operating activities	(503,988)	(340,755)	(58,677)	85,655	(796,976)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,641)	(3,269)	(4,075)	(53)	(3,342)
Proceeds from sale of digital assets	-	-	366,956	-	1,655,883
Amount due from shareholder	-	-	88,650	494,037	254,175
Net cash provided by (used in) investing activities	(4,641)	(3,269)	451,531	493,984	1,906,716

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from shareholders	175,000	477,893	347,333	322,332	(1,062,847)
Net cash provided by (used in) financing activities	175,000	477,893	347,333	322,332	(1,062,847)

Foreign currency translation	12,277	(18,854)	4,551	63,034	40,160
Net change in cash and cash equivalents	(321,352)	115,015	744,738	965,005	87,053
Cash, and cash equivalents - beginning of year	654,217	332,865	447,880	447,880	1,192,618
Cash, and cash equivalents - end of year	332,865	447,880	1,192,618	1,412,885	1,279,671
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	-	-	-	-
Cash paid for income taxes	49,853	-	214,802	214,803	293,805

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	-	1,579,519	740,161	993,013	-
Amount due from shareholder settled by digital assets	-	-	1,540,000	-	484,768

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RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. Before deciding whether to invest in our Class A ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the prospectus as referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A ordinary shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Industry

The growth and success of our business depends on our ability to expand into new markets and increase and diversify our service portfolio in order to keep pace with rapid changes in the industries we focus on.

The market for our services is characterized by evolving industry standards, changing client preferences and new service introductions. Our future growth and success depend significantly on our ability to expand into new markets and increase and diversify our service portfolio to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or markets we develop may not be successful in the marketplace. The development of some of the services and the expansion into new markets may involve significant upfront investments and the failure of these services and markets may result in our being unable to recover these investments, in part or in full. Should we fail to adapt to the rapidly changing financial licensing solutions or financial technology markets or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and results of operations could be materially and adversely affected.

If we do not succeed in attracting new clients for our services and/or growing corporate services income from existing clients, we may not achieve our corporate services income growth goals.

We plan to significantly expand the number of clients we serve to diversify our client base and grow our corporate services income. Corporate services income from a new client often rises quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid corporate services income growth. We also plan to grow corporate services income from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow corporate services income from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. Largely due to travel and other restrictions associated with the COVID-19 pandemic, we did not add any new clients in Fiscal 2021 or the first half of Fiscal 2022. In addition, we were only able to add five new clients for the six months ended March 31, 2024 due to geopolitical conditions, including the Israel-Palestine conflict, the ongoing conflict between Russia and Ukraine and uncertainties surrounding the US elections, as a result, our corporate services income decreased significantly during this period. If we are not able to attract new clients or to grow corporate services income from our existing clients in the future, we may not be able to grow our corporate services income as quickly as we anticipate or at all.

If we are unable to effectively execute our growth strategies, maintain our rapid growth trends and manage risks associated with expanding the scale of our operations, our ability to grow our business and establish our overseas market may be negatively affected.

To accomplish our growth strategies and manage the future growth of our operations, we will be required to improve our operational and financial systems and internal controls, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers, third-party professional service providers and other third parties. Moreover, as we introduce new services or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar.

Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion. The success of our growth strategies depends on a number of external factors, such as the growth of financial licensing solutions and financial technology markets, the level of competition we face and evolving customer behavior and preferences. If we are unable to execute our growth strategies or manage our growth effectively, we may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect our business prospects and results of operations.

As part of our growth strategy, we plan to expand our sales and services into new jurisdictions in which we have limited or no experience. The expansion exposes us to a number of risks, including:

● potentially facing competitors in the overseas markets who are more dominant and have stronger ties with customers and greater financial and other resources;

● fluctuations in currency exchange rates;

● challenges in providing customer services and support in these markets;

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● difficulties in complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our services;

● difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control of the U.S., or OFAC, on various foreign states, organizations and individuals;

● inability to obtain, maintain or enforce intellectual property rights;

● inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

● changes in a specific country or region’s political or economic conditions or policies; and

● unanticipated changes in prevailing economic conditions and regulatory requirements.

If we are unable to effectively manage these risks, our ability to expand our business abroad will be impaired, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We face intense competition from offshore services companies, and, if we are unable to compete effectively, we may lose clients and our corporate services income may decline.

The market for offshore licensing solutions and related services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of services, strength of client relationship, local presence, recognition of brand and marketing and selling skills. In addition, the trend towards offshore outsourcing and international expansion by foreign and domestic competitors will result in new and different competitors entering our markets. Clients may prefer service providers that have facilities located globally or that are based in countries which are more cost-competitive. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in a heavily-regulated industry which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

We have experienced issues with non-compliance with licensing requirements in the past. Certain services which were in the past provided by our Singapore subsidiary, Enigmatig Singapore, in facilitating the disposal of securities such as shares in companies, could be considered dealing in capital markets products or advising on corporate finance, which are regulated activities under the Securities and Futures Act 2001 of Singapore, or SFA. Carrying on business in regulated activities without the relevant capital markets services license(s) may result in the contracts involved being held void for illegality, and/ or the company and/ or its officers being found guilty of an offence carrying a fine or imprisonment or both. The Monetary Authority of Singapore, or MAS may issue a prohibition order which may amongst others prohibit a person from performing a regulated activity. A license may be required even if the client, the company in which the shares are being sold and the purchaser of the shares are all outside of Singapore. Moreover, including references to any such services on our website or any promotional materials could be deemed as “holding out” that Enigmatig Singapore carries on business in such regulated activities, which may also constitute a regulated activity.

Although the Singapore courts have previously indicated that a one-off transaction which falls within the definition of a regulated activity but is tangential to the company’s business and is undertaken only incidentally to the provision of other services, where the company does not hold itself out to be carrying on such transaction in its normal course of business, may not require a capital markets services license even if the transaction is a significant undertaking and the company stands to make a sizeable profit, there can be no assurance that the Singapore courts will reach a similar conclusion in relation to Enigmatig Singapore’s particular circumstances.

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In Fiscal 2021 Enigmatig Singapore engaged in no such transactions. In Fiscal 2022 Enigmatig Singapore entered into a contract for a transaction relating to shares of a company incorporated in Belize, or the Belize transaction, and a contract for a transaction relating to shares of a company incorporated in the United Kingdom, or the UK transaction, for which we received an aggregate income of US$1,080,465, constituting 39.0% of our corporate services income for the year. However, the aforementioned transactions were only incidental to Enigmatig Singapore’s core business, and we do not view them as sufficing to constitute activities with system or continuity, being undertaken on a one-off basis for existing clients of Enigmatig Singapore’s corporate secretarial business division, who approach Enigmatig Singapore for assistance as an incident of their existing relationship. Enigmatig Singapore has since ceased to entertain similar requests from other persons. Enigmatig Singapore has ceased its business relationship with the Belize company following the completion of the Belize transaction, and has taken steps to divest itself of any outstanding rights or obligations under the UK transaction. Further, we have also reviewed Enigmatig Singapore’s corporate literature with a view to ensuring compliance with the SFA.

While we have taken certain steps to make it less likely that such incidents of non-compliance will recur with regard to this regulation and others in Singapore and other jurisdictions, including ceasing to facilitate any disposal of securities by our clients, and reviewing our website and any corporate materials for references to regulated activities, we cannot assure you that no incidents of non-compliance will occur in the future. We typically carry out operations through third-party service providers, such as lawyers and other agents, to leverage their expertise and to mitigate our own exposure to regulatory non-compliance in various jurisdictions. While we try to identify and use only reputable third-party service providers, there can be no assurance that reliance on such service providers will exclude any potential liability or sanctions.

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our corporate services income and profitability could decline.

Different factors outside of our control could affect demand for our services. These include:

● fluctuations in global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

● level of leverage incurred by countries or businesses;

● M&A activity;

● frequency and complexity of significant commercial litigation;

● overexpansion by businesses causing financial difficulties;

● business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

● new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions;

● other economic, geographic or political factors; and

● general business conditions.

We are not able to predict the positive or negative effects that future events or changes to global economies will have on our business or the business of any particular sector. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability and general business factors could impact various operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offering.

Our corporate services income and cash flows are likely to fluctuate.

We experience fluctuations in our corporate services income and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including corporate services income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of income recognition under U.S. GAAP; (iii) the utilization of income-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; (ix) business and asset acquisitions; (x) fluctuations in the exchange rates of various currencies against the U.S. dollar; (xi) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (xii) economic factors beyond our control.

The results of different practices may be affected differently by the above factors. Certain of our practices tend to experience their fluctuations subject to regulatory enforcement or tax compliance requirements. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting income and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

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Our results are subject to seasonal and other similar factors and unanticipated future volatility could cause actual results to vary significantly from our expectation.

Our business may face risks of clients’ default on payment.

Our clients consist primarily of small and medium-sized corporations which may experience or be exposed to potential financial distress, face complex challenges, be involved in litigation or regulatory proceedings, or face foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by COVID-19. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive full advanced payment or retainers before we begin performing services, and cannot assure that such payment or retainers we receive will adequately cover our fees for the services we perform. For example, in relation to initial license application, we typically receive 50% of our fees upon our appointment by the client, with the remaining 50% received only upon our successfully obtaining the license for the client.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. We rely heavily on our senior management team and other key employees and our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team and key employees to generate, handle and market our business.

If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executives and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our corporate services income may be materially and adversely affected. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

We depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. We obtain a substantial number of new engagements from existing clients or through referrals from existing clients. As a result, if a client is not satisfied with our services, it may diminish our reputation and become more damaging to our business than to other businesses. Additionally, if we fail to meet our contractual obligations or other arrangements with our clients, we could be subject to legal liability or loss of client relationships. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We may be subject to lawsuits and other claims in the ordinary course of our business. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

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Increases in labor costs in Singapore may adversely affect our business and results of operations.

The economy in Singapore, where the majority of our employees are located, has experienced increases in labor costs in recent years. Average wages in Singapore are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase to remain competitive in attracting and retaining the quality and number of employees that our business requires. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although we have not engaged in acquisitions or strategic alliances in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired businesses, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

● significant currency fluctuations between the Singapore dollar and the U.S. dollar and other currencies in which we transact business;

● legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

● potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

● current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

● unexpected changes in regulatory requirements; and

● terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We use network security technologies, surveillance equipment and other methods to protect sensitive and confidential client data. We also require our employees to enter into confidentiality agreements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or third-party professional service providers or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

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If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total corporate services income and increase our costs.

We believe our brand, trade name, trademarks and other intellectual property are a factor in our success. Existing laws of some countries in which we provide services may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. As of the date of this prospectus, we have registered two trademarks (for our previous name and logo) in the PRC and we own the domain name for our website www.enigmatig.com. We have not registered trademarks in any other jurisdiction. The steps we have taken in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may already have occurred or may occur in the future without our knowledge. Any failure by us to effectively protect our intellectual property could reduce the value of our technologies and impair our ability to compete. We may in the future need to initiate infringement claims or litigation. Litigation can be expensive and time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower total corporate services income and higher expenses, whether or not such litigation results in a determination favorable to us.

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Singapore, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, we cannot ensure that Singapore courts or regulatory authorities would agree with our analysis of the application and interpretation of Singapore’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Singapore. If we were found to be in violation of the intellectual property rights of others, we may be subject to civil and/ or criminal actions for our infringement activities and/ or be prohibited from using such intellectual property. We may also incur licensing fees and/ or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

Other than the government-mandated insurance and housing provident fund schemes, we do not maintain any material insurance covering our properties, equipment, inventory or employees, and we do not carry any material business interruption or product liability insurance or any material third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.

We have identified certain material weakness in our internal control over financial reporting as of September 30, 2023. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for each of the three years ended September 30, 2023, 2022 and 2021, we and our independent registered public accounting firm identified certain material weakness in our internal control over financial reporting and other control deficiencies for the above-mentioned periods. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the following: during its audit, our independent registered public accounting firm noted that we do not have sufficient period-end financial reporting controls in place, including a lack of reviews of journal entries; reviews of final period-end accounting reconciliations; reviews of complex or non-recurring transactions; and procedures for preparing the financial statements and disclosures.

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We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of the material weakness, including (i) hiring more qualified staff to fill up the key roles in the operations; and (ii) appointing independent Directors, establishing an audit committee and strengthening corporate governance We intend to implement the above measures prior to the listing, and we expect the remediation to be completed upon listing.

We and our independent registered public accounting firm also identified a significant deficiency that our management does not label our computer equipment as of and for the years ended September 30, 2021, 2022 and 2023. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In addition, we currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, which could result in our failure to maintain effective internal control over financial reporting. We have implemented and plan to implement a number of measures to address this issue. We are engaging an external consulting firm to assist us with our financial reporting in US GAAP. We have allocated additional resources to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to provide our relevant finance staff with appropriate training in connection with the requirements of U.S. GAAP.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A ordinary shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A ordinary shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A ordinary shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weakness or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

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It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

The continuing efforts of our senior management team and other key personnel are important to our success, and our business may be harmed if we lose their services.

Our future success depends heavily upon our senior management for their smooth and efficient operations of our overseas offices as well as their execution of our overall business plans. There is intense competition for hiring experienced management personnel in the financial industry, and the pool of qualified candidates is very limited. If any member of our senior management team is unable to continue his/her employment with us and we fail to effectively manage a transition to new personnel in the future, or if we fail to attract and retain qualified and experienced professionals on commercially acceptable terms, our business, financial condition and results of operations could be adversely affected.

Our success also depends on having highly trained financial, IT, sales and marketing staff and experienced management personnel. We will need to continue to hire additional personnel as our business grows. In the event we lose their services, we may not be able to attract experienced senior management or other key personnel in the future, and we may, in turn, lose our clients. In addition, a shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase corporate services income from our existing services, offer new services and expand our operations, and would pose an adverse effect on our business and financial results.

Our historical growth rate, corporate services income and gross profit margins may not be indicative of our future performance, particularly as our corporate services income for the year ended September 30, 2022 and 2023 was comprised in part by non-recurring one-off transactions.

Our gross profit for the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 and 2024 amounted to US$596,340, US$1,230,929, US$3,134,816, US$1,841,883 and US$743,118, respectively, while our gross profit margins were approximately 30.6%, 43.6%, 68.0%, 71.4% and 54.3%, respectively. The trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our operate successfully in the future, including our ability, among other things, to retain existing clients and attract new clients, expand into new jurisdictions and/or services, successfully increase our reputation, secure new business opportunities and control our costs.

In particular, a substantial amount of our corporate services income for the year ended September 30, 2022 and 2023 were provided by one-off transactions that are not expected to recur. As such, these historical results may not be indicative of our future business and related income and income could decrease unless we are able to procure additional business from existing and/or new clients.

There is no assurance that our operating and financial results in the future will remain at a level comparable to those recorded for the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 and 2024, and will not further decline. Our interim results, growth rate and profitability may not be indicative of our annual results or our future results. In addition, our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. Our Class A ordinary shares could be subject to significant price volatility should our earnings fail to meet the expectations of investors. Any of these events could cause the price of our Shares to materially decrease.

We face risks relating to natural disasters, health epidemics or pandemics, and other outbreaks, most notably those related to the outbreak of COVID-19.

Our business could be adversely affected by the effects of epidemics or pandemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or any other epidemic or pandemic. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our facilities.

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Our clients as well as income generation are mainly from Hong Kong and Singapore. The negative impacts of the COVID-19 pandemic on our business include:

● The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).

● Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

● The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our all line of services.

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Depressed business sentiment and inability to freely travel in Fiscal 2021 and the first half of Fiscal 2022 resulted in the addition of no new clients over such period and comparatively low corporate services income. Although we added new clients in the second half of Fiscal 2022 and Fiscal 2023 and increased our corporate services income, there can be no assurance that such increases are sustainable.

The prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on our industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event the health and economic environment does not improve or there is no continued recovery in the regions where we serve our clients or operate, our business, results of operations and financial condition could be materially and adversely affected. We will continue to closely monitor the effects of the pandemic impact on our business.

We had a concentration of credit risk because we derived our corporate services income from a limited number of customers.

For the six months ended March 31, 2024, we derived our corporate services income from 35 customers with the top two customers contributing approximately 65.2% of our total corporate services income. For the year ended September 30, 2023, we derived our corporate services income from 60 customers with the top two customers contributing approximately 54.7% of our total corporate services income. For the year ended September 30, 2022, we derived our corporate services income from 87 customers, with the top two customers contributing approximately 46.3% of our total corporate services income. For the year ended September 30, 2021, we had 96 customers, among which two customers accounted for 47.9% of our total corporate services income. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after completion of our services. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We depend on a limited number of customers for a significant portion of our corporate services income and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Our ability to maintain close relationships with major customers is essential to the success of our business. We received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2024, corporate services income generated from our two largest customers accounted for approximately 47.9%, 46.3%, 54.7% and 65.2%, respectively, and corporate services income generated from our largest customers accounted for approximately 37.4%, 33.0%, 30.9% and 39.9%, respectively. Corporate services income from our largest customer for the year ended September 30, 2022 was related to a one-off transaction, which is not expected to recur in the future. Although this customer continued to engage with us for other services for the year ended September 30, 2023, we cannot assure you that the volume of corporate services income from this customer will remain consistent in the future. Additionally, corporate services income from our second largest customer for the year ended September 30, 2023 was also related to a one-off transaction, which is not expected to recur in the future. We cannot assure you that any of our customers in the future will not cease purchasing services from us in favor of services from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our corporate services income, profitability, and results of operations.

We have incurred net loss and negative operating cash flow in the past, which we may continue to experience in the future.

We have incurred net loss and negative operating cash flow in the past. For the year ended September 30, 2021, we had net loss of US$394,828 and negative operating cash flow of US$503,988. For the six months ended March 31, 2024, we had net loss of 143,089 and negative operating cash flow of US$796,976. For the year ended September 30, 2022 and 2023, we had negative operating cash flow of US$340,755 and US$58,677, respectively. Although we had net profit of US$137,694 for the year ended September 30, 2022 and net profit of US$1,134,436 for the year ended September 30, 2023, we cannot assure you that we will be able to generate profits or positive operating cash flow in the future. We expect our costs and expenses to increase as we expand our operations, primarily including payroll expenses and third party professional fees. Our ability to achieve profitability and positive operating cash flow principally depends on our ability to maintain and further expand our customer base, increase our corporate services income and control our costs and expenses, but we cannot assure you that our customer base will maintain the growth momentum. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in regulatory policy and macroeconomic conditions or competitive dynamics in the industry. If we cannot effectively maintain or achieve corporate services income growth at scale, or we are unable to maintain and enhance our profitability and liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

We recorded net current liabilities and a total shareholders’ deficit in the past and may continue to record net current liabilities and a total shareholders’ deficit in the future, which could expose us to liquidity risks.

We had net current liabilities of US$649,404 and US$522,853 as of September 30, 2021 and 2022, respectively. We also had total shareholders’ deficits of US$446,890 and US$344,809 as of September 30, 2021 and 2022, respectively. Although we had net current assets of US$695,971 and US$608,170 as of September 30, 2023 and March 31, 2024, respectively and total shareholders’ equity of US$812,677 and US$727,853 as of September 30, 2023 and March 31, 2024, respectively, we may record net current liabilities and a total shareholders’ deficit in the future, which could expose us to liquidity risks. A net current liabilities position could expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends would be materially and adversely affected. Our liquidity position is dependent on, among other factors, our ability to grow our business and extend our service offering to existing customers and expand our customer base, but we cannot assure you that our business and customer base will maintain the growth momentum. If we have net current liabilities in the future, our working capital for operations or business expansion plans could be limited and our business, financial position and results of operations could be materially and adversely affected.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications and reports, including the Frost & Sullivan report which we commissioned. Statistical data in these publications also include projections based on a number of assumptions. While we have not independently verified the data and information contained therein and such data and information may have been collected using third-party methodologies, we believe that the data and information, including projections based on a number of assumptions, from these third-party publications and reports used in this prospectus is reliable. However, the industries in which we operate may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly evolving nature of these industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of the industries in which we operate. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

Although our principal business operations are based in Singapore, we also conduct business operations in mainland China and Hong Kong, which could expose us to the rules, regulations and influence of regulators in those jurisdictions.

Although our principal business operations are based in Singapore, we also conduct business operations in mainland China and Hong Kong.

Our corporate services income generated from mainland China accounted for 2.0%, 0.8%, 0.6% and 1.5% of our total corporate services income for the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2024, respectively. Our corporate services income generated from Hong Kong accounted for 98.0%, 55.5%, 14.5% and 14.0% for the same periods, respectively. While corporate services income generated from Hong Kong has decreased significantly since we moved our corporate headquarters to Singapore in July 2022, and the majority of our new contracts are entered into with Enigmatig Singapore, we continue to service certain clients in Hong Kong, in particular Hong Kong-based clients who prefer to engage with our Hong Kong entity. Our operations in mainland China and Hong Kong could expose us to the rules, regulations and influence of regulators.

Our PRC subsidiary, Enigmatig Shanghai, was established under and is governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in issuers with PRC and/or Hong Kong operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our Class A Ordinary Shares, to decline.

In addition, to operate our business in Hong Kong and mainland China, from time to time, we may be required to obtain additional permits or approvals from the relevant authorities. The process of obtaining these permits or approvals can be time-consuming, complex, and subject to uncertainties. Delays or failures in obtaining the necessary permissions or approvals could hinder our ability to operate, expand our business, or introduce new products. This could have a negative impact on our financial performance and prospects.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency, i.e. Hong Kong Dollar, legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the Chinese government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Risks Relating to Doing Business in Singapore

It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and, except for certain of our investments, substantially all of our assets are located outside the United States. In addition, all of our Directors and Executive Officers reside outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws.

In addition, holders of book-entry interests in the shares (for example, where such shareholders hold shares indirectly through the Depository Trust Company, or DTC) will be required to be registered shareholders of the Company as reflected in our register of members in order to have standing to bring a Shareholder action under U.S. securities laws. The administrative process of becoming a registered Shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in such jurisdictions. Enforcement of a foreign judgment against us, our Directors or our Executive Officers in the Singapore courts would be subject to applicable Singapore laws. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts may have regard to, among others, whether the judgment was final and conclusive on the merits, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, procured by fraud or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors or our Executive Officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our main subsidiary, Enigmatig Singapore, is located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by Enigmatig Singapore to Enigmatig BVI and consequently, the dividends paid by Enigmatig BVI to us. The distribution of dividends to Enigmatig BVI from Enigmatig Singapore is subject to restrictions imposed by the applicable laws and regulations in Singapore, which are more fully described in “Regulation — Singapore” in this prospectus. In addition, although except for the limitations described in “Regulation —Singapore”, there are currently no foreign exchange control regulations which restrict the ability of Enigmatig Singapore to distribute cash dividends to us, the relevant regulations may be changed and the ability of Enigmatig Singapore to distribute dividends to Enigmatig BVI may be restricted in the future. See “Regulation — Singapore” for more information.

It is not certain if ENIGMATIG LIMITED will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore, or ITA, a company established outside Singapore but the control and management of whose business is exercised in Singapore could be considered a tax resident in Singapore. However, such control and management of the business may be considered not exercised in Singapore if, inter alia, no board meetings are conducted in Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences. In particular, based on the Inland Revenue Authority of Singapore’s, or IRAS, website located at https://www.iras.gov.sg/taxes/corporate-income-tax/basics-of-corporate-income-tax/tax-residency-of-a-company-certificate-of-residence (last accessed: November 7, 2024), a board of directors meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either of the following conditions is met: (a) at least 50% of the directors (with the authority to make strategic decisions) are physically present in Singapore during the meetings; or (b) the chairman of the board of directors (if the company has such an appointment) is physically present in Singapore during the meeting.

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We believe that ENIGMATIG LIMITED, or the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by, inter alia, IRAS, and we cannot ensure that IRAS, the Singapore courts or other regulatory authorities would agree with our analysis of the application and interpretation of the term “control and management” for the purposes of the ITA. If it is determined that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s chargeable income, i.e. excluding deductions, etc. that accrues in, is derived from or is received or considered under the ITA to be received in Singapore from outside Singapore, where applicable, may be subject to Singapore income tax at the prevailing corporate income tax rate of 17%. If the Company is regarded as a Singapore tax resident, any dividends received or considered to be received by the Company in Singapore from our subsidiary located in a foreign jurisdiction where the highest rate of income tax or tax of a similar character is, at the time such dividends are received or considered to be received in Singapore, less than 15%, may be subject to Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, Singapore does not as at the date of this prospectus impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our Class A ordinary shares will not be subject to withholding tax in Singapore.

Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Class A ordinary shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Class A ordinary shares if such gains are not accrued in, derived from or received or considered under the ITA to be received in Singapore from outside Singapore. Such gains may be considered as not having been derived from Singapore, if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Class A ordinary shares is performed outside of Singapore, provided, inter alia, that the transactions are not conducted with the intent of reducing taxable income in Singapore. For Singapore resident shareholders, if the gain from disposal of our Class A ordinary shares is determined to be income in nature, such gain will generally be subject to Singapore income tax, and will as at the date of this prospectus generally not be taxable in Singapore if the gain is determined to be capital in nature. See “Taxation—Singapore Taxation” for more information.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Although during 2021 and 2020, most of our operations were based in Hong Kong, we moved substantially all of the operations to Singapore in 2022. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

During economic downturns or recessions, there can be heightened competition for our services and increased pressure to reduce our advisory fees as our clients may reduce their demand for our services. If we lose significant fee volume or reduce the level of our advisory fees significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our clients to obtain funds for operations and capital expenditures. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The outbreak of COVID-19 resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. Although Singapore removed most remaining COVID-19 travel restrictions as of February 13, 2023, and eased its entry requirements for travelers, there can be no assurances as to whether lifted measures will be reinstated or new measures will be implemented. The COVID-19 outbreak and related government measures adversely affected our business in a number of ways, such as limiting our ability to conduct in person meetings and marketing efforts due to restrictions on travel.

Further, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations in Singapore, could have a material adverse impact on our ability to continue to operate our business without interruption.

COVID-19 impacted Singapore’s economy resulting in significant economic contraction and increased unemployment rates during 2020. In 2021, the Singapore economy grew by 7.2%, rebounding from the 5.4% contraction in 2020, but a resurgence of the COVID-19 pandemic, another outbreak, or other adverse macroeconomic events could negatively affect Singapore’s economy. The general economic downturn may affect the ability of our counterparties to perform their obligations in a timely manner or at all. The Singapore government has in the past introduced measures to alleviate the economic impact of COVID-19 such as the imposition of relief from actions for inability to perform scheduled contracts, or relief for financially distressed individuals, firms and other businesses, and any future measures could adversely affect our ability to enforce and require our counterparties to perform their obligations under our contracts. The extent to which this outbreak, or others like it, will continue to impact our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

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Our corporate services income and profitability have in the past been and may be in the future materially affected if COVID-19 or any other health epidemic or virus outbreak affects overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when the outbreak of COVID-19 will be fully contained, and we also cannot predict if the impact of an outbreak will be short-lived or long-lasting or when the Singapore market will be able to fully recover to pre-COVID-19 levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

Risks Relating to Our Class A Ordinary Shares and This Offering

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and most of our assets are located outside the United States. In addition, all of our directors and executive officers, are nationals and residents of countries other than the United States, and substantially all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Regulation”.

Our corporate affairs are governed by our amended and restated Memorandum and Articles of Association, the Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Harney Westwood & Riegels Singapore LLP, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final and conclusive;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

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Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may follow the home country practice for certain corporate governance practices after the closing of this offering which may differ from the requirements of the Nasdaq. If we choose to follow the home country practice, our shareholders may be afforded fewer protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law”.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands, as we are. Based on the current interpretation of the ES Act, we believe that we are a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as we are a “pure equity holding company”, we are only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company to be listed on the Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including:

(a)	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any rules of Nasdaq;

(b)	[have a majority of the board be independent;]

(c)	have regularly scheduled executive sessions with only independent directors; or

(d)	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance standards applicable to U.S. domestic issuers.

We rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We rely on dividends and other distributions on equity paid by our operating subsidiaries, in particular our subsidiaries in Singapore and Hong Kong which together accounted for 99.2% of our corporate services income in the year ended September 30, 2022, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Dividend Policy” for more information.

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Under the current practice of IRAS, for non-dealers in securities and subject to certain exceptions, no income tax is payable in respect of dividends paid by Enigmatig Singapore. See “Taxation—Singapore Taxation” for more information. Any limitation on the ability of our operating subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. For more details, please see “Regulation”.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A ordinary shares. We intend to use the net proceeds from this offering for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our Class A ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class share structure, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. However, the creation of any pledge, charge, encumbrance or other third party right on any Class B ordinary shares to secure a holder’s contractual or legal obligations, except in cases where and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B ordinary shares, will not be considered as a sale, transfer, assignment or disposition and will not trigger the automatic conversion. In addition, the termination of directorship on the board or employment with us of any holder of Class B ordinary shares will not trigger the automatic conversion either.

Due to the disparate voting powers attached to these two classes of ordinary shares, our founder, namely, Mr. Foo Chee Weng Desmond, will beneficially own all of our issued Class B ordinary shares, representing [●]% of our total issued and outstanding share capital immediately after the completion of this offering and he will be able to exercise [●]% of the total voting power of our issued and outstanding share capital immediately following the completing of this offering, excluding the Class A ordinary shares underlying the Representative’s Warrants and assuming that the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future.

Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares, namely, Mr. Foo Chee Weng Desmond, will continue to control a majority of the combined voting power of our ordinary shares and therefore, be able to control all matters submitted to our shareholders for approval so long as the collective voting power of the shares of Class B Ordinary Shares represent more than 50% of the voting power of all outstanding shares of our Class A and Class B Ordinary Shares. As a result, until such time as his collective voting power is below 50%, Mr. Foo Chee Weng Desmond, as the controlling shareholder, has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our amended and restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our amended and restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to 10 votes in respect of all matters subject to shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors will, subject to our amended and restated Memorandum and Articles of Association and the Nasdaq Listing Rules, have the authority without further action by our shareholders to issue additional Class A ordinary shares and Class B ordinary shares, which will be dilutive to our existing Class A ordinary shareholders. In addition, subject to our amended and restated Memorandum and Articles of Association and the Nasdaq Listing Rules, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Class A ordinary shares. Although we have applied to have our Class A ordinary shares listed on Nasdaq, we cannot assure you that a liquid public market for our Class A ordinary shares will develop. If an active public market for our Class A ordinary shares does not develop following the completion of this offering, the market price of our Class A ordinary shares may decline and the liquidity of our Class A ordinary shares may decrease significantly.

The initial public offering price for our Class A ordinary shares will be determined by negotiation between us and the underwriters based on several factors, and we cannot assure you that the price at which the Class A ordinary shares are traded after this offering will not decline below the initial public offering price. As a result, investors in our Class A ordinary shares may experience a significant decrease in the value of their Class A ordinary shares due to insufficient or a lack of market liquidity of our Class A ordinary shares.

The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to you.

The trading prices of our Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in jurisdictions where we have operations. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these other companies’ securities after their offerings may affect the attitudes of investors towards companies based in the same jurisdictions, which consequently may affect the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies in jurisdictions where we have operations may also negatively affect the attitudes of investors towards companies in these jurisdictions in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A ordinary shares.

In addition to the above factors, the price and trading volume of our Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our corporate services income, profit, and cash flow;

●	changes in the economic performance or market valuations of other licensing solutions and related services providers;

●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our customers, our officers, directors, principal shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our customers, our officers, directors, or principal shareholders;

●	release or expiration of lock-up or other transfer restrictions on our outstanding Class A ordinary shares; and

●	sales or perceived potential sales of additional Class A ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our Class A ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all your investment.

Our Class A ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Class A ordinary shares begin trading on the Nasdaq, our Class A ordinary shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A ordinary shares may not develop or be sustained.

The sale or availability for sale of substantial amounts of our Class A ordinary shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be Class A ordinary shares outstanding immediately after this offering, or Class A ordinary shares if the underwriters exercise their option to purchase additional Class A ordinary shares in full. In connection with this offering, we, our officers, directors, and all other existing holders of 5.0% or more of our outstanding shares have agreed not to sell any of our Class A ordinary shares or are otherwise subject to similar lockup restrictions for a period of six (6) months after the completion of this offering without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders’ equity, and any investment in our Class A ordinary shares could be greatly reduced or rendered worthless.

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If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. We cannot assure you that our Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. For more details, please see “Dividend Policy.”

If you purchase Class A ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A ordinary shares is substantially higher than the net tangible book deficit per share. Therefore, if you purchase our Class A ordinary shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book deficit per share after this offering. Based on the initial public offering price of US$[●] per Class A ordinary share, you will experience immediate dilution of US$[●] per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the initial public offering price. We also have a number of outstanding options to purchase Class A ordinary shares with exercise prices that are below the initial public offering price of our Class A ordinary shares. To the extent that these options are exercised, you will experience further dilution. For more details, please see “Dilution”.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the United States, and substantially all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

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We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protection or information that would be made available to you were you investing in a U.S. domestic issuer.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a) at least 75% of our gross income for the year is passive income; or

(b) the average percentage of our assets (determined at the end of each quarter) during the taxable year that produced passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income or at least 75% of our gross income may be passive income. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A ordinary shares and on the receipt of distributions on our Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A ordinary shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting.

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We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Class A ordinary shares that are held by non-affiliates exceeds US$700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Class A ordinary shares.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	expected changes in our corporate services income, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectation regarding the use of proceeds from this offering;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;

●	the length and severity of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[●] million, or US$[●] million if the underwriters exercise their option to purchase additional Class A ordinary shares in full, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$[●] per Class A ordinary shares (the mid-point of the estimated public offering price range shown on the front cover of this prospectus).

We currently intend to use the net proceeds from this offering for the following purposes:

●	approximately 30%, or US$[●] million, is expected to be used for research and development for software;

●	approximately 40%, or US$[●] million, is expected to be used for expansion through strategic acquisitions and investments. As of the date of this prospectus, no acquisition target has been identified;

●	approximately 25%, or US$[●] million, is expected to be used for increasing sales and marketing capabilities; and

●	the balance of the net proceeds for other working capital and general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities / short-term, interest-bearing, debt instruments or demand deposits.

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DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not currently anticipate declaring or paying any cash dividends on our Class A ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on then existing conditions. We may, by ordinary resolution, declare dividends at a general meeting of shareholders, but we are restricted from paying dividends in excess of the amount recommended by our Board. Under the Cayman Islands law, a Cayman Islands company may pay dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2024 presented on:

●	an actual basis; and

on an as adjusted basis to reflect the issuance and sale of the Class A ordinary shares by us in this offering at the initial public offering price of US$[●] per Class A ordinary shares, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts, non-accountable expense allowance and the estimated offering expenses payable by us and assuming no exercise of the option to purchase additional ordinary shares.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2024
SHAREHOLDERS’ EQUITY (DEFICIT)	Actual (unaudited)	As adjusted
	$	$
Class A ordinary shares, US$0.001 par value, 35,000,000 shares authorized, 18,500 issued and outstanding as of March 31, 2024*	19
Class B ordinary shares, US$0.001 par value, 15,000,000 shares authorized, 31,500 issued and outstanding as of March 31, 2024*	31
Additional paid in capital	117,320
Retained Earnings (Accumulated deficit)	555,005
Accumulated other comprehensive (loss) income	55,478
Total shareholders’ equity (deficit)	727,853

* Retroactively presented for the reorganization exercise described in Note 1 of the consolidated financial statements.

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DILUTION

If you invest in our Class A ordinary shares in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ordinary share you will pay in this offering and the as adjusted net tangible book value per share of our Class A ordinary shares after giving effect to this offering. Our historical net tangible book value as of March 31, 2024 was approximately US$[●], or US$[●] per share. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our ordinary shares outstanding on March 31, 2024.

After giving effect to the assumed sale of our Class A ordinary shares in the aggregate amount of US$[●] in this offering at an assumed offering price of US$[●] per share, which is the average of the high and low prices of the range set forth on the cover of this prospectus, and after deducting estimated offering commissions and expenses payable by us, our net tangible book value as of March 31, 2024, would have been approximately US$[●], or US$[●] per share. This represents an immediate increase in as adjusted net tangible book value per share of US$[●] to existing stockholders and immediate decrease of US$[●] per share in as adjusted net tangible book value per share to new investors participating in this offering. The following table illustrates this per share dilution to investors participating in this offering:

Assumed initial public offering price per Class A ordinary share	US$
Net tangible book value per share as of March 31, 2024	US$
Increase per share attributable to payments by new investors	US$
As adjusted net tangible book value per share after the offering	US$
Dilution per share attributable to new investors in the offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[●] per Class A ordinary shares (the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value per Class A ordinary shares after giving effect to this offering, assuming no change to the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at pricing.

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ENFORCEABILITY OF CIVIL LIABILITIES

The Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have the standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States, and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the directors and executive officers of the Company and the auditors of the Company reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [●], located at [●], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Harney Westwood & Riegels Singapore LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Harney Westwood & Riegels Singapore LLP that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under the civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

As at the date of this prospectus, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would, therefore, not be automatically enforceable in Singapore. We have accordingly been advised by our Singapore legal counsel AEI Legal LLC that there is no statutory enforcement in Singapore as to judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. A final and conclusive judgment rendered by the federal or state courts of the United States under which a fixed or ascertained sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law so long as it is established that the Singapore courts have jurisdiction over the judgment debtor, the foreign judgment was on the merits of the case and given by a court of law of competent jurisdiction. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment would conflict with an earlier local judgment from Singapore or an earlier foreign judgment recognized under the private international law of Singapore; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment would amount to the direct or indirect enforcement of a foreign penal, revenue or other public law.

The Singapore courts may also not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. In respect of civil liability provisions of the United States federal and state securities laws that permit punitive damages against us and our directors or executive officers, we are unaware of any reported decision by the Singapore courts that has conclusively considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States, or any state or territory of the United States, is enforceable in Singapore.

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CORPORATE HISTORY AND STRUCTURE

Corporate Structure

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) was incorporated in the Cayman Islands on May 30, 2023 under the Companies Act as an exempted company with limited liability. The authorized share capital of ENIGMATIG LIMITED is currently US$50,000 divided into 50,000,000 shares of nominal or par value US$0.001 each, comprising of (i) 35,000,000 Class A ordinary shares of nominal or par value of US$0.001 each, and (ii) 15,000,000 Class B ordinary shares of nominal or par value of US$0.001 each. Prior to a group reorganization, our Group comprised of our operating subsidiaries in Singapore, Hong Kong, mainland China, Belize and Seychelles.

As part of our reorganization, Enigmatig (BVI) Limited (formerly known as Desfran Limited), or Enigmatig BVI, was incorporated in the BVI on October 27, 2022, 50,000 shares of which were issued to Mr. Foo Chee Weng Desmond, our chairman of the board of directors and chief executive officer at incorporation. Enigmatig BVI acquired (a) 100% of the shares in the issued and paid-up share capital of Enigmatig Singapore, pursuant to a share transfer agreement dated May 4, 2023 between Foo Chee Weng, Desmond and Enigmatig BVI and to be recorded in a deed of assignment between Foo Chee Weng, Desmond and Enigmatig BVI; (b) 100% interest of Enigmatig HK, pursuant to a share transfer agreement dated February 7, 2023 entered into with Foo Chee Weng, Desmond; and (c) 100% interest of Enigmatig Seychelles, pursuant to a share transfer agreement dated November 1, 2022 entered into with Foo Chee Weng, Desmond. Enigmatig BVI has entered into a share transfer agreement dated September 3, 2023 with Foo Chee Weng, Desmond to acquire 100% interest in Enigmatig Belize from Foo Chee Weng, Desmond.

Pursuant to the subscription applications and share transfer forms dated 19 August 2024, ENIGMATIG LIMITED issued 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig BVI to ENIGMATIG LIMITED, upon completion of which Enigmatig BVI became the a wholly owned subsidiary of ENIGMATIG LIMITED.

Organization Chart

The chart below illustrates our corporate structure as of the date of this prospectus:

Notes:

1: Represents Class B ordinary shares held by Foo Chee Weng Desmond and his percentage ownership of the ordinary shares in ENIGMATIG LIMITED.

2: Represents Class A ordinary shares held by Teo Mingwen, Tay Chee Yang and certain other shareholders, and their aggregated percentage ownership of the ordinary shares in ENIGMATIG LIMITED.

3: Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Operating Subsidiaries

A description of our principal operating subsidiaries is set out below.

Enigmatig Seychelles

Enigmatig Corp Limited (formerly known as DESFRAN INVESTMENT CONSULTANCY SERVICES LIMITED), or Enigmatig Seychelles, was incorporated in Seychelles on May 24, 2013 as an international business company with limited liability. Enigmatig Seychelles is principally engaged in corporate services and consultancy for setting up financial institutions.

Enigmatig Belize

Enigmatig (Belize) Limited (formerly known as DesFran Investment Consultancy Services Limited), or Enigmatig Belize, was incorporated in Belize on January 26, 2017 as a limited liability company. Enigmatig Belize holds a license granted by the Financial Services Commission in Belize for the formation or management of international business companies or other offshore entities.

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Enigmatig HK

ENIGMATIG CONSULTING LIMITED (formerly known as Desfran Consulting (Hong Kong) Limited), or Enigmatig HK, was incorporated in Hong Kong on August 29, 2018 as a limited liability company. Enigmatig HK holds a trust or company service provider license granted by the Company Registry to carry on a trust or company service business in Hong Kong valid from January 25, 2022 to January 24, 2025.

Enigmatig Singapore

Enigmatig Pte. Ltd. (formerly known as Desfran Consulting Pte. Ltd.), or Enigmatig Singapore, was established on December 25, 2018 under the Companies Act 1967 of Singapore as an exempt private company limited by shares. It is principally engaged in the business of management consultancy services and information technology consultancy (except cybersecurity).

Enigmatig Shanghai

Shanghai Enigmatig Information Consultancy Limited (formerly known as Shanghai Desfran Information Consultancy Limited), or Enigmatig Shanghai, was established on July 23, 2019 under the laws of the PRC with a registered capital of $1 million and is wholly-owned by Enigmatig HK. It is principally engaged in the business of enterprise management consultancy services, business consultancy services, marketing planning, as well as technology development, technology transfer, technology consulting, technology services and financial services (excluding bookkeeping services) in the electronics, information, and computer technology sectors.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
2010	Began our operations in 2010 when our first representative office was established in Singapore

2012	Established representative offices in Belize and Cyprus. Developed our own in-house backoffice/CRM system

2014	Established offices in Shanghai. Awarded Best Offshore Service Provider in Asia by Global Banking & Finance Review

2016	Established representative offices in London. Significantly upgraded our backoffice/CRM system

2017	Obtained license from the Financial Services Commission in Belize

2019	Awarded Fastest Growing Corporate Advisory in Singapore by Global Banking & Finance Review. Obtained license from Registrar of Companies in Hong Kong

2022	Moved our corporate headquarters from Hong Kong to Singapore and established representative office in Bangkok

2024	Changed our Group name from “Desfran” to “Enigmatig” to reflect our evolving brand identity

37

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive income (loss) data and cash flow data for the years ended September 30, 2021, 2022 and 2023 and summary consolidated balance sheets data as of September 30, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the U.S. GAAP. The following summary consolidated statements of operations and comprehensive income (loss) data and cash flows data for the six months ended March 31, 2023 and 2024, summary consolidated balance sheets data as of March 31, 2024, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations and Comprehensive income (loss)

	For the years ended September 30,			(unaudited) For the six months ended March 31

	2021	2022	2023	2023	2024

	US$	US$	US$	US$	US$
Corporate services income	1,948,871	2,821,504	4,607,006	2,580,854	1,367,345
Cost of sales	(1,352,531)	(1,590,575)	(1,472,190)	(738,971)	(624,227)

Gross profit	596,340	1,230,929	3,134,816	1,841,883	743,118

Operating expenses:
Payroll and employee benefits	(197,762)	(179,335)	(770,411)	(120,884)	(210,950)
Depreciation expenses	(4,454)	(3,552)	(1,748)	-	(2,954)
Operating lease expenses	(156,122)	(142,626)	(115,059)	(71,360)	(49,084)
Other operating expenses	(662,883)	(740,071)	(768,146)	(294,403)	(644,775)
Total operating expenses	(1,021,221)	(1,065,584)	(1,655,364)	(486,647)	(907,763)
Profit/(loss) from operations	(424,881)	165,345	1,479,452	1,355,236	(164,645)

Other (loss) income:
Other (loss) income, net	49,229	96,793	(102,373)	(109,447)	21,556
Total other (loss) income	49,229	96,793	(102,373)	(109,447)	21,556

Profit/(loss) before tax expense	(375,652)	262,138	1,377,079	1,245,789	(143,089)

Income tax expense	(19,176)	(124,444)	(242,643)	(211,965)	-
Net profit/(loss)	(394,828)	137,694	1,134,436	1,033,824	(143,089)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of income tax	7,032	(35,613)	23,050	74,597	58,265
Total comprehensive income/(loss)	(387,796)	102,081	1,157,486	1,108,421	(84,824)

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	(7.90)	2.75	22.69	20.68	(2.86)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	50,000 *	50,000 *	50,000 *	50,000 *	50,000 *

* Retroactively presented for the reorganization exercise described in Note 1 of the consolidated financial statements.

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Summary Consolidated Balance Sheets

	As of September 30,			(unaudited) As of March 31,

	2021	2022	2023 (as restated)	2024

	US$	US$	US$	US$
ASSETS
Current assets
Cash and cash equivalents	332,865	447,880	1,192,618	1,279,671
Digital assets	-	-	1,160,875	-
Accounts receivable, net	67,541	17,805	420,460	532,097
Amount due from shareholder	21,512	1,533,977	732,482	-
Contract assets	84,635	96,575	251,635	486,252
Income taxes receivable	4,447	-	-	-
Other current assets	116,253	130,625	148,781	172,575
Total current assets	627,253	2,226,862	3,906,851	2,470,595

Non-current assets
Property and equipment, net	1,208	876	3,223	3,630
Right-of-use assets, net	323,126	179,677	90,892	145,726
Deposits	46,724	45,701	25,915	30,632
Deferred tax assets	5,154	-	-	-
Total non-current assets	376,212	226,254	120,030	179,988

TOTAL ASSETS	1,003,465	2,453,116	4,026,881	2,650,583

LIABILITIES
Current liabilities
Accounts payable	53,842	403,864	352,056	343,396
Accrual and other liabilities	143,979	237,960	784,899	189,219
Amount due to shareholder	238,277	715,345	1,062,585	-
Contract liabilities	487,701	943,026	577,845	1,187,915
Operating lease liabilities, current	138,055	120,378	73,233	71,988
Income taxes payable	214,803	329,142	360,262	69,907
Total current liabilities	1,276,657	2,749,715	3,210,880	1,862,425

Non-current liabilities
Operating lease liabilities, non-current	173,698	48,210	3,324	60,305
Total non-current liabilities	173,698	48,210	3,324	60,305

TOTAL LIABILITIES	1,450,355	2,797,925	3,214,204	1,922,730

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, US$0.001 par value, 35,000,000 shares authorized, 18,500 issued and outstanding as of March 31, 2024 and, September 30, 2023, 2022 and 2021*	19	19	19	19
Class B ordinary shares, US$0.001 par value, 15,000,000 shares authorized, 31,500 issued and outstanding as of March 31, 2024 and, September 30, 2023, 2022 and 2021*	31	31	31	31
Additional paid in capital	117,320	117,320	117,320	117,320
Retained Earnings (Accumulated deficit)	(574,036)	(436,342)	698,094	555,005
Accumulated other comprehensive (loss) income	9,776	(25,837)	(2,787)	55,478
Total shareholders’ equity (deficit)	(446,890)	(344,809)	812,677	727,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,003,465	2,453,116	4,026,881	2,650,583

* Retroactively presented for the reorganization exercise described in Note 1 of the consolidated financial statements.

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Summary Consolidated Statements of Cash Flow

	For the years ended September 30,			(unaudited) For the six months ended March 31,

	2021	2022 (as restated)	2023 (as restated)	2023 (as restated)	2024 (as restated)

	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit / (loss)	(394,828)	137,694	1,134,436	1,033,824	(143,089)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income tax	(5,235)	5,106	-	-	-
Depreciation	4,454	3,552	1,748	-	2,954
Provision of doubtful accounts	90,000	60,100	-	-	-
Impairment loss	-	-	8,973	8,973	-
Change in operating assets and liabilities:
Accounts receivable	(96,640)	(1,601,990)	(1,148,391)	(1,191,321)	(107,073)
Contract assets	(64,020)	(11,940)	(155,706)	(87,255)	(233,315)
Income taxes receivable	-	4,447	-	-	-
Other current assets	27,733	(14,812)	(18,078)	(27,671)	(23,252)
Deposits	627	(115)	19,835	20,616	(4,052)
Accounts payable	54,310	370,498	(68,189)	(130,323)	(13,102)
Accruals and other current liabilities	(11,794)	102,092	545,969	(40,589)	(603,839)
Contract liabilities	(123,910)	486,127	(403,424)	504,951	619,741
Income taxes payable	16,421	119,338	27,840	(2,838)	(293,805)
Operating lease assets and liabilities	(1,106)	(852)	(3,690)	(2,712)	1,856
Net cash provided by (used in) operating activities	(503,988)	(340,755)	(58,677)	85,655	(796,976)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,641)	(3,269)	(4,075)	(53)	(3,342)
Proceeds from sale of digital assets	-	-	366,956	-	1,655,883
Amount due from shareholder	-	-	88,650	494,037	254,175
Net cash provided by (used in) investing activities	(4,641)	(3,269)	451,531	493,984	1,906,716

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from shareholders	175,000	477,893	347,333	322,332	(1,062,847)
Net cash provided by (used in) financing activities	175,000	477,893	347,333	322,332	(1,062,847)

Foreign currency translation	12,277	(18,854)	4,551	63,034	40,160
Net change in cash and cash equivalents	(321,352)	115,015	744,738	965,005	87,053
Cash, and cash equivalents - beginning of year	654,217	332,865	447,880	447,880	1,192,618
Cash, and cash equivalents - end of year	332,865	447,880	1,192,618	1,412,885	1,279,671
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	-	-	-	-
Cash paid for income taxes	49,853	-	214,802	214,803	293,805

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	-	1,579,519	740,161	993,013	-
Amount due from shareholder settled by digital assets	-	-	1,540,000	-	484,768

40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

ENIGMATIG LIMITED is an international consultancy firm incorporated in the Cayman Islands with headquarters in Singapore. We are dedicated to delivering one-stop cross-border financial licensing solutions and a wide range of related services. We conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. We began our operations in 2010 when our first office was founded in Singapore by Mr. Foo Chee Weng Desmond who has extensive experience in the financial industry. We have four (4) global offices, one in each of Singapore, Hong Kong, Shanghai and London, and maintain a desk in Bangkok, Thailand to support our existing client base of Asian Pacific companies in their business operations. We have plans to expand our physical presence into a number of additional locations, including Dubai, Taipei, Kuala Lumpur, Ho Chi Minh City and Jakarta.

We offer a full range of consulting services for financial institutions. The breadth of our services, ranging from initial planning, filings and incorporation to license registration to ongoing regulatory compliance and back-office services, allows us to operate as a one-stop service provider for our clients setting up in a new jurisdiction. Our strong relationships with our clients and our client relationship-centric focus ensures continuity of services.

Our services are broadly categorized as:

a)	Licensing services:

We assist our clients to obtain, renew and comply with a range of business licenses (primarily including brokerage and other financial licenses) in a variety of jurisdictions, primarily including London, Cyprus and Belize. Key financial licenses with which we assist our clients include the United Kingdom Financial Conduct Authority (FCA) license, the Cyprus Securities and Exchange Commission (CySEC) Investment license, and the Belize International Financial Services Commission (IFSC) license, among others. According to the Frost & Sullivan report, we are one of only a few international consultancy firms that specializes in foreign exchange licensing services over multiple jurisdictions.

To assist our clients to succeed in the businesses for which they are obtaining a license, we also offer a number of ancillary regulatory consultancy services, including advising on establishing a business plan, creating operation, risk and compliance manuals, assisting clients find and negotiating on their behalf with suitable professionals to serve as local agents, nominee directorships, nominee shareholder, general manager, compliance officer or finance manager and assisting clients find and negotiate for suitable office premises.

b)	Corporate secretarial and other services

We assist clients in incorporating in numerous overseas jurisdictions, including directly in Singapore, the UK, Hong Kong and Belize and indirectly, through partnerships in over 15 other jurisdictions, such as the BVI, Seychelles, the Dubai Multi Commodities Centre and St. Vincent. Our corporate secretarial services also include filing of regulatory documents, maintaining company registers, compiling articles of incorporation, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We also provide fintech services, including regtech services, to our clients to help facilitate their businesses.

We offer client relationship management and software to help our clients grow and build lasting relationships with their customers.

We have built a proprietary CRM software system that our clients can license to manage their CRM needs. Starting in December 2022, we began working with a Denmark-based third-party partner to offer a variety of online regulatory technology options through our CRM platform, including automated KYC and AML checks, transaction monitoring and risk assessment. We launched an App licensed from such third-party partner in November 2023. As of July 31, 2024, we had two clients using this App for regulatory technology services and are currently marketing it to additional prospective clients.

We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners, acquisition cost. To the extent we identify opportunities to expand our fintech services through purchase or potential combination with other companies in the fintech space, we will consider such opportunities on a case-by-case basis.

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Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below:

Complex regulatory requirements on financial licenses

In recent times, global regulatory bodies have become more cautious in granting financial licenses, resulting in heightened requirements. Consequently, individuals and businesses seeking licenses are subject to a high level of review and scrutiny. In addition, requirements for financial licenses vary across countries, generally involving a comprehensive application process detailing company operations and ownership. The complexity makes acquiring and managing licenses challenging, which affects our business in a number ways. Increasing complexity helps push demand for the consultancy services we provide. However, such complexity and any new rules and regulations may affect the outcome of the license application process. This can indirectly affect our corporate services income, as if customers are unable to qualify for/obtain the licenses they require as they will not need our compliance and financial/regulatory technology services.

Impact of closures arising from the coronavirus (COVID-19) and geopolitical events

The global pandemic triggered by COVID-19 significantly impacted our business, particularly in Singapore and Hong Kong, where lockdowns and travel restrictions disrupted operations, leading to decreased service demand. We did not add any new clients in Fiscal 2021 or the first half of Fiscal 2022. As such, our corporate services income decreased to US$1,948,871 in Fiscal 2021. As borders opened over the course of 2022 and economies embarked on recovery, demand began to increase. We added four clients in the second half of Fiscal 2022 and 27 new clients in Fiscal 2023, and corporate services income for Fiscal 2023 increased to US$4,607,006. However, our corporate services income decreased from US$2,580,854 for the six months ended March 31, 2023 to US$1,367,345 for the six months ended March 31, 2024, driven primarily by increased client wariness due to geopolitical conditions, including the Israel-Palestine conflict, the ongoing conflict between Russia and Ukraine and uncertainties surrounding the US elections. While we continue to see a promising landscape of opportunities emerging from this recovery phase and we see new services bear fruit, the increase in corporate services income from pent-up demand may not be sustained or maybe affected by geopolitical events, and our corporate services income may be affected.

Rising costs of local agents and labor

We typically carry out various aspects of our operations through local law firms, accounting firms and other third-party professional firms to leverage their expertise and to mitigate our exposure to regulatory non-compliance in various jurisdictions. In recent years, the prevailing macroeconomic environment, characterized by heightened inflationary pressures, has translated into amplified operational costs from external specialists and agents. Staff costs are also subject to increases year on year. We managed such increased costs by controlling headcount in recent years. Our total number of full-time employees decreased from 22 full-time employees as of September 30, 2021 to 17 full-time employees as of September 30, 2022, driven primarily by natural attrition and slower hiring as a result of the COVID-19 pandemic. As a result, payroll included in cost of sales, typically the biggest component of our cost of sales decreased 24.0% from US$797,381 for Fiscal 2021 to US$606,079 despite a significant increase in corporate services income, and our payroll and employee benefits decreased by 9.3%, from US$197,762 for Fiscal 2021 to US$179,335 for Fiscal 2022. Similarly, our total number of full-time employees decreased from 17 full-time employees as of September 30, 2022 to 14 full-time employees as of September 30, 2023. This decrease offset cost of labor increases such that staff cost included in cost of sales decreased 29.8% from US$606,079 for Fiscal 2022 to US$425,284 for Fiscal 2023. Staff cost included in cost of sales further decreased 8.4% from US$225,583 for the six months ended March 31, 2023 to US$206,598 for the six months ended March 31, 2024, despite the number of full-time employees remains at 15 as of March 31, 2023 and 2024. However, payroll and employee benefits increased 329.6% from US$179,335 for Fiscal 2022 to US$770,411 for Fiscal 2023, and increased 74.5% from US$120,884 for the six months ended March 31, 2023 to US$210,950 for the six months ended March 31, 2024, primarily driven by lifting of the temporary decision not to pay any salary, or bonus to our directors, that was in place during the second half of Fiscal 2022 and much of the six months ended March 31, 2023, in response to the financial challenges presented by COVID-19. To the extent we are unable to manage such costs, this could contribute to an increase in our operating costs which could impact our margins and profitability.

Key Components of Results of Operations

Corporate services income

We derive our corporate services income from sale of our services, including license application and renewal services and corporate secretarial and other services, to our clients.

In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2023 and 2024, we generated total corporate services income of US$1,948,871, US$2,821,504, US$4,607,006, US$2,580,854 and US$1,367,345, respectively.

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The following table sets forth the breakdown of our corporate services income for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022	2023	2023	2024
	US$	US$	US$	US$	US$
Corporate services income:
License application and renewal services	1,547,240	2,386,085	3,201,761	1,729,807	926,227
Corporate secretarial and other services	401,631	435,419	1,405,245	851,047	441,118
Total	1,948,871	2,821,504	4,607,006	2,580,854	1,367,345

Corporate services income by geographical location

We book our corporate services income primarily in relation to the office in which we contract with our clients and in which the services are performed. Prior to July 2022, our headquarters were located in Hong Kong and the majority of our business was booked out of Hong Kong. In July 2022, we moved our corporate headquarters to Singapore, where the majority of our employees currently reside, and the majority of our new contracts are entered into with Enigmatig Singapore. However, we have opted to continue to service certain clients in Hong Kong, in particular Hong Kong-based clients who prefer to engage with our Hong Kong entity.

The following table sets forth a breakdown of our corporate services income by geographic location for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022	2023	2023	2024
	US$	US$	US$	US$	US$

Singapore	-	1,232,075	3,908,035	2,217,492	1,155,759
Hong Kong	1,910,017	1,565,628	670,145	340,736	191,692
Mainland China	38,854	23,801	28,826	22,626	19,894
Total	1,948,871	2,821,504	4,607,006	2,580,854	1,367,345

Cost of Sales

Our cost of sales comprises mainly cost of corporate secretarial and other services, cost of license application and renewal services and staff costs. In Fiscal 2021, Fiscal 2022 and Fiscal 2023, our cost of sales was US$1,352,531, US$1,590,575 and US$1,472,190, respectively. In the six months ended March 31, 2023 and 2024, our cost of sales was US$738,971 and US$624,227, respectively.

The following table sets forth a breakdown of our cost of sales by type of cost for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022	2023	2023	2024
	US$	US$	US$	US$	US$

Cost of sales
Payroll	797,381	606,079	425,284	225,583	206,598
Third party professional fee	231,655	684,296	347,535	222,719	137,411
Commission fee	5,731	8,674	419,376	185,422	119,329
Client operation cost	268,460	257,566	241,302	105,209	160,599
Government fee	49,304	33,960	38,693	38	290
Total	1,352,531	1,590,575	1,472,190	738,971	624,227

Gross profit and gross profit margin

In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2023 and 2024, our gross profit was US$596,340, US$1,230,929, US$3,134,816, US$1,841,883 and US$743,118, respectively. Our overall gross profit margin was 30.6%, 43.6%, 68.0%, 71.4% and 54.3%, respectively, for the same periods.

Our gross profit and gross profit margin are primarily affected by total amount of corporate services income, pricing of our services, and fluctuation in price of certain components of our cost of sales, particularly cost of third-party services we use and staff cost.

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Operating Expenses

Our operating expenses include payroll and employee benefits, depreciation expenses, operating lease expenses and other operating expenses. The following table sets forth components of our operating expenses for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022	2023	2023	2024
	US$	US$	US$	US$	US$
Operating expenses:
Payroll and employee benefits	197,762	179,335	770,411	120,884	210,950
Depreciation expenses	4,454	3,552	1,748	-	2,954
Operating lease expenses	156,122	142,626	115,059	71,360	49,084
Other operating expenses	662,883	740,071	768,146	294,403	644,775
Total	1,021,221	1,065,584	1,655,364	486,647	907,763

Payroll and employee benefits. Payroll and employee benefits consisted of personnel-related expenses associated with our administration and finance and accounting team, including salaries, retirement expenses benefits and bonuses.

Depreciation expenses. Depreciation expenses primarily related to computers and other office equipment.

Operating lease expenses. Operating lease expenses primarily consisted of lease payments made in relation to our office premises in Singapore, London, Shanghai and Hong Kong. We have a non-cancellable lease for office premises at Scrutton Street in London with a lease term extending over two years. We also have a lease agreement for office premises at Jing ‘an District in Shanghai with a lease term of three years. We have another lease for office premises at Shenton House in Singapore with a renewed lease term of one year expiring in August 2024, reflecting a shorter-term commitment for the Singapore office space. Office premise located at Queen’s Road Central in Hong Kong with a lease term of four years expired in February 2023 and in March 2023 we entered into a lease agreement for a new office at Shing Yip Street in Hong Kong with a lease term of two years.

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Other operating expenses. Other operating expenses primarily consisted of bad debts, consulting fees and professional fees. The following table sets forth components of our other operating expenses for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022	2023	2023	2024
	US$	US$	US$	US$	US$
Other operating expenses:
Bad debts	90,000	60,100	8,973	8,973	-
Consulting fees	300,788	146,372	-	-	-
Entertainment	13,303	22,375	94,749	52,056	24,187
Marketing	35,921	31,086	32,089	10,773	9,067
Maintenance fees	24,475	34,064	5,660	-	-
Other IT expenses	62,116	48,761	75,635	32,896	56,575
Professional fees	25,837	282,847	341,844	97,470	385,571
Retirement expenses	31,701	31,388	54,879	19,003	28,952
Travel expenses	12,143	28,923	77,841	38,055	55,547
Other expenses [1]	66,599	54,155	76,476	35,177	84,876
Total	662,883	740,071	768,146	294,403	644,775

Note:

(1) Includes local council tax, property management fees, office rental fees, bank fees and server and domain expenses, among others.

Other income(loss)

Other income(loss) amounted to approximately US$49,229, US$96,793, US$(102,373), US$(109,447) and US$21,556 for the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 and 2024, respectively, comprised interest income, government grant, exchange gain (loss) and others. The following table sets forth components of our other income(loss) for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022	2023	2024	2023
	US$	US$	US$	US$	US$
Other income(loss)
Interest income	253	99	267	110	393
Government grant	61,635	18,558	14,521	2,432	9,574
Exchange gain (loss)	(12,659)	77,936	(139,585)	(112,072)	11,489
Others	-	200	22,424	83	100
Total	49,229	96,793	(102,373)	(109,447)	21,556

Income tax expense

For the years ended September 30, 2021, 2022 and 2023 and the six months ended March 31, 2024, our income tax expense comprised our current tax expense and deferred tax.

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Taxation

Cayman Islands, Seychelles and BVI

ENIGMATIG LIMITED, Enigmatig Corp Limited and Enigmatig (BVI) Limited are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. The localities currently enjoy permanent income tax holidays; accordingly, ENIGMATIG LIMITED, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

Our significant subsidiary, Enigmatig Pte Ltd., was incorporated and is operating in Singapore. It is subject to enterprise income tax on its taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17%, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Mainland China

One of our subsidiaries, Shanghai Enigmatig Information Consultancy Limited was incorporated and is operating in mainland China. It is subject to PRC enterprise income tax on their taxable income at a rate of 25% in accordance with the relevant PRC income tax laws. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries to be a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in mainland China, in which case we or the applicable overseas subsidiaries, as the case may be, would be subject to the PRC EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow.

Belize

One of our subsidiaries, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25%. Enigmatig (Belize) Limited had no operating profit or tax liabilities for the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 and 2024.

Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue recognition

The Company adopted the new revenue standard Accounting Standards Codification (“ASC”) 606 since October 1, 2020, using the modified retrospective method for contracts that were not completed as of October 1, 2020. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The following five steps are applied to achieve the core principle of the new revenue standard: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfies the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

46

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

License application, maintenance and renewal services income

Licensing application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

Our primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

We measure our progress toward completion of services based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is primarily generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

47

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of September 30, 2021, 2022 and 2023 and March 31, 2023 and 2024.

Collectability of account receivables

The sales, project, and finance teams collaborate to review the outstanding receivable, and if the management determines that the full amount is recoverable within a specified timeframe (e.g., 12 months), no provision for doubtful debts is made. However, if the management believes that the outstanding receivable amount is partially or entirely irrecoverable within the designated period, a provision for doubtful debt is made. Management will consider the Company’s historical losses adjusted to take into account the current market conditions as well as the Company’s clients’ financial condition.

Recent Accounting Pronouncements

We are an “emerging growth company”, or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. We are currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. This amended guidance requires fair value measurement of certain crypto assets each reporting period with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost basis for each significant crypto asset held and annual reconciliations of crypto asset holdings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. The Company does not expect the adoption of ASU 2023-08 to have a material effect on its consolidated financial statements.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of operations and cash flows.

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Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended September 30,			(unaudited) For the six months ended March 31
	2021	2022	2023	2023	2024
	US$	US$	US$	US$	US$

Corporate services income	1,948,871	2,821,504	4,607,006	2,580,854	1,367,345
Cost of sales	(1,352,531)	(1,590,575)	(1,472,190)	(738,971)	(624,227)

Gross profit	596,340	1,230,929	3,134,816	1,841,883	743,118

Operating expenses:
Payroll and employee benefits	(197,762)	(179,335)	(770,411)	(120,884)	(210,950)
Depreciation expenses	(4,454)	(3,552)	(1,748)	-	(2,954)
Operating lease expenses	(156,122)	(142,626)	(115,059)	(71,360)	(49,084)
Other operating expenses	(662,883)	(740,071)	(768,146)	(294,403)	(644,775)
Total operating expenses	(1,021,221)	(1,065,584)	(1,655,364)	(486,647)	(907,763)
Profit/(loss) from operations	(424,881)	165,345	1,479,452	1,355,236	(164,645)

Other (loss) income:
Other (loss) income, net	49,229	96,793	(102,373)	(109,447)	21,556
Total other (loss) income	49,229	96,793	(102,373)	(109,447)	21,556

Profit/(loss) before tax expense	(375,652)	262,138	1,377,079	1,245,789	(143,089)
Income tax expense	(19,176)	(124,444)	(242,643)	(211,965)	-
Net profit/(loss)	(394,828)	137,694	1,134,436	1,033,824	(143,089)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of income tax	7,032	(35,613)	23,050	74,597	58,265
Total comprehensive income/(loss)	(387,796)	102,081	1,157,486	1,108,421	(84,824)

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	(7.90)	2.75	22.69	20.68	(2.86)

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Comparison of Six Months Ended March 31, 2023 and 2024

Corporate services income

Our corporate services income decreased by US$1,213,509 or 47.0% from US$2,580,854 for the six months ended March 31, 2023 to US$1,367,345 for the six months ended March 31, 2024. This decrease was driven primarily by (i) the time-consuming nature of the client acquisition in our industry, which combined with a temporary shift of our management in focus towards our IPO resulted in the acquisition of only five new clients in the six months ended March 31, 2024, compared with 12 new clients in the six months ended March 31, 2023; (ii) increased client wariness due to geopolitical conditions, including notably the Israel-Palestinian conflict, the ongoing conflict between Russia and Ukraine and uncertainties surrounding the US elections, and (iii) our strategic shift towards regtech services, which required additional time for market penetration. Our licensing services decreased US$803,580, or 46.5%, from US$1,729,807 for the six months ended March 31, 2023 to US$926,227 for the six months ended March 31, 2024. Corporate secretarial and other services decreased by US$409,929 or 48.2%, from US$851,047 for the six months ended March 31, 2023 to US$441,118 for the six months ended March 31, 2024.

Cost of sales

Our total cost of sales decreased by US$114,744 or 15.5% from US$738,971 for the six months ended March 31, 2023 to US$624,227 for the six months ended March 31, 2024 as our corporate services income decreased from US$2,580,854 for the six months ended March 31, 2023 to US$1,367,345 for the six months ended March 31, 2024. Such decrease was offset by an increase in client operation cost from US$105,209 for the six months ended March 31, 2023 to US$160,599 for the six months ended March 31, 2024 as the nature of our client base shifted from acquisition to maintenance. Acquisition primarily relies on sales personnel and third-party professional, client maintenance incurs higher operations-related costs.

Gross profit & gross profit margin

Our gross profit decreased by US$1,098,765 or 59.7% from US$1,841,883 for the six months ended March 31, 2023 to US$743,118 for the six month ended March 31, 2024. This decrease was primarily driven by the significant decrease in corporate services income in the six months ended March 31, 2024 compared with the six months ended March 31, 2023. Our gross profit margin decreased significantly from 71.4% in the six months ended March 31, 2023 to 54.3% in the six months ended March 31, 2024. The decrease in margins was primarily driven by fixed costs, particularly staff costs, remaining relatively stable despite low amounts of corporate services income for the six months ended March 31, 2024 compared to 2023.

Payroll and employee benefits

Payroll and employee benefits increased by US$90,066, or 74.5%, from US$120,884 for the six months ended March 31, 2023 to US$210,950 for the six months ended March 31, 2024. The increase of payroll and employee benefits was primarily due to our CEO, Mr. Foo Chee Weng Desmond, and CFO, Mr. Mingwen Teo, resuming their salaries in February 2023 and March 2023, respectively, after implementing a salary and bonus freeze in mid-2022 to manage the financial challenges posed by COVID-19. As a result, their salaries were only partially recorded for the six months ended March 31, 2023, compared to the full six months for the period ended March 31, 2024.

Operating lease expenses

Operating lease expenses decreased by US$22,276, or 31.2%, from US$71,360 for the six months ended March 31, 2023 to US$49,084 for the six months ended March 31, 2024. The decrease of operating lease expenses was primarily driven by (i) the move to a smaller office in Hong Kong, which resulted in a monthly rent reduction from approximately US$3,044 to approximately US$844 and (ii) our move to a smaller office on a different floor in the UK to accommodate the landlord’s request to allow for renovation, resulting in a rent discount.

Other operating expenses

Other operating expenses increased by US$350,372 or by 119.0% from US$294,403 for the six months ended March 31, 2023 to US$644,775 for the six months ended March 31, 2024. This increase was primarily attributable to (i) a substantial increase in professional fees, primarily related to our preparation for the listing; and (ii) an increase in other expenses, the increase was due to the need to cover a bulk payment of past local council taxes which became due when we switched offices in London, partially offset by a decrease in entertainment expenses.

Income tax expense

Income tax expenses decreased from US$ 211,965 for the six months ended March 31, 2023 to nil for the six months ended March 31, 2024. This decrease was due to a change in our results from a net profit before income tax for the six months ended March 31, 2023 to a net loss before income tax expense for the six months ended March 31, 2024.

Net profit (loss)

As a result of the foregoing factors, in particular the decrease of our corporate service income and the increase in operating expenses, our net profitability decreased from a net profit of US$1,033,824 for the six months ended March 31, 2023 to a net loss of US$143,089 for the six months ended March 31, 2024.

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Comparison of Years Ended September 30, 2023 and 2022

Corporate services income

Our corporate services income increased by US$1,785,502 or 63.3% from US$2,821,504 for the year ended September 30, 2022 to US$4,607,006 for the year ended September 30, 2023. This increase was driven primarily by (i) strengthening across our core businesses as borders that had been closed in reaction to COVID-19 began to reopen, business sentiment became more optimistic and we were able to obtain new clients and deals with face-to-face meetings, and (ii) a significant one-off transaction which produced corporate services income of US$677,108 relating to the enhancement and sale of our old CRM system to a client. The number of new clients who engaged us rose from four in the year ended September 30, 2022 to 27 new clients in the year ended September 30, 2023. Our licensing services increased US$815,676, or 34.2%, from US$2,386,085 for the year ended September 30, 2022 to US$3,201,761 for the year ended September 30, 2023. Corporate secretarial and other services increased by US$969,826 or 222.7%, from US$435,419 for the year ended September 30, 2022 to US$1,405,245 for the year ended September 30, 2023 largely driven by the one-off sale of our old CRM system.

Cost of sales

Our total cost of sales decreased by US$118,385 or 7.4% from US$1,590,575 for the year ended September 30, 2022 to US$1,472,190 for the year ended September 30, 2023. This decrease was primarily due to (i) a decrease in payroll expenses from US$606,079 for the year ended September 30, 2022 to US$425,284 for the year ended September 30, 2023 as our total number of full time employees fell from 17 employees as of September 30, 2022 to 14 employees as of September 30, 2023 and (ii) a decrease in third party professional fees. These professional fees were particularly high in the year ended September 30, 2022, largely due to the one-off transaction in the UK requiring significant input from third-party professionals in a relatively expensive market. Such decreases were largely offset by an increase in commission fee from US$8,674 for the year ended September 30, 2022 to US$419,376 for the year ended September 30, 2023 primarily related to referral fees for new clients.

Gross profit & gross profit margin

Our gross profit increased by US$1,903,887 or 154.7% from US$1,230,929 for the year ended September 30, 2022 to US$3,134,816 for the year ended September 30, 2023. This increase was primarily driven by (i) the significant increase in corporate services income in the year ended September 30, 2023 and (ii) the decrease in cost of sales. Our gross profit margin increased significantly from 43.6% in Fiscal 2022 to 68.0% in Fiscal 2023. This significant increase in gross profit margin was driven by (i) increased economies of scale as our corporate services income increased in Fiscal 2023 while staff costs included in cost of sales, our largest component cost of sales actually decreased from US$606,079 for the year ended September 30, 2022 to US$425,284 for the year ended September 30, 2023 as our total number of full time employees fell from 17 employees as of September 30, 2022 to 14 employees as of September 30, 2023 and (ii) corporate services income of US$677,108 from a one-off transaction relating to the enhancement and sale of our old CRM system to a client in Fiscal 2023 for which there were minimal associated costs.

Payroll and employee benefits

Payroll and employee benefits increased by US$591,076, or 329.6%, from US$179,335 for the year ended September 30, 2022 to US$770,411 for the year ended September 30, 2023. The increase of payroll and employee benefits was primarily driven by an increase in payroll and employee benefits for Mr. Foo Chee Weng Desmond, our CEO and Mr. Mingwen Teo, our CFO from US$127,190 for the year ended September 30, 2022 to US$610,659 for the year ended September 30, 2023 as they chose to enact a salary and bonus freeze starting in mid 2022 to deal with the financial difficulties presented by COVID-19. Payroll for Mr. Foo Chee Weng Desmond and Mr. Mingwen Teo resumed in February 2023 and March 2023, respectively, and they both receive a one-off bonus in Fiscal 2023. This increase was partially offset by a reduction in the number of full-time employees from 17 employees as of September 30, 2022 to 14 employees as of September 30, 2023.

Operating lease expenses

Our operating lease expenses decreased by US$27,567, or 19.3%, from US$142,626 for the year ended September 30, 2022 to US$115,059 for the year ended September 30, 2023. The decrease of operating lease expenses was primarily driven by (i) the move to a smaller office in Hong Kong, which resulted in a monthly rent reduction from approximately US$3,044 to approximately US$844 and (ii) our move to a smaller office on a different floor in the UK to accommodate the landlord’s request to allow for renovation, resulting in a rent discount for the last quarter of Fiscal 2023 of approximately US$17,810.

Other operating expenses

Other operating expenses increased by US$28,075 or by 3.8% from US$ 740,071 for the year ended September 30, 2022 to US$768,146 for the year ended September 30, 2023. This increase was primarily attributable to (i) an increase in professional fees of US$47,427, primarily related to our preparation for the listing; and (ii) an increase in travel expenses, especially on overseas trips, in line with our strategy of penetrating new geographical markets, partially offset by a decrease in consulting fees of US$146,372, reflecting the end of our need to pay consulting services out of our Hong Kong office with the moving of our headquarters to Singapore in July 2022.

Income tax expense

Income tax expenses increased from US$124,444 for the year ended September 30, 2022 to US$242,643 for the year ended September 30, 2023. This increase was due to the increase in our profit before tax expenses from US$262,138 for the year ended September 30, 2022 to US$1,377,079 for the year ended September 30, 2023, partially offset by a government grant of approximately US$30,000.

Net profit (loss)

As a result of the foregoing factors, in particular the increase of our corporate service income and the decrease of our cost of sales, our net profitability improved from US$137,694 for the year ended September 30, 2022 to US$1,134,436 for the year ended September 30, 2023.

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Comparison of Years Ended September 30, 2022 and 2021

Corporate services income

Our total corporate services income increased by US$872,633, or 44.8%, from US$1,948,871 for the year ended September 30, 2021 to US$2,821,504 for the year ended September 30, 2022. This increase was driven primarily by (i) strengthening across our core businesses as borders that had been closed in reaction to COVID-19 began to reopen and business sentiment became more optimistic, as well as (ii) two one-off transactions that are not expected to recur. The number of new clients who engaged us rose from none in the year ended September 30, 2021 to four clients in the year ended September 30, 2022. Our licensing and related regulatory consultancy services increased by US$ 838,845, or 54.2%, from US$1,547,240 for the year ended September 30, 2021 to US$2,386,085 for the year ended September 30, 2022. Corporate secretarial and other services increased marginally by US$33,788 or 8.4% from US$401,631 in Fiscal 2021 to US$435,419 in Fiscal 2022.

Cost of sales

Our total cost of sales increased by US$238,044 or 17.6% from US$1,352,531 for the year ended September 30, 2021, to US$1,590,575 for the year ended September 30, 2022. This was primarily attributable to an increase in third party professional fees from US$231,655 for the year ended September 30, 2021 to US$684,296 for the year ended September 30, 2022, partially offset by a decrease in payroll expenses included in cost of sales from US$797,381 for the year ended September 30, 2021 to US$606,079 for the year ended September 30, 2022 as our total number of full-time employees decreased from 22 full time employees as of September 30, 2021 to from 17 full-time employees as of September 30, 2022.

Gross profit & gross profit margin

Gross profit increased by US$634,589 or 106.4% from US$596,340 for the year ended September 30, 2021 to US$1,230,929 for the year ended September 30, 2022 due to the increasing in corporate services income, partly offset by the increase in cost of sales. Our gross profit margin rose from 30.6% for the year ended September 30, 2021 to 43.6% for the year ended September 30, 2022, as our corporate services income increased faster than our cost of sales primarily due to our ability to control payroll expenses with decreases in head count.

Payroll and employee benefits

Payroll and employee benefits decreased by US$18,427, or 9.3%, from US$197,762 for the year ended September 30, 2021 to US$179,335 for the year ended September 30, 2022. Such decrease mirrored a decrease in our total number of full time employees from 22 full-time employees as of September 30, 2021 to 17 full-time employees as of September 30, 2022. This decrease was driven primarily by natural attrition and a freeze on hiring as a result of the COVID-19 pandemic.

Operating lease expenses

Our operating lease expenses decreased by US$13,496, or 8.6% from US$156,122 for the year ended September 30, 2021 to US$142,626 for the year ended September 30, 2022. This decrease was primarily due to moving our Singapore office in the end of Fiscal 2021.

Other operating expenses

Other operating expenses increased by US$77,188, or 11.6%, from US$662,883 for the year ended September 30, 2021 to US$740,071 for the year ended September 30, 2022. The increase was primarily due to an increase in professional fees of US$257,010, primarily related to our preparation for the listing, partly offset by a decrease in consulting fees of US$154,416, reflecting our efforts to control salary and other labor expenses, as well as the end of our need to pay consulting services out of our Hong Kong office with the moving of our headquarters to Singapore in July 2022. Maintenance fees, primarily relating to IT expenses for servers and software subscriptions increased from US$24,475 for the year ended September 30, 2021 to US$34,064 for the year ended September 30, 2022 due to increased prices from third parties.

Income tax expense

Income tax expenses increased by US$ 105,268, or 549.0%, from US$19,176 for the year ended September 30, 2021 to US$124,444 for the year ended September 30, 2022. Our effective tax rate was so high in the year ended September 30, 2022 primarily due to the fact that professional fees relating to our listing and offering of Shares are not tax deductible.

Net profit (loss)

As a result of the foregoing factors, our net profitability improved from a net loss of US$394,828 for the year ended September 30, 2021 to a net profit of US$137,694 for the year ended September 30, 2022.

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Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of March 31, 2024, our cash and cash equivalents were US$1,279,671. Our cash and cash equivalents primarily consist of cash and deposits with financial institutions.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. We intend to use portion of the net proceeds from this offering to fund our operations over the next 12 months. See “Use of Proceeds.” However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the years ended September 30,			(unaudited) For the six months ended March 31,
	2021	2022 (as restated)	2023 (as restated)	2023 (as restated)	2024 (as restated)
	US$	US$	US$	US$	US$
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year/ period	654,217	332,865	447,880	447,880	1,192,618

Net cash generated from/ (used in) operating activities	(503,988)	(340,755)	(58,677)	85,655	(796,976)
Net cash provided by (used in) investing activities	(4,641)	(3,269)	451,531	493,984	1,906,716
Net cash generated from financing activities	175,000	477,893	347,333	322,332	(1,062,847)
Foreign currency translation	12,277	(18,854)	4,551	63,034	40,160

Net increase/ (decrease) in cash and cash equivalents	(321,352)	115,015	744,738	965,005	87,053

Cash and cash equivalents as at the end of the year/ period	332,865	447,880	1,192,618	1,412,885	1,279,671

Cash Flows from Operating Activities

For the six months ended March 31, 2024, our net cash used in operating activities was US$796,976, which primarily consisted of our net loss of US$143,089, as adjusted by (a) positive changes of US$2,954 in provision of depreciation; and (b) negative changes of US$656,841 in operating assets and liabilities primarily reflecting (i) an increase in contract liabilities of US$619,741; (ii) an increase in accounts receivables of $107,073; (iii) a decrease of US$603,839 in accruals and other current liabilities and (iv) an increase of US$233,315 in contract assets.

For the six months ended March 31, 2023, our net cash provided by operating activities was US$85,655, which primarily consisted of our net profit of US$1,033,824, as adjusted by (a) positive changes of US$8,973 in provision of doubtful accounts; and (b) negative changes of US$957,142 in operating assets and liabilities primarily reflecting (i) an increase in contract liabilities of US$504,951; (ii) an increase in accounts receivables of $1,191,321; (iii) a decrease of US$130,323 in accounts payable and (iv) an increase of US$87,255 in contract assets.

For the year ended September 30, 2023, our net cash used in operating activities was US$58,677, which primarily consisted of our net profit of US$1,134,436, as adjusted by (a) positive changes of US$10,721 in non-cash items primarily including depreciation and impairment loss; and (b) negative changes of US$1,203,834 in operating assets and liabilities primarily reflecting (i) a decrease in contract liabilities of US$403,424; (ii) an increase in accounts receivables of $1,148,391; (iii) an increase of US$545,969 in accruals and other current liabilities and (iv) a decrease of US$177,958 in accounts payable.

For the year ended September 30, 2022, our net cash used in operating activities was US$340,755, which primarily consisted of our net profit of US$137,694, as adjusted by (a) positive changes of US$68,758 in non-cash items primarily including provision of doubtful accounts, deferred income tax and depreciation; and (b) negative changes of US$547,207 in operating assets and liabilities primarily reflecting (i) an increase of US$370,498 in accounts payable as a result of an overall slowdown in payment; (ii) an increase of US$1,601,990 in accounts receivable; (iii) an increase of US$486,127 in contract liabilities and (iv) an increase of US$119,338 in income taxes payable.

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For the year ended September 30, 2021, our net cash used in operating activities was US$503,988, which primarily consisted of our net loss of US$394,828, as adjusted by (a) positive changes of US$89,219 in non-cash items primarily including provision of doubtful accounts and depreciation; and (b) negative changes of US$198,379 in operating assets and liabilities primarily reflecting (i) a decrease of US$123,910 in contract liabilities; (ii) an increase of US$64,020 in contract assets and (iii) an increase of US$96,640 in accounts receivable.

Cash Flows from Investing Activities

Our net cash provided by investing activities during the six months ended March 31, 2024 was US$1,906,716, which was attributable to a decrease in the amount due from shareholders of US$254,175 and proceeds from sale of digital assets of US$1,655,883, partially offset by the purchase of plant and equipment of US$3,342.

Our net cash provided by investing activities for the six months ended March 31, 2023 was US$493,984. This was primarily attributable to a decrease in the amount due from shareholders of US$494,037 during the six months ended March 31, 2023 relating to our major shareholder collecting certain payments on our behalf.

Our net cash provided by investing activities during the year ended September 30, 2023 was US$451,531, which was primarily attributable to the amount due from shareholders of US$88,650 and proceeds from sale of digital assets of US$366,956, partially offset by the purchase of plant and equipment of US$4,075.

Our net cash used in investing activities during the year ended September 30, 2021 and 2022 was US$4,641 and US$3,269, respectively, which was attributable to the purchase of property and equipment.

Cash Flows from Financing Activities

Our net cash used in financing activities during the six months ended March 31, 2024 was US$1,062,847, made up of repayment of amounts due to our shareholder.

Our net cash from financing activities during the year ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 was US$175,000, US$477,893, US$347,333, US$ 322,332, respectively, made up of amounts due to our shareholder relating to payment of bills and taxes for our subsidiaries that are not profitable.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Discussion of Certain Balance Sheet Items

Accounts receivable, net

	As of September 30,			As of March 31,
	2021	2022	2023	2024
	US$	US$	US$	US$

Accounts receivable, net	67,541	17,805	420,460	532,097

Net accounts receivable decreased from US$67,541 as of September 30, 2021 to US$17,805 as of September 30, 2022. The decrease was primarily attributable to the prompt payment from clients. Net accounts receivable increased from US$17,805 as of September 30, 2022 to US$420,460 as of September 30, 2023 primarily due to the slower payment from one of our long-time clients, in the amount of approximately US$200,000 and timing of accounts becoming receivable towards the end of the period. Net accounts receivable further increased to US$532,097 as of March 31, 2024, primarily due to our agreement to delay collection of outstanding fees of approximately US$446,496 from a client until their license application was approved. We expect this license to be ultimately granted and the accounts receivable to be settled and have made no provision with respect to this amount based on (i) our interaction with the relevant regulator and (ii) the fact that the client maintains a significant balance with us that we could use to settle such receivables. As of July 31, 2024, approximately US$85,601, or 16.1% of outstanding accounts receivable as of March 31, 2024 had been settled.

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Accounts payables

	As of September 30,			As of March 31,
	2021	2022	2023	2024
	US$	US$	US$	US$

Accounts payables	53,842	403,864	352,056	343,396

Accounts payable increased from US$53,842 as of September 30, 2021 to US$403,964 as of September 30, 2022. This increase is primarily related to amounts due to third parties in relation to a one-off transaction for sale of business. Accounts payable decreased from US$403,864 as of September 30, 2022 to US$352,056 as of September 30, 2023 primarily due to a timing difference in the receipt of invoices. Accounts payable remained relatively stable at US$352,056 as of September 30, 2023 to US$343,396 as of March 31, 2024.

Lease Liabilities

	For the years ended September 30,			For the six months ended March 31,
	2021	2022	2023	2024
	US$	US$	US$	US$
Current Liabilities
Lease liabilities – current	138,055	120,378	73,233	71,988

Non-current liabilities
Lease liabilities – non-current	173,698	48,210	3,324	60,305

Total lease liabilities	311,753	168,588	76,557	132,293

Total lease liabilities comprise current lease liabilities and non-current lease liabilities. The total lease liabilities of the Company reduced by US$143,165 from US$311,753 as of September 30, 2021 to US$168,588 as of September 30, 2022 and further decreased to US$76,557 as of September 30, 2023. The total lease liabilities of the Company increased by US$55,736 from US$76,557 as of September 30, 2023 to US$132,293 as of March 31, 2024.

Leases represented four property lease agreements with lease terms ranging from 2 years to 5 years. The existing lease payable represents the remaining lease period which will end during year 2024 to 2027.

Capital Expenditures

We made capital expenditures of US$4,578, US$3,132, US$4,033 and US$3,323 for the year ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2024, respectively. In these periods, our capital expenditures were mainly used for the purchase of computers and office equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of and for the years ended September 30, 2021, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as of September 30, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to the following: during its audit, our independent registered public accounting firm noted that we do not have sufficient period-end financial reporting controls in place, including a lack of reviews of journal entries; reviews of final period-end accounting reconciliations; reviews of complex or non-recurring transactions; and procedures for preparing the financial statements and disclosures.

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We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of the material weakness, including (i) hiring more qualified staff to fill up the key roles in the operations; and (ii) appointing independent Directors, establishing an audit committee and strengthening corporate governance We intend to implement the above measures prior to the listing, and we expect the remediation to be completed upon listing.

We and our independent registered public accounting firm also identified a significant deficiency that our management does not label our computer equipment as of and for the years ended September 30, 2021, 2022 and 2023. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In addition, we currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S.GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, which could result in our failure to maintain effective internal control over financial reporting. We have implemented and plan to implement a number of measures to address this issue. We are engaging an external consulting firm to assist us with our financial reporting in US GAAP. We have allocated additional resources to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to provide our relevant finance staff with appropriate training in connection with the requirements of U.S. GAAP.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Risk Factors—Risks Relating to Our Business and Industry— We have identified certain material weakness in our internal control over financial reporting as of September 30, 2023. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

As a company with less than $1.235 billion in income for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, income or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Quantitative and Qualitative Disclosure about Market Risk

Concentration of credit risk

We maintain cash with banks in Singapore, Hong Kong and mainland China. Should any bank holding cash become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash with that bank; however, we have not experienced any losses in such accounts and believes it is not exposed to any significant risks on our cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”), and the insurance coverage on bank deposits will be raised from S$75,000 to S$100,000 from April 1, 2024. A digital asset maintained with a licensed financial institution in Singapore is safeguarded in accordance with the requirements under the Payment Services Act 2019. In Hong Kong, a deposit has up to HK$500,000 insured by Hong Kong Deposit Protection Board. In mainland China, a deposit had up to RMB500,000 governed by Deposit Insurance Regulations.

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We have designed our credit policies with an objective to minimize our exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on its clients and generally do not require collateral or other security. We periodically evaluate the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Client concentration risk

As of March 31, 2024, two major clients accounted for 39.9% and 25.3%, respectively, of our total corporate services income. As of September 30, 2023, three major clients accounted for 30.9%, 23.8% and 15.3%, respectively, of our total corporate services income. As of September 30, 2022, two major clients accounted for 33.0% and 13.3%, respectively, of our total corporate services income. As of September 30, 2021, two major clients accounted for 37.4% and 10.5%, respectively, of our total corporate services income.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Our exposure to interest rate risk arises mainly from our interest-bearing financial liabilities. We periodically review our liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. We do not utilize interest rate derivatives to minimize its interest rate risk.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. As of March 31, 2024, our principal sources of liquidity consisted of approximately US$1.3 million of cash and cash equivalents, and future cash generated from operations. We believe our current cash balances coupled with anticipated cash flow from operating activities will be sufficient to meet our working capital requirements for at least one year from the date of the prospectus. Based on current internal projections, we believe we have and/or will generate sufficient cash for its operational needs for at least one year from the date of the prospectus. Our approach to managing liquidity is to ensure the growth of our existing service offering, as well as our customer base, in order to increase our corporate services income.

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INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this offering, or the Frost & Sullivan report. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

SOURCES OF INFORMATION

This section includes information from the Frost & Sullivan report, a report commissioned by us, as we believe such information imparts a greater understanding of the industries in which we operate. Frost & Sullivan is a global consulting company and an independent third party. Founded in 1961, Frost & Sullivan provides market research on a variety of industries, among other services.

In preparing the Frost & Sullivan report, Frost & Sullivan performed both detailed primary research which involved discussing the status of the industry with certain leading industry participants and conducting interviews with relevant parties and secondary research which involved reviewing company reports, independent research reports and data based on Frost & Sullivan’s research database. The Frost & Sullivan report was compiled based on the following assumptions: (i) the social, economic and political environment of the globe and Singapore is likely to remain stable in the forecast period; and (ii) related industry key drivers are likely to drive the market in the forecast period.

MACRO ECONOMY OVERVIEW

Overview of Global Financial Centers

Global financial centers have the predominant commercial platforms where people conduct huge volumes of international and domestic trading transactions. The world’s most important financial centers include, among others, the following:

● Singapore is the global financial hub located in Asia-Pacific region with conducive business environment, strategic geographic location, and diverse financial services industry. Singapore requires relatively short period of license applications for activities in the capital markets, banking, insurance, and other financial sectors, which allow firms to quickly set up their operations in Singapore.

● Hong Kong is a special administrative region (SAR) of the People’s Republic of China. Hong Kong has a free market economy in which the prices of goods and services are determined in a free price system;

● London is the most connected worldwide financial center, providing unrivalled access to global markets. London owns a diverse pool of financial and professional services specialists, with deep linkages to almost every economy globally;

● New York is one of the leading financial and cultural centers of the world, holding the two largest stock exchanges in the world;

● Shanghai’s position as a global financial center will bring enormous economic benefits, such as increased geopolitical power and jobs to China, and developing Shanghai into an international financial center is an essential part of China’s economic agenda. In addition to the growth of the financial sector, broad positive spillover effects, like the dramatic growth of related industries interlinked with the financial sector, collectively contribute to the development of Shanghai; and

● The Dubai International Financial Centre, or DIFC, has successfully positioned itself as a leading financial services jurisdiction and not just for local business. In addition to being a home of wealth for Gulf Cooperation Council, it is also attractive as a hub jurisdiction for international investments as it locates between Europe, Africa, and Asia.

Overview of Global Offshore Financial Centers

An offshore financial center, or OFC, is defined as a country or jurisdiction that makes available financial services to non-residents with the purpose of circumventing aspects of the non-resident’s home country or jurisdiction. Prominent offshore financial centers include Belize, the British Virgin Islands and the Cayman Islands, among others.

GLOBAL AND APAC FINANCIAL LICENSING SOLUTIONS MARKET OVERVIEW

Overview of Global and APAC Financial Licensing Solution Market

Financial licensing solutions refer to one-stop financial licensing and related services such as brokerage service, payment service and other advisory services. Financial licensing solutions providers are able to provide turnkey solutions and are adept at handling the various steps for the whole licensing process, including the steps from initial advisory services to technological platform management, helping businesses deal with specific licensing issues and navigate the requirements of different financial regulations. The Asia-Pacific, or APAC region is one of the concentrated regions for the provision of financial licensing solutions, particularly to clients in China, the United Arab Emirates, or UAE and Thailand, among others, due to continuing globalization, economic development and the need for protection of overseas assets. From a demand-side perspective, applications for the financial-related licenses in global financial centers like Singapore, United Kingdom, Hong Kong and other offshore financial centers like Belize, the British Virgin Islands and the Cayman Islands, among others, account for the major services in the financial licensing solution market.

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Key Financial Licenses

There are different categories of financial licenses covering a variety of regulated activities, including securities dealer licenses, financial services licenses, investment licenses, asset management licenses, and foreign exchange (FX) licenses, etc. The key financial licenses are as follows:

●	Securities dealer licenses allow a person or company to engage in the business of dealing, managing and advising on securities, providing credibility and legitimacy in the designated securities markets.

●	Financial services licenses authorize a person or company to engage in the financial services, including brokerage, consultancy and advisory services for trading, money exchange services, money transmission services, payment processing services, etc.

●	Investment licenses are necessary to commence the business associated with portfolio management, advisory for investment, underwriting and placing of financial instruments, capital raising for investment purpose, operation of multilateral trading facilities, etc.

●	Asset management licenses authorize investment and asset management managers to provide the service of managing a portfolio of assets for clients on discretionary basis in designated regions. The assets under management can vary, including mutual fund, hedge fund, account, etc.

●	Foreign exchange (FX) licenses keep the purchase, sale, exchange or transfer of foreign currencies in compliance and receive the payment for services in the form of brokerage or commission fees.

Market Size of the Global and APAC Financial Licensing Solutions Industry

Trends and results for the financial licensing solutions industry are closely related to international circumstances, global financial markets and local policies. However, according to the Frost & Sullivan report, the number of applications for financial licenses, and thus the financial licensing solutions market, often lags behind the major environmental factors affecting it. Thus, while the COVID-19 outbreak had influenced the financial markets and potential demand for the cross-border financial activities and investments since 2020, the financial licensing solutions market continued to grow slightly in 2020. The market experienced a decline in 2021, both in APAC and the rest of the world, or RoW, but soon revived with the supportive policies and reactivation of financial markets. It is forecasted that the market size of the global financial licensing solution industry by revenue will continue to increase from USD73.9 million in 2024 to USD123.7 million in 2028, representing a compound annual growth rate, or CAGR, of 13.7%. As countries in the APAC region are mostly export-oriented economies and have experienced rapid globalized economic growth in recent years, the CAGR of APAC from 2024 to 2028 is expected to be 16.2%. It is expected that APAC will account for approximately 37.7% of the global financial licensing solution market in 2028, leading the global financial licensing solutions industry.

Market Size of the Global and APAC Financial Licensing Solutions Industry by Revenue, 2019-2028E

Source: Frost & Sullivan Report

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Key Drivers and Future Trends in the Financial Licensing Solutions Market

The key drivers and trends in the financial licensing solutions market include the following:

Increasing demand for global financial transactions

Globalization has become an increasingly important trend in the business world. As a result, companies are seeking to expand their operations abroad to tap into new markets, reach new customers, and diversify their businesses. However, expanding a business into a new country can also present a range of regulatory and compliance challenges. One of the most significant challenges is obtaining the necessary financial licenses. In many countries, there are strict regulations in place that govern the financial services industry, and companies must comply with these regulations in order to operate legally. For companies that are looking to expand their business abroad, obtaining financial licenses can be a complex and time-consuming process, and companies may find that they are not familiar with the regulations and procedures in a particular country. Thus, increasing globalization has created a growing demand for cross-border financial licensing services which help companies navigate the complexities of obtaining financial licenses in different countries. This may include documentation preparation, submission, and ongoing compliance management. With the help of these services, companies can more easily expand their businesses abroad and take advantage of the opportunities presented by globalization.

Increasingly complex requirements on application of financial licenses

Since the occurrence of the 2008 financial crisis, regulatory bodies worldwide have become cautious when it comes to issuing financial licenses. As a result of the increasing complexity of procedures and rapidly changing legal provisions, corporations seeking to obtain and maintain financial service licenses require assistance from professionals. This trend has led to the growth of the financial licensing solutions industry. For instance, in Belize, the Financial Services Commission passed the Belize Companies Act 2022 in August 2022. This act introduced changes to statutory limits on the number of shareholders, modifications to minority shareholder rights, and other related amendments. Private trusts, segregated portfolios, and foreign companies must make necessary adjustments to comply with the new act. This requires engaging professionals to handle processes like re-registration and updating financial licenses. Similarly, in Cyprus, CySEC introduced a new rule for license application promoters in June 2021. According to this rule, application promoters must provide due diligence and Know-Your-Client procedures for clients wishing to apply for a license with CySEC. This new requirement aims to enhance the overall quality of license applications and necessitates increased professional involvement, therewith prolonging the licensing duration to nearly half a year. The specific requirements for obtaining financial licenses and subsequent changes differ from country to country. However, they generally involve a comprehensive application process that entails submitting detailed information about the applicant, its operations, and its owners. Additionally, ongoing compliance with regulations is necessary, which may include regular reporting, continuous audits, and periodic assessments of the company’s financial stability. Financial licensing solution providers are able to offer companies the support they need to navigate the complex requirements and processes associated with obtaining financial licenses. They provide assistance with preparing and submitting license applications, managing ongoing compliance, and offering support during audits or assessments that may be necessary.

Rising demand for one-stop solutions

The financial licensing solutions market has become increasingly competitive in recent years, as more and more companies seek to enter the financial services industry. In order to stand out from the competition and attract clients, companies in the financial licensing solutions market are looking to differentiate themselves by offering a wide range of services to clients. These services are designed to save clients considerable time and effort, providing them with comprehensive solutions that help them to navigate the complex requirements and processes associated with obtaining financial licenses. Such services include assistance with preparing and submitting license applications, ongoing compliance management, and support with any audits or assessments that may be required. Another way that companies are looking to differentiate themselves is by offering customized and in-depth solutions to clients. This may include tailored services that are designed to meet the specific needs of the client, based on factors such as the size of the company, the type of financial services it provides, and the regulations in the country in which it operates. By offering customized solutions, companies in the financial licensing solution market are helping clients to achieve their specific goals and to overcome the challenges they face. As the financial services industry continues to grow, the demand for financial licensing solutions is expected to increase, providing opportunities for companies that are able to offer clients comprehensive solutions.

Entry Barriers to the Financial Licensing Solution Market

Key entry barriers to the financial licensing solution market include the following:

Global network barrier

The formalities for an offshore financial license require connections between multiple global networks. Providers need to maintain relationships with regulatory authorities and financial institutions worldwide, ensuring they stay up-to-date with the latest regulations and compliance requirements. Also, competitive financial licensing solution providers have to own offices in multiple countries, especially for countries in which customers incorporate and operate their oversees businesses, allowing them to provide localized support and expertise to clients in different regions. However, the accumulation of supportive channels and relationships and the setup of global offices need to penetrate into the market for a long period of time, and it is more difficult for new market entrants to develop potential clients, build their trust and bring out the financial licensing solution in the short term, thus generating the global network barrier.

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Brand recognition barrier

A global and APAC financial licensing solution company with broad reputation reflects its in-depth experience in the industry regarding to its excellent track record that indicates the company’s capabilities. Brand reputation is constructed through long-term marketing activities bolstering client recognition and loyalty. Established financial licensing solution providers are better able to differentiate themselves based on their expertise, quality of service, and track record and clients may perceive their services as more valuable and be willing to pay a premium for them. New entrants to the market are less likely to build relevant brand awareness, and thus face a brand recognition barrier.

Talent barrier

Talent is an important asset for global and APAC financial licensing solution companies. A successful track record is difficult to achieve without the contribution of an experienced team. In order to succeed in the financial licensing solutions market, leading companies have developed industry professionals such as consultants and lawyers, with decades of experience in the financial markets and comprehensive understanding of cross-border regulatory requirements. Therefore, talent teams build the core competitiveness of financial licensing solution providers.

Service barrier

High-quality and comprehensive services are essential for long-term growth in the global and APAC financial licensing solutions markets. Companies that offer a wide range of business services are able to provide customers with multi-faceted solutions and create synergies for the one-stop financial licensing solutions. New market entrants lack relevant service awareness and capabilities.

Competitive Landscape of the Global and APAC Financial Licensing Solutions Market

According to the Frost & Sullivan report, our group is the leading one-stop cross-border service provider in the APAC financial licensing solutions market. The APAC financial licensing solutions market is relatively fragmented and highly competitive. The key success factors in the financial licensing solutions market include mature global relationships, recognized brands, experienced professionals, worldwide office locations, high-quality and comprehensive service types. Also, APAC countries have experienced rapid globalized economic growth in recent years and are expected to remain the trend leading by developing countries such as China, Thailand, etc. Therefore, sustained economic growth and increasing industrial concentration will strengthen the position of leading one-stop cross-border service providers, especially for the leading participants in the APAC region.

Participants in the financial licensing solutions market include local law firms, accountancy firms and one-stop cross-border service providers. Local law firms for cross-border services mainly engage in the bank account opening, company incorporation, financial licensing applications and other regular service processes, and often have a relatively deep understanding of local factors and regional reputation. Accountancy firms specialize in complying with ongoing financial reporting, accounting, tax obligations and providing legal entity management services essential to the success of financial licensing applications. One-stop cross-border service providers are able to provide corporate advisory, turnkey solutions requiring detailed implementation, and subsequent services after financial licensing application. Each solution can be customized for the individual client and specific to its objectives, providing integrated services involving licensing, brokerage consultancy, regulatory and corporate services. The leading one-stop cross-border service providers are squeezing the market share of local law firms and accountancy firms.

GLOBAL AND APAC CORPORATE SECRETARIAL SERVICES MARKET OVERVIEW

Definitions of Corporate Secretarial Services

Corporate secretarial services refer to the administrative and compliance-related support provided to companies in order to help them meet their legal and regulatory obligations. This commonly can include assistance with the formation and incorporation of a new company, maintaining accurate records of the company’s governance structure, preparing and filing annual returns, and ensuring compliance with corporate governance regulations.

Market Size of Global Corporate Secretarial Services Industry

The corporate secretarial services industry is expected to grow and diversify into different services, driven by several factors. These include the increasing demand for good corporate governance, the growing importance of compliance services, the industry’s ability to offer flexible and scalable solutions to businesses, and the distinct responsibilities undertaken by corporate secretarial services. According to the Frost & Sullivan report, the market size of the global corporate secretarial services industry by revenue is expected to increase from USD196.6 million in 2024 to USD262.4 million in 2028, representing a CAGR of 7.5%.

Market Size of Global Corporate Secretarial Services Industry by Revenue, 2019-2028E

Source: Frost & Sullivan Report

Key Drivers and Trends of Global Corporate Secretarial Services Market

According to the Frost & Sullivan report, increasing levels of globalization, rapid development of relevant technologies, such as cloud-based platform and document management system (DMS), and high demand for customized secretarial services due to the expansion of business scopes, corporate secretarial service providers will increasingly focus on unfamiliar procedures, obligations and administrative details, leaving managers and boards of directors free to focus on the business, especially in the context of cross-border company formation. Further, ad-hoc needs for compliance tasks and corporate governance will contribute to the increase in corporate secretarial services market size and business scope, as more companies, especially SMBs, will require corporate secretarial services.

Competitive Landscape of the Global and APAC Corporate Secretarial Services Market

According to the Frost & Sullivan report, the global and APAC corporate secretarial services market is fragmented and highly competitive. Major participants in the corporate secretarial services market include global or regional professional services firms, specialized corporate secretarial service providers and independent professionals. Professional services firms offer a wide range of corporate secretarial services as part of their broader suite of business services, providing tailored solutions to clients. Specialized corporate secretarial service providers and independent professionals concentrate on specific service types. The key success factors in the corporate secretarial services market include experienced professionals, accuracy and reliability, strength of compliance capabilities, mature global relationships and efficient technological skill.

GLOBAL AND APAC FINTECH MARKET OVERVIEW

Definitions of Fintech

Financial technology, or fintech, refers to new technology that seeks to improve and automate the delivery and use of financial services. Fintech can create new business models, processes and products, including front-end industries and back-end technologies. Fintech companies leverage technology to deliver innovative financial products and services. Through disruptive technologies, business models, and pricing structures, fintech companies are able to reshape the industry and create new market opportunities. Fintech companies are typically light-asset, due to their digital infrastructure, automated operational model and data-driven approach, and thus are able to rapidly expand their operations without a significant increase in asset requirements. As an emerging industry, fintech’s business types and profit-making methods are diverse, reflecting highly subdivided and intersecting features. Common fintech applications include payment, bank funding, digital lending, insurance technology funding, financial management, capital markets technology, and small and medium-sized business, or SMB fintech, among others.

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Technology in Fintech Industry

Core technologies widely deployed in the fintech industry include big data analytics, artificial intelligence, block chain, and cloud computing, among others.

Big data analytics

Big-data analytics is the process of aggregating and analyzing large data sets to uncover patterns and identify correlations. Traditional financial institutions consider big data analytics an important cyber security tool to enhance management of internal and external threats and vulnerabilities to protect information and supporting infrastructure from technology-based attacks. They also need to use such techniques to support the development of more innovative products and dynamic pricing. In addition, big data analytics can enable the automation of decision-making processes and reduce labor costs.

Artificial intelligence

Artificial intelligence, or AI, has been a major disruptor in the fintech industry. With the adoption of AI, traditional financial institutions can provide tailored digital wealth management by assessing the transaction features of different accounts, recommend investment products based on the evaluation of customers’ risk acceptance, and balance risks and benefits through intelligent calculation based on portfolio analytics. AI-powered systems can perform complex tasks more quickly and accurately than humans, enabling fintech companies to process vast amounts of data in real-time. This technology has had a substantial effect on the way fintech companies approach risk management, fraud detection, and customer service.

Block chain

Blockchain is a decentralized and secure ledger that records transactions across a network of computers, making it ideal for financial transactions. Blockchain technology has become an increasingly important part of the fintech industry, particularly in the area of digital currencies. In the fintech industry, blockchain technology is used to improve the efficiency and security of payment systems and reduce the risk of fraud. Additionally, blockchain-based platforms have the potential to significantly reduce the cost of cross-border transactions, making it easier for fintech companies to offer their services to customers around the world. By leveraging blockchain technology, fintech companies can provide customers with a faster, more secure, and more cost-effective financial services experience.

Market Size of the Global Fintech Investment Activity

Global fintech activity was adversely affected in 2020 by the COVID-19 outbreak as COVID-19 caused significant economic uncertainty with sharp declines and fluctuations in the financial market, resulting in the lack of fund for fintech startups. Investment activity fell by 41.6% from USD213.8 billion in 2019 to USD124.9 billion in 2020. However, this impact was only short-term. Fintech investment activity soon recovered along with economic and financial rebounds. In 2021, the fintech investment activity increased 68.2% to USD210.1 billion, almost recovering to 2019 levels. However, global fintech investment decreased significantly from USD210.1 billion in 2021 to USD130.5 billion in 2023 due to a variety of factors, including slower-than-expected global economic recovery, geopolitical tensions, normalization of funding patterns for fintech firms and market consolidation in the crypto and blockchain sectors. Europe encountered the largest decline during this period due to the decreasing size of investment deals, stubbornly high interest rates and lagging behind in AI technology. In the future, driven by the need for and widespread deployment of technology like big data analysis, AI, and block chain, it is expected that the market size of the global fintech investment activity by investment amount will then continue to increase from USD137.0 billion in 2024 to USD230.7 billion in 2028, representing a CAGR of 13.9%.

Market Size of Global Fintech Investment Activity for Each Year by Investment Amount, 2019-2028E

Source: Frost & Sullivan Report

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Analysis of the Regtech Market

Definition of Regtech

Regulatory technology, or regtech, is a sub-component of fintech which involves the management of regulatory processes within the financial industry through technology. The main functions of regtech include regulatory monitoring, reporting, and compliance. Regtech service providers typically use cloud computing technology through software-as-a-service to help businesses comply with regulations efficiently and less expensively. Key categories of regtech include fraud management, regulatory intelligence, risk & compliance management, and regulatory reporting, among others. Based on end user, is the market can be segmented into services provided to banks, insurance companies, fintech companies, IT & telecommunication companies, public sector entities, energy & utility companies, and other companies.

Market Size of the Global Regtech Industry

Driven by the increases in fraudulent transactions and requirements being placed on technologies on technologies such as AI, regtech is expected to grow to be a more significant component in the global fintech industry. According to the Frost & Sullivan report, the market size of the global regtech industry by investment amount will increase from USD9.1 billion in 2024 to USD16.5 billion in 2028, representing a CAGR of 16.0%.

Market Size of Global Regtech Industry by Investment Amount, 2019-2028E

Source: Frost & Sullivan Report

Key Drivers and Future Trends in the Global Regtech Market

Regtech leverages emerging technologies such as AI, machine learning, and blockchain to improve the way businesses manage regulatory compliance. The use of regtech has a significant impact on both businesses and the regulatory environment. For businesses, the adoption of regtech helps to streamline their compliance processes and reduces the costs associated with regulatory compliance. The use of advanced technologies like AI and machine learning enables businesses to monitor regulatory changes, detect patterns, identify potential compliance risks and facilitate compliance with evolving regulations. According to Frost & Sullivan report, in the future, regtech solutions are expected to be used increasingly to meet compliance challenges in a wider variety of sectors such as healthcare, energy, and telecommunications, broadening the market’s scope. For regulators, regtech solutions will play a vital role in helping financial institutions navigate these harmonized regulations and regulators, assisted by regtech, will work towards aligning regulatory frameworks to facilitate cross-border operations and reduce compliance complexity. These can lead to the increase in the application scenarios for regtech solutions, the amount of venture capital investment directed towards regtech, and the partnerships between regtech companies and businesses/regulators.

Competitive Landscape of the Global and APAC Fintech and Regtech Market

According to the Frost & Sullivan report, the global and APAC fintech and regtech markets are fragmented and highly competitive. Participants in the fintech market include established financial institutions, technology firms, and innovative startups. Established financial institutions, including traditional banks and financial services companies, have been investing in digital transformation to compete with fintech startups. They leverage their existing customer bases, brand recognition, and regulatory expertise to develop and offer digital financial products and services. Technology firms utilize their vast user base, technological prowess, and data analytics capabilities to expand in the fintech market. Innovative startups typically focus on specific niches in the financial market, offering innovative solutions and upgrading traditional financial services. According to the Frost & Sullivan report, in 2023, there were over 300 global fintech unicorns, or privately held startup companies valued at over USD1 billion, illustrating that the market is active and developing rapidly. Similar to the fintech market, participants within the regtech market include established financial institutions, technology companies, specialized regtech firms, and regulatory bodies. The key success factors in the fintech and regtech market include experienced professionals, innovative product design, comprehensive service types and strength of security and compliance capabilities.

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BUSINESS

Overview

We are an international consultancy firm providing one-stop cross-border licensing solutions and related services. Our services range from assisting clients incorporate companies in overseas jurisdictions and related corporate secretarial services to a wide range of licensing and regulatory maintenance services.

Our corporate services income is mainly generated from fees we receive assisting our clients obtain, renew and comply with a range of business licenses (primarily including brokerage licenses and other financial licenses) in a variety of jurisdictions (primarily in London, Cyprus and Belize). In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2023 and 2024, corporate services income from our licensing services, together with related regulatory consultancy services was US$1,547,240, US$2,386,085, US$3,201,761, US$1,729,807 and US$926,227, respectively, accounting for 79.4%, 84.6%, 69.5%, 67.0% and 67.7%, respectively, of our corporate services income for those periods. The remainder of our corporate services income is derived from a wide range of corporate secretarial and other related services we provide to our clients. In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2023 and 2024, we recognized net loss of US$394,828, net profit of US$137,694, net profit of US$1,134,436, net profit of US$1,033,824 and net loss of US$143,089, respectively. We believe the broad range of services we are able to offer our clients in the form of one-stop solutions represents a key competitive advantage over our peer competitors.

Our clients consist primarily of small and medium-sized corporations setting up contract for difference brokerage businesses, in particular foreign exchange brokerage businesses in overseas jurisdictions. We had 89 clients from 11 distinct jurisdictions in Fiscal 2021, 87 clients from nine distinct jurisdictions in Fiscal 2022 and 60 clients from 17 distinct jurisdictions in Fiscal 2023. We received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2023 and 2024, corporate services income generated from our two largest customers accounted for approximately 47.9%, 46.3%, 54.7%, 41.3% and 65.2%, respectively, of our total corporate services income. Most of our clients were headquartered in the Asian-Pacific region, primarily including Hong Kong, Malaysia, the UAE, Thailand and mainland China. We service our clients through four global offices located in Singapore, Hong Kong, Shanghai and London, and maintain a desk in Bangkok, Thailand.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to differentiate ourselves from our competitors:

●	Broad range of services. The breadth of our services, ranging from initial planning and filings and license registration to ongoing regulatory compliance and back-office services, allows us to operate as a one-stop service provider for our clients setting up a company in a new jurisdiction. This allows us to build strong relationships with our clients and facilitates a relationship-centric focus whereby we maintain ongoing contact with our clients and can continue to provide them services. Most of our competitors for small and medium corporate clients offer a smaller range of services, and sometimes even refer clients to us to cover areas in which they are unable to service.

●	Relationships with third-party professional service providers. We have developed key third-party relationships with leading third-party professional service providers, including law firms, accounting firms and other professional firms and intermediaries, as well as with professional firms holding necessary licenses for us to outsource work. Leveraging the expertise of such local agents helps us to mitigate regulatory risk and allows us to offer expanded services, strengthening our competitive position of being able to offer one-stop solutions to our clients. Such relationships also provide a leading source of new business to us and we have generated many of our new clients through referrals from such third parties.

●	Physical presence. While many of our competitors only maintain offices in the markets from which their customers come, our additional presence in the financial markets in which our customers incorporate and operate their oversees businesses provides us a key competitive advantage in several jurisdictions in which we operate. Our offices and local staff are able to apply for licenses for our clients, serve as a point of contact for new clients and marketing initiatives and do the groundwork in significant jurisdictions for office rental and set-up, back-office operations and other maintenance services. Close physical proximity also allows us to easily keep abreast of market developments and trends and communicate and meet with regulators as needed.

●	Experienced and highly-qualified management team. Our management team has significant experience offering licensing and management consultancy services. Mr. Foo Chee Weng Desmond, one of our founders and our chairman of the board of directors and chief executive officer since our inception, has more than 10 years of experience in the finance industry. He is responsible for our overall strategic development and operation. In addition members of our management team, including Mr. Foo Chee Weng Desmond and Mr. Mingwen Teo, one of our Directors and our chief financial officer since our inception have amassed significant experience servicing clients in the foreign exchange brokerage business, providing them key insights into the challenges and needs of our clients.

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Our Strategies

Our corporate services income has been largely stable over the last five years, except for the period in which Covid-19 affected out business. Our goal is to inject additional vigour and growth into our business by increasing the scale of our current operations and expanding into new services and geographic jurisdictions. We intend to pursue the following strategies to achieve this goal:

Expand into new markets

As of the date of this prospectus, we had offices in Singapore, Hong Kong, London and Shanghai and otherwise maintained a physical presence in Bangkok. Historically, most of our clients have come from Hong Kong, South East Asia and mainland China. We are currently planning to expand our physical presence into a number of additional locations, including Dubai, Taipei, Kuala Lumpur, Ho Chi Minh City and Jakarta. We believe, based on current customers and enquiries we receive, that there is significant demand for us to expand into these jurisdictions. This will allow us to be able to adapt to local cultures and norms quicker, as well as to be more on the ground to pick up the latest trends, enabling us to adapt quicker than our competitors. We believe a local presence will also improve customer experience and enhance our relationship with our clients. We currently plan to set up offices in Dubai, Kuala Lumpur and Taipei within six months after our successful listing and to set up offices in Ho Chi Minh City and Jakarta within two years of such listing.

Increase and diversify our service portfolio

We plan to increase our services, particularly in the area of regulatory technology services (including automated KYC, anti-money laundering checks and active risk and transaction monitoring). Such services will be available directly on our CRM platform. We have entered into an agreement with a Denmark-based regtech firm which will allow us to offer regtech functionality to our clients on our CRM platform. We will also be able to provide a customized set up for a client, together with our partner, if the client prefers to have it on their own systems. To date, what regtech services we offer are based on existing apps we sub-license from third-party technology providers. We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners and acquisition cost. We expect this will be a key growth driver for the short to medium term. Other than our current Denmark-based partner, as of the date of this prospectus, we have not entered into any such arrangements or identified any specific acquisition targets or strategic partners which we are considering.

Capture increased market share through aggressive pricing and cross selling of services

Given the significant value-add we are able to provide with one-stop solutions, we have historically been able to maintain prices that were relatively high compared to those of our competitors, based on our own market experience and research. Going forward, we plan to strategically introduce more competitive pricing for certain services, in particular our licensing and consulting services, to increase market share. Despite potentially reducing margins, we believe such strategy will help increase our clients, to whom we would then be able to market our other services, particularly our new regtech services. In addition, we are also able to provide our existing clients with the additional services we intend to offer.

Recruit additional qualified staff

In order to carry out the above-detailed expansion plans, we will need to hire additional qualified staff. Due to the downturns during Covid-19, we froze hiring and streamlined operations significantly due to natural staff attrition. This limited activities we were able to carry out due to the lack of staff. In particular, we will require additional staff in the existing and relevant new jurisdictions in which we plan to expand, staff with the necessary IT and other relevant skills needed to support our expanded service offerings and staff needed to help us increase our scale and revenue, primarily including business relationship managers. We currently plan to begin the hiring process immediately following our listing and to hire an additional 10-14 employees within one year of such Listing.

Our Services

We offer a broad suite of services and solutions to help companies that are setting up businesses in foreign jurisdictions, particularly brokerage businesses, achieve their goals. Our primary services include:

Licensing services

We assist our clients to obtain, renew and comply with a range of business licenses (primarily including brokerage and other financial licenses) in a variety of jurisdictions (primarily including United Kingdom, Cyprus and Belize). Key financial licenses with which we assist our clients include the United Kingdom Financial Conduct Authority (FCA) license, the Cyprus Securities and Exchange Commission (CySEC) Investment license, and the Belize International Financial Services Commission (IFSC) license, among others. The nature of these projects generally takes a longer period of time. We had nine clients in Fiscal 2021, 12 clients in Fiscal 2022, 15 clients in Fiscal 2023 and 13 clients in the six months ended March 31, 2024, who we assisted apply for, maintain and/or renew financial licenses. According to the Frost & Sullivan report, we are one of only a few international consultancy firms that specializes in foreign exchange licensing services over multiple jurisdictions.

To assist our clients in succeeding in the businesses for which we help them obtain a license, we also offer a number of ancillary regulatory consultancy services, including advising on establishing a business plan, creating operation, risk and compliance manuals, assisting clients with finding and negotiating on their behalf with suitable professionals to serve as local agent, nominee director, nominee shareholder, general manager, compliance officer or finance manager and assisting clients with finding and negotiating for suitable office premises. We have in the past also assisted clients in the disposal of securities in companies, but have ceased all such activities. Please see the risk factor entitled “We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.” for further details.

With respect to initial license application, we typically receive 50% of our fees upon our appointment by the client, with the remaining 50% received upon our successfully obtaining the license. With respect to periodic license renewals, we typically receive 100% of our fees upon our appointment by the client. With respect to our services for ongoing maintenance and compliance with licenses we typically charge a monthly fee, with two months’ deposit collected in advance. With respect to additional consultancy services, we typically collect 100% of our fees upon our appointment by the client. We set prices for ongoing maintenance and compliance services and additional consultancy services based on the complexity and expected time required to provide the services, the jurisdiction in which the client operates and the general competitive environment.

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Our licensing consultancy services have historically contributed the majority of our corporate services income. In Fiscal 2021, Fiscal 2022, Fiscal 2023, and the six months ended March 31, 2023 and 2024, corporate services income from licensing consultancy services accounted for 79.4%, 84.6%, 69.5%, 67.0% and 67.7%, respectively, of our total corporate services income for the year.

Corporate secretarial and other services

Overseas company incorporation services - We help clients from jurisdictions around the world set up overseas companies in numerous jurisdictions, including directly in the United Kingdom, Hong Kong and Belize. Corporate secretarial services are a regulated activity in Hong Kong and Belize, which we operate through our licensed Hong Kong subsidiary under the Trust and Company Service Providers (TCSP) and our licensed Belize subsidiary under the Financial Services Commission of Belize (FSC). We also provide these services indirectly through third party professional partners in over 15 other jurisdictions, primarily including the BVI, Dubai Multi Commodities Centre, the Seychelles and St. Vincent. In Fiscal 2021 we helped 80 clients incorporate companies in 11 distinct jurisdictions. In Fiscal 2022 we helped 72 clients incorporate companies in 11 distinct jurisdictions, and in Fiscal 2023 we helped 50 clients incorporate companies in 14 distinct jurisdictions. In the six months ended March 31, 2024, we helped 41 clients incorporate companies in 12 distinct jurisdictions In Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2024, corporate services income from incorporation services accounted for 14.0%, 14.1%, 15.8% and 32.3%, respectively, of our total corporate services income. We believe our ability to assist clients to incorporate overseas entities is a cornerstone of our relationship-focused approach and of more strategic importance than just the corporate services income such service generates, as clients for whom we provide licensing services often first require incorporation services and such newly-formed entities often have a number of additional corporate secretarial needs for which they will need our further assistance. As a result, corporate services income generated from those clients for whom we had helped incorporate an overseas company accounted for 92.6%, 92.3%, 100.0%, 100.0% and 76.1%, respectively, of our total corporate services income in Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2024.

In addition to initial incorporation, we provide a range of other administrative corporate secretarial services needed by newly-incorporated companies and existing companies on an on-going basis. Such services include, but are not limited to, issuing of certificates of incumbency, filing annual and periodic returns and other filings with the relevant foreign regulatory agencies, maintaining company registers and particulars, compiling articles of incorporation, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We typically collect 100% of our fees for corporate secretarial services upon our appointment by the client in advance of provision of such services. Prices for such services are agreed based on the complexity and expected time required to provide the services, the jurisdiction in which the client operates and the general competitive environment.

Other corporate secretarial services – We provide a range of other administrative corporate secretarial services needed by newly-incorporated companies and existing companies on an on-going basis. Such services include, but are not limited to, designing and hosting of company websites, applying for working visas, hiring of staff, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We typically collect 100% of our fees for incorporation and other corporate secretarial services upon our appointment by the client in advance of provision of such services. Prices for such services are agreed based on the complexity and expected time required to provide the services, the jurisdiction in which the client operates and the general competitive environment.

Financial/Regulatory technology services - We also provide fintech services, including regtech services, to our clients to help facilitate their businesses.

Client Relationship Management (CRM) - We have built a proprietary CRM software system that our clients can license to manage their CRM needs. We believe it is vital for sales-intensive businesses, such as foreign exchange brokerages, to manage both existing clients and leads efficiently. Good CRM software is not only a vital investment to boost income and profits, but also enables businesses to improve customer experiences, automate the customer onboarding process and managing sales teams targets and commissions. Our system provides real-time data and analysis to track and maintain clientele bases. The system faces both our clients and the brokerage customers of our clients. The interface with our clients’ brokerage customers allowing such customers to log on directly, check their account and carry out transactions. To facilitate such transactions, the system is able to be linked to trading platforms and payment gateways. The interface with our clients allows them to pull data from a trading platform to allow our clients to calculate commission and to monitor overall activity and manage risk.

Starting in December 2022, we began developing to offer a variety of online regulatory technology options through our CRM platform, including automated Know-Your-Client (KYC) and Anti-Money Laundering (AML) checks, transaction monitoring, and risk profiling and risk assessment. We provide such services through Apps a software system we license from a Denmark-based third-party partner. This software system is able to generate a comprehensive report which will assist our clients’ compliance team to reduce the man-hours needed as compared to traditionally methods of manually checking through data bases. It also makes KYC and AML checks simpler for non-financial institutions who wish to implement such systems, but may not have trained experts in compliance. Our ability to aggregate the requests of all our clients allows them to avoid the expense of mandatory minimum search requirements or costly set up and maintenance fees they would otherwise face. We launched an App licensed from such third-party partner in November. As of July 31, 2024, we had two clients using this App for regulatory technology services and are currently marketing it to additional prospective clients. Such services are priced on the basis of our cost from third-party providers plus a mark-up. We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners, acquisition cost. To the extent we identify opportunities to expand our fintech services through purchase or potential combination with other companies in the fintech space, we will consider such opportunities on a case-by-case basis. As of the date of this prospectus, we have not identified any specific opportunities which we are considering. See “—Our Strategies—Increase and Diversify our Services Portfolio.”

Terminated Services - Historically, we offered a number of additional financial technology services to our clients. Such services included the following:

●	White Label Services: we provided foreign exchange white label solutions to help brokers start their own businesses quickly and at affordable prices by offering sub-licenses of a foreign exchange trading platform at a fraction of the cost of a primary license. Such platform was able to be linked to our CRM platform and customized to offer a wide range of functions and display interface options depending on the preferences of our client.

System Volume Services: we served as intermediaries between our clients and liquidity providers, linking the trading platform used by our clients with liquidity providers, allowing our clients to offer liquidity directly to their customers. We charged a small commission based on the amount of any liquidity provided.

We stopped providing the above services in July 2022. In Fiscal 2021 and Fiscal 2022, income from these terminated services accounted for US$92,448 and US$70,427, respectively, accounting for 4.7 % and 2.5%, respectively, of our total corporate services income for those years.

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Our Clients

Our clients consist primarily of small and medium-sized corporations headquartered in Hong Kong, South-East Asia, mainland China and the UAE looking to set up overseas brokerages. We had 89 clients from 11 distinct jurisdictions in Fiscal 2021, 87 clients from nine distinct jurisdictions in Fiscal 2022, 60 clients from 17 distinct jurisdictions in Fiscal 2023 and 35 clients from 12 jurisdictions in the six months ended March 31, 2024. 84.3%, 87.1%, 87.5% and 70.4% of our corporate services income came from clients engaging in the foreign exchange or contract for difference brokerage business in Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2024, respectively.

Largely due to depressed business sentiment and travel and other restrictions associated with the COVID-19 pandemic, we did not add any new clients in Fiscal 2021 or the first half of Fiscal 2022. With the easing of such restrictions, we added four new clients in the last half of Fiscal 2022, 27 new clients in Fiscal 2023 and five new clients in the six months ended March 31, 2024.

In recent years, we received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2021, 2022 and 2023 and for the six months ended March 31, 2024, our two largest customers accounted for approximately 47.9%, 46.3%, 54.7% and 65.2%, respectively, of our total corporate services income for those period, with our largest customer accounting for approximately 37.4%, 33.0% and 30.9% of our total corporate services income, respectively. A substantial amount of our corporate services income for the year ended September 30, 2022 and 2023 were provided by one-off transactions with our major clients that are not expected to recur. For a discussion of related risks, see “Risk Factors — Risks Relating to Our Business and Industry — We had a concentration of credit risk because we derived our corporate services income from a limited number of customers” and “Risk Factors — Risks Relating to Our Business and Industry — We depend on a limited number of customers for a significant portion of our corporate services income and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations” for more details. We believe our relationship with our major clients, including our two largest clients in Fiscal 2021, Fiscal 2022, Fiscal 2023 and the six months ended March 31, 2024, is stable. However, due to the nature of our business, we would normally expect a large part of our corporate services income to come from different clients every year, in particular from new clients who require a greater number of services. As our new clients increase and we continue to grow our business by increasing the scale of our current operations and expanding into new services and geographic jurisdictions, we anticipate a reduction in client concentration in the future.

Marketing

Most of our new clients have been generated through referrals from existing or former clients, business partners and other third-parties with whom we work. As such, we believe the key to our marketing efforts is:

●	maintaining the high quality of our services and close relationships with our existing clients; and
●	maintaining and expanding our range of corporate services and continuing to push these services to existing clients. We assign a relationship manager for all existing customers to maintain our relationship and serve as a point of contact.

In addition to referrals, we participate in a variety of monthly networking events and run a booth and present at various industry expos in order to directly engage with potential customers and raise awareness of our brand. We also engage in limited on-line advertising, primarily through purchase of search engine marketing and use of search engine optimization services.

We maintain a website at www.enigmatig.com. The information contained in, or accessible through, the website is not incorporated into this prospectus or the registration statement of which it forms a part.

We currently aim to grow our client base and grow our business by expanding the fintech services we offer, hiring additional employees and opening new offices in additional jurisdictions. In particular, we aim to hire additional employees with IT expertise and additional business relationship managers who will help with business development and increase our capacity to offer our traditional licensing services. We currently plan to hire an additional four business relationship managers within a year of our listing.

Competition

We offer a range of services in the financial licensing solutions industry, the corporate secretarial services industry and, increasingly, in the financial technology (including regulatory technology) industry. The markets for services in these industries is relatively fragmented and highly competitive. With respect to services provided to small- and medium-sized corporate clients, we largely compete with small, single-office independent professionals and professional service firms such as local law firms and accountancy firms. We believe the principal competitive factors in such industries include industry expertise, breadth and depth of service offerings, quality of services, strength of client relationship, local presence, recognition of brand and marketing and selling skills.

Employees

We had 22, 17, 14 and 15 full time employees (including Directors) as of September 30, 2021, 2022 and 2023 and March 31, 2024, respectively. The following table sets forth the numbers of our full-time employees, categorized by function, as of March 31, 2024:

Function	Number of Employees	Percentage of Total Number of Employees
Sales, marketing and business development	8	53.3%
Administration	5	33.3%
Finance and accounting	2	13.3%
Total	15	100.0%

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The following table sets forth the number of our full-time employees by location as of March 31, 2024:

Location	Number of Employees	Percentage of Total Number of Employees
Singapore	8	53.3%
Mainland China	3	20.0%
United Kingdom	2	13.3%
Hong Kong	1	6.7
Thailand	1	6.7
Total	15	100.0%

In recent years, our number of full-time employees decreased from 26 full time employees as of September 30, 2020 to 22 full-time employees as of September 30, 2021, 17 full-time employees as of September 30, 2022, 14 full-time employees as of September 30, 2023 and 15 full-time employees as of March 31, 2024. This decrease was driven primarily by natural attrition and slower hiring as a result of the COVID-19 pandemic. We plan to increase our full-time employees by an additional 10-14 employees within the year following our listing. See “—Our Strategies—Recruit additional qualified staff.”

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries, performance-based bonuses and commissions for sales employees. We determine employees’ remuneration based on a number of factors including years of experience, qualifications and market rates.

We identify new candidates through word-of-mouth recruitment or recruitment agencies. Given the breadth of services we offer, we typically target candidates with strong general backgrounds and credentials rather than those with narrow specialized skill sets. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide on-the-job training for our employees covering technical and system skills needed for the services we provide.

As required by applicable laws and regulations in our operating regions, we participate in various employee benefit schemes, including Mandatory Provident Fund plans in Hong Kong, national pension schemes in Singapore, and various social security plans in mainland China.

In Hong Kong, we are required to make contributions for our full-time employees at specified percentages of the employees’ salaries, bonuses, and certain allowances, up to a maximum amount specified by the respective local governments.

In Singapore, we are required to make contributions for our employees who are Singapore citizens or Singapore permanent residents and who are not otherwise exempted, at specified percentages of the employees’ salaries, bonuses, and certain allowances, up to a maximum amount specified by legislation.

As required by applicable laws and regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our full-time employees in mainland China, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in mainland China.

None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good and we have not experienced any significant labor disputes.

Properties

Since July 2022 our corporate headquarters and principal executive offices have been located at 3 Shenton Way, Shenton House, #23-01, Singapore 068805. We lease these premises, with an aggregate gross floor area of approximately 98 sqm. Prior to such date, our corporate headquarters and principal executive offices were located in Hong Kong.

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In addition, we manage and operate several other facilities in Asian and European jurisdictions. We maintain an office and rent office space in London, Hong Kong and Shanghai. Details of our facilities are set out below:

Facility	Address	Space (sqm)
Singapore Office	3 Shenton Way, Shenton House, #23-01, Singapore 068805	98
London Office	Studio 23 A, 2/8 Scrutton Street, London EC2A 4RT, United Kingdom	20
Hong Kong Office	Unit 1002B2-22, 10/F, Sunbeam Centre, 27 Shing Yip Street, Kuwn Tong, Hong Kong	15.33
Shanghai Office	1701 Beijing West Road, Room 1903, Jing An District, Shanghai, China	154

We also maintain a desk in Bangkok, Thailand in the offices of the Singapore and Thai Chamber of Commerce, a non-profit organization to which we have made annual donations.

We are in the process of considering expansion into additional jurisdictions, including Dubai, Taipei, Kuala Lumpur, Vietnam and Jakarta. To the extent we open offices in such jurisdictions, we would expect to lease appropriate office space.

Intellectual Property

As of the date of this prospectus, we have registered two trademarks (for our previous name and logo) in the PRC.

Unauthorized parties may attempt to copy or otherwise obtain and use our brand. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We have in the past entered and may continue in the future to enter into IP licensing agreements with third parties for the use of their proprietary technologies. We have licensed and entered into agreements to sub-license the trading platform we offer to our clients. Third parties may initiate litigation against us alleging infringement of their proprietary rights or breach of a licensing agreement or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement or breach of a licensing agreement and our failure or inability to develop non-infringing technology or license the infringed or similar technology or cure the breach on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total corporate services income and increase our costs” and “Risk Factors—Risks Relating to Our Business and Industry—We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.”

We own the domain name for our website www.enigmatig.com.

Insurance

Other than the government-mandated social insurance and housing provident fund schemes, we do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is in line with industry practice. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material adverse effect on our results of operations. See “Risk Factors—Risks Relating to Our Business and Industry—Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.”

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of business.

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REGULATION

Our Group’s business and operations may be subject to stringent laws and regulations, including licensing, registration and permit requirements, and failure to comply with such laws and regulations may result in civil and criminal penalties. Such requirements may vary depending on the jurisdiction in which the relevant activity conducted by our Group took place.

The following sets forth a summary of the principal laws and regulations that may materially affect our Group and its operations in Singapore and Hong Kong, in which the majority of our operations take place and our employees are based. This summary does not purport to be a comprehensive description of all the laws and regulations applicable to the business and operations of our Group and/or which may be important to potential investors. Investors should note that the following summaries are based on the laws and regulations in force as at the date of this prospectus and may be subject to change.

Singapore

Licensed activities

Certain activities undertaken by our Group may be subject to regulation by Singapore authorities.

Pursuant to the Accounting and Corporate Regulatory Authority (Filing Agents and Qualified Individuals) Regulations 2015 of Singapore, filings for corporate secretarial documents with the Accounting and Corporate Regulatory Authority of Singapore, or ACRA, may only be made on behalf of another person by registered filing agents, acting by or through registered qualified individuals. Qualified individuals include registered public accountants, advocates and solicitors, and corporate secretarial agents.

The Singapore Parliament had on July 2, 2024 passed the Corporate Service Providers Bill of Singapore, which introduced the Corporate Service Providers Act 2024 of Singapore, or the CSPA. Pursuant to the CSPA, a person must not carry on a business in Singapore of providing any corporate services such as filing or lodging any document with ACRA unless the person is a registered corporate service provider for that type of corporate service. Registered corporate service providers will have to comply with, amongst other things certain customer due diligence measures under the CSPA.

As of the date of this prospectus, the CSPA has not come into operation.

Our Group regularly engages third-party service providers, including certified public accountants to carry out its operations, and will engage registered corporate service providers if and when required, relating to any corporate secretarial work in Singapore.

The MAS also regulates certain activities. Under the SFA, such activities include but are not limited to:

(i) in respect of capital markets products (comprising any securities, units in a collective investment scheme, derivatives contracts, spot foreign exchange contracts for the purposes of leveraged foreign exchange trading, and such other prescribed capital markets products), whether as principal or agent (a) making or offering to make with any person; or (b) inducing or attempting to induce any person, to enter into or to offer to enter into, any agreement for or with a view to acquiring, disposing of, subscribing for, entering into, effecting, arranging, or underwriting any capital markets products; and

(ii) giving advice (a) to any person (whether as principal or agent, or as trustee of a trust) concerning compliance with or in respect of laws or regulatory requirements (including the listing rules of an approved exchange) relating to the raising of funds by any entity, trustee of a trust on behalf of the trust or responsible person of a collective investment scheme on behalf of the collective investment scheme; (b) to a person making an offer (1) to subscribe for or purchase specified products (comprising securities, specified securities-based derivatives contracts or units in a collective investment scheme); or (2) to sell or otherwise dispose of specified products, in each case concerning that offer; (c) concerning the arrangement, reconstruction or take-over of a corporation or any of its assets or liabilities; or (d) concerning the take-over of a business trust or any of its assets or liabilities held by the trustee-manager on behalf of the business trust.

A person is required to obtain a capital markets services licence under the SFA to carry on business in such regulated activities or hold out that the person is carrying on such business, unless the person engaged in the activity is exempt under the relevant provisions of the SFA and/or the relevant regulations promulgated thereunder. A capital markets services licensee is subject to various obligations under the SFA, including in relation to changes of control, appointment and removal of chief executive officers and directors, changes in share capital, general notification and record-keeping requirements, and audit requirements. A breach of the SFA could lead to civil and criminal penalties involving a fine, imprisonment, or both. MAS may issue a prohibition order which may amongst others prohibit a person from performing a regulated activity. In respect of activities which our Group has deemed likely to be regulated activities under the SFA, we have engaged third-party service providers, such as lawyers and other agents, to carry out such activities, in Singapore and overseas.

Foreign Investments, Repatriation of Profits from Singapore, and Dividends

Singapore does not have a separate law governing foreign investment – foreign investment is governed by industry-specific laws and regulations. Accordingly, there are generally few restrictions applying to foreign investment, with the exception of certain restrictions placed over, amongst others, the financial and banking services, legal professional services, telecommunications, media and real estate sectors, and entities which are designated entities under the Significant Investments Review Act 2024 of Singapore. That said, Singapore law does not prohibit the constitution of a Singapore company from including shareholding limits that restrict ownership by a foreigner.

There are no broad restrictions under Singapore laws against foreign investment in the sectors in which Enigmatig Singapore operates its business.

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The MAS has, since 1978, abolished all foreign exchange control restrictions under the Exchange Control Act 1953 of Singapore in relation to fiat currencies, and there are no exchange control formalities or approvals required for all forms of payments or capital transfers into or out of Singapore, so long as there is no breach of any rule for domestic or international monitoring for countering money-laundering and terrorism and subject to payment of withholding tax (if applicable). See “Taxation – Singapore Taxation” for more information. Nevertheless, the MAS may at any time and from time to time suspend or restrict cross-border money transfers for various reasons, including to minimize risks to consumers remitting funds out of Singapore. For instance, the MAS issued a notice on December 29, 2023 (last revised on September 25, 2024) directing licensed payment service providers providing cross-border money transfer services to suspend the use of certain non-bank and non-card channels when transmitting money to persons in the People’s Republic of China from January 1, 2024 until further notice. The notice was issued in connection with police reports and complaints received in relation to frozen bank accounts or forfeiture of monies in the People’s Republic of China.

The payment of dividends by a Singapore company is subject to, inter alia, compliance with the Companies Act 1967 of Singapore, or the Singapore Companies Act, the payment of corporate income tax on profits of the Singapore company, and the constitution of the Singapore company. See “Taxation – Singapore Taxation” for more information. Pursuant to Section 403 of the Singapore Companies Act, no dividend shall be payable to shareholders of a Singapore company except out of profits and (i) any profits of a company applied towards the purchase or acquisition of its own shares in accordance with Sections 76B to 76G of the Singapore Companies Act, save for any part of the proceeds received by the company as consideration for the sale or disposal of treasury shares which the company has applied towards the profits of the company; and (ii) any gains derived by the company from the disposal of treasury shares, shall not be payable as dividends to the shareholders of the company.

Personal Data Protection

The protection of personal data in Singapore is governed by the Personal Data Protection Act 2012 of Singapore, or the PDPA. Under the PDPA, “personal data” is defined as data, whether true or not, about an individual who can be identified (a) from that data; or (b) from that data and other information to which the organization has, or is likely to have access.

The PDPA generally requires organizations to, amongst others, obtain consents prior to collection, use or disclosure of personal data, provide notification of the purpose of such collection, use or disclosure, and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess the severity of data breaches they suffer, and where the data breach (i) is (or is likely to be) of a significant scale; or (ii) results in (or is likely to result in) significant harm to the affected individuals, to notify the Personal Data Protection Commission and where applicable, the affected individuals.

The Personal Data Protection Commission may impose sanctions in connection with the breach of the PDPA, including the improper collection, use and disclosure of personal data, including a financial penalty on the organization of up to SGD1,000,000 or 10% of the organization’s annual turnover in Singapore (if the organization’s annual turnover in Singapore exceeds SGD10,000,000).

Hong Kong

Hong Kong Laws and Regulations relating to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Hong Kong Laws and Regulations relating to Employment and Labor Protection

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with the MWO constitutes an offence under the EO.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”), which came into full effect in Hong Kong in 1996 aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015, prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Foo Chee Weng Desmond	42	Director, Chairman and Chief Executive Officer
Teo Mingwen	38	Director and Chief Financial Officer
Tay Chee Yang	36	Chief Operating Officer
[●]*	[●]	Independent Director
[●]*	[●]	Independent Director
[●]*	[●]	Independent Director

Note:

* The appointments of the independent directors will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Foo Chee Weng Desmond is the founder of our Group and serves as our director and chief executive officer. He has been serving as a director and chief executive officer of Enigmatig Singapore since its inception. Mr. Foo has more than 10 years of experience in the finance industry and is responsible for our overall strategic development and operation. Before founding the Group, Mr. Foo was a senior associate at Saxo Capital Markets Pte Ltd from March 2008 to September 2009. He was then a co-founder and managing director at Blackwell Global Investments (Cyprus) Limited from April 2011 to December 2013. From September 2009 to June 2019, Mr. Foo founded TENC: THE EMPEROR’S NEW CLOTHES LLP, or TENC LLP, and served as a managing director. Mr. Foo received his EMBA degree from the University of Chicago Booth School of Business in 2016 and his bachelor’s degree in business management from Singapore Management University in 2007.

Mr. Teo Mingwen is our director and chief financial officer. He has been serving as the chief financial officer of the Group since 2014 and has more than ten years of experience in accounting and finance and is responsible for overseeing our financial matters. Mr. Teo served as a general manager of Enigmatig Shanghai, a wholly-owned subsidiary of the Company from September 2014 to May 2020. Prior to joining us in September 2014, Mr. Teo served as an executive director and general manager at Blackwell Global Investments (Cyprus) Limited from August 2012 to October 2014. He served as managing partner at TENC: THE EMPEROR’S NEW CLOTHES LLP from January 2010 to June 2019. Mr. Teo obtained a bachelor’s degree in accounting from Singapore Management University in 2010 and obtained CPA (Australia) in June 2023.

Mr. Tay Chee Yang is our chief operating officer. Mr. Tay has been serving as the chief operating officer of Enigmatig Singapore since 2014. He has more than eight years of experience in consultancy, client relations management, operations and strategy planning, and leadership and team development. Prior to joining us in May 2014, Mr. Tay served as a relationship management team manager at Blackwell Global Investments Limited from July 2011 to February 2012 and a head of projects from February 2012 to February 2014. Mr. Tay obtained a bachelor’s degree in science from University of Western Australia in 2014

Board of Directors

Our board of directors [will consist of [five] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part], [●] of whom are independent directors. [A director is not required to hold any ordinary shares in our company to qualify to serve as a director.] Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. Our board of directors may exercise all the powers of the company to borrow money, mortgage [or charge] its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. Our board of directors has determined that each of [●], [●], and [●] is an “independent director” as defined under the Nasdaq rules.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nomination committee under the board of directors, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq, each committee’s charter will be available on our website at www.enigmatig.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

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Audit Committee

[●], [●] and [●] will serve on the audit committee, which will be chaired by [●]. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated [●] as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	[appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases]

Compensation Committee

[●], [●] and [●] will serve on the compensation committee, which will be chaired by [●]. The compensation committee’s responsibilities include:

●	[evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer; and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.]

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Nominating and Corporate Governance Committee

[●], [●] and [●] will serve on the nomination committee, which will be chaired by [●]. The nomination committee’s responsibilities include:

●	[developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.]

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated Memorandum and Articles of Association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the registering of such transfer of shares in our share register.

Terms of Directors and Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting Each Director holds office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to these Articles. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders or by resolutions adopted by a majority of the authorized number of directors constituting the board from time to time, subject to the maximum number of directors as may be determined by the shareholders in general meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (ii) dies or is found to be or becomes of unsound mind and the board of directors resolves that his office be vacated; (iii) resigns; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by operation of law from being or ceases to be a director; (vi) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated Memorandum and Articles of Association; or (vii) has been required by Nasdaq to cease to be a director.

Corporate Governance Guidelines

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. We will make our code of business conducts and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated Memorandum and Articles of Association, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this offering.

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Controlled Company Exemptions

Upon completion of this offering, Mr. Foo Chee Weng Desmond will continue to control more than 50% of the aggregate voting power of our total issued and outstanding share capital. As a result, we will be a “controlled company” under rules of Nasdaq. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

●	that we have a compensation committee or nominating and corporate governance committee;

●	that a majority of our board of directors consist of “independent directors,” as defined under the rules of Nasdaq;

●	that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	that we have an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our audit committee.

If at any time we cease to be a “controlled company” under rules of Nasdaq our board will take all action necessary to comply with rules of Nasdaq, including as applicable appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Compensation of Directors and Executive Officers

For the year ended September 30, 2023 and for the six months ended March 31, 2024, we and our subsidiaries paid aggregate cash compensation of approximately US$682,174 and US$120,752, respectively, to our directors and executive officers as a group.

[Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer will agree to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers will also agree to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We will enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.]

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PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of the ordinary shares as of the date of this registration statement by:

●	each of our executive officers and directors;

●	all of the executive officers and directors of as a group; and

●	each person known to us who will beneficially own more than 5% of the ordinary shares.

The calculations in the table below are based on 18,500 Class A ordinary shares and 31,500 Class B ordinary shares issued and outstanding prior to this offering and [*] Class A ordinary shares and [*] Class B ordinary shares outstanding immediately after this offering, excluding the Class A ordinary shares underlying the Representative’s Warrants and assuming that the underwriters do not exercise their option to purchase additional ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned Prior to This Offering				Ordinary shares Beneficially Owned After This Offering
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power **	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power **
Directors and Executive Officers*:
Foo Chee Weng Desmond	-	31,500	63%	94.5%	-	31,500	[ ]	[ ]
Teo Mingwen	4,750	-	9.5%	1.4%	4,750	-	[ ]	[ ]
Tay Chee Yang	3,250	-	6.5%	1.0%	3,250	-	[ ]	[ ]
[●] ***	-	-	-		-	-	[ ]	[ ]
[●] ***	-	-	-		-	-	[ ]	[ ]
[●] ***	-	-	-		-	-	[ ]	[ ]
All directors and executive officers as a group	8,000	31,500	79%	96.9%	8,000	31,500	[ ]	[ ]

Principal Shareholders:
Foo Chee Weng Desmond	-	31,500	63%	94.5%	-	31,500	[ ]	[ ]
Teo Mingwen	4,750	-	9.5%	1.4%	4,750	-	[ ]	[ ]
Tay Chee Yang	3,250	-	6.5%	1.0%	3,250	-	[ ]	[ ]

Notes:

* Except as otherwise indicated below, the business address of our directors and executive officers is 3 Shenton Way, Shenton House, #23-01, Singapore 068805.

** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 10 votes per share on all matters submitted. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Our Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*** Each of [●], [●], and [●] [has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.]

As of the date of the prospectus, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Significant Historical Changes to Our Shareholding

See “Description of Share Capital — History of Securities Issuances” for a description of the history of our share issuances and transfers.

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RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Securities Issuances

See “Description of Share Capital — History of Securities Issuances” for a description of our securities issuances in the past three years.

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions within the Group that occurred during the years ended September 30, 2021, 2022 and 2023 and the six months ended March 31, 2024.

Name of related parties	Relationship with the Company
Desfran Consulting DMCC	Wholly-owned by our shareholder, Mr. Foo Chee Weng Desmond
Mr. Foo Chee Weng Desmond	Shareholder and director of the group

Amount due from related party

We gave advances to Desfran Consulting DMCC for working capital purposes. The receivable balance due from Desfran Consulting DMCC was recorded under other current asset with amount US$12,664, US$18,450, US$30,467 and US$ 33,264 as of September 30, 2021, September 30, 2022, September 30, 2023 and March 31, 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement. As of the date of this registration statement, the receivable balance due was US$33,264.

Amount due from Mr. Foo Chee Weng Desmond

Mr. Foo Chee Weng Desmond collected receipts from customers on our behalf. As of September 30, 2021, 2022 and 2023, amount due from such director was nil, US$1,533,977 and US$732,482, respectively. As of March 31, 2024, amount due from such director was nil. In addition, the director took an advance from the Company over a short period of time for the year ended September 30, 2021. The advance balance due from director was $21,512 as of September 30, 2021. Such balance is interest free, unsecured, and due on demand without an agreement. As of the date of this registration statement, the amount due as of September 30, 2023 had been fully settled and the current balance is nil.

Loan from Mr. Foo Chee Weng Desmond

Mr. Foo Chee Weng Desmond gave advances to us for working capital purposes. The outstanding balance of such loan was US$238,277, US$715,345, US$1,062,585 and nil, as of September 30, 2021, September 30, 2022, September 30, 2023 and March 31, 2024, respectively. Such balance is interest free, unsecured and due on demand. As of the date of this registration statement, the outstanding balance of the loan due as of September 30, 2023 had been fully settled and the current balance is nil.

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DESCRIPTION OF SHARE CAPITAL

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on May 30, 2023, and our affairs are governed by our amended and restated Memorandum and Articles of Association and the Companies Act (Revised) of the Cayman Islands (which we will refer to as the “Companies Act” under this section) and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 50,000,000 shares of nominal or par value of US$0.001 each, comprising of (i) 35,000,000 Class A ordinary shares of nominal or par value of US$0.001 each, (ii) 15,000,000 Class B ordinary shares of nominal or par value of US$0.001 each. We will issue ordinary shares in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our amended and restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares that will become effective upon the closing of this offering.

Our amended and restated Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Class A ordinary shares.

Objects of Our Company. Under our amended and restated Memorandum and Articles of Association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B ordinary share shall entitle the holder thereof to 10 votes on all matters subject to vote at our general meetings. Our Class A ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares at the option of the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Dividends. The holders of our Class A ordinary shares are entitled to such dividends as may be declared by our Board or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote and each Class B ordinary share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated Memorandum and Articles of Association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our Board. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our amended and restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the ordinary shares transferred is free of any lien in favor of the Company; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our Board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our amended and restated Memorandum and Articles of Association authorize our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our amended and restated Memorandum and Articles of Association also authorize our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Class A ordinary shares.

Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions. Some provisions of our amended and restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

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Ordinary shares

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the Cayman Islands. The corporate statutes of the State of Delaware and the Cayman Islands are similar, and the flexibility available under Cayman Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

In addition, we are exempt from certain corporate governance requirements of the Nasdaq by virtue of being a foreign private issuer. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including: (i) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq; (ii) have a majority of the board be independent; (iii) have regularly scheduled executive sessions with only independent directors; or (iv) seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or principal shareholders and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by our board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated Memorandum and Articles of Association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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Sale of assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, generally speaking, shareholder approval is not required for the disposal of assets of an exempted company.

Redemption of shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of our board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our amended and restated Memorandum and Articles of Association, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Compulsory acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Independent directors

There are no provisions under Delaware corporate law or under the Companies Act that require a majority of our directors to be independent.

Cumulative voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our amended and restated Memorandum and Articles of Association will not provide for cumulative voting.

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Removal of directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors is governed by the terms our amended and restated Memorandum and Articles of Association under the laws of the Cayman Islands.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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Conflicts of interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to our director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

Under our amended and restated Memorandum and Articles of Association, a director with an interest in a particular transaction will not be permitted to vote on it but he or she may be counted in the quorum present at the meeting.

Transactions with interested shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

Cayman Islands law has no comparable provision. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our amended and restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on our directors of the corporation.

Under the Companies Act and our amended and restated Memorandum and Articles of Association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

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Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money laundering — Cayman Islands

Under the Cayman Islands laws, in order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data protection (privacy notice) — Cayman Islands

Under the Cayman Islands laws, the privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto, or the DPA.

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

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By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Securities Issuances

Our Company was incorporated in the Cayman Islands on May 30, 2023 with one Ordinary Share issued and allotted to Harneys Fiduciary (Cayman) Limited for a consideration at par value of US$0.001. Upon our incorporation, our Company had an authorized share capital of US$50,000 divided into 50,000,000 shares of nominal or par value of US$0.001 each. On May 30, 2023, Harneys Fiduciary (Cayman) Limited transferred one Ordinary Share to Foo Chee Weng Desmond.

On March 11, 2024, shareholders’ resolutions were passed to authorize the re-designation of the Company’s issued and unissued Ordinary Shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each, to US$50,000 divided into 35,000,000 Class A ordinary Shares of a nominal or par value of US$0.001 each, and 15,000,000 Class B ordinary Shares of a nominal or par value of US$0.001 each. Pursuant to these shareholders’ resolutions, the one Ordinary Share held by Foo Chee Weng Desmond was re-designated to one Class B ordinary Share.

On August 19, 2024, pursuant to the subscription applications and share transfer forms dated 19 August 2024, we issued 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig BVI to us.

The above issuances were exempt from registration under Section 4(a)(2) of the Securities Act because they were transactions by an issuer not involving any public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. Other than the aforementioned issuance of securities and the issuance of securities in connection with the reorganization, we have not issued any securities in the past three years.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares, and while we intended to apply for the listing of our Class A ordinary shares on the Nasdaq, we cannot assure you that an active trading market for our Class A ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A ordinary shares in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our Class A ordinary shares.

Upon completion of this offering, we will have               outstanding Class A ordinary shares or, approximately               % of our Class A ordinary shares, excluding the Class A ordinary shares underlying the Representative’s Warrants and assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. All of the Class A ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any Class A ordinary shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the Nasdaq only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A ordinary shares acquired in this offering by our affiliates.

Lock-Up Agreement

We have agreed, for a period of six months after the completion of this offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Class A ordinary shares or securities that are substantially similar to our Class A ordinary shares, including but not limited to any options or warrants to purchase our Class A ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative of the underwriters.

Furthermore, each of our directors and executive officers and all other existing holders of 5.0% or more of our outstanding shares have also entered into a similar lock-up agreement for a period of six months after the completion of this offering, subject to certain exceptions, with respect to our Class A ordinary shares and securities that are substantially similar to our Class A ordinary shares. These parties collectively own the majority of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class A ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Class A ordinary shares may dispose of significant numbers of the Class A ordinary shares in the future. We cannot predict what effect, if any, future sales of the Class A ordinary shares, or the availability of the Class A ordinary shares for future sale, will have on the trading price of the Class A ordinary shares from time to time. Sales of substantial amounts of the Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class A ordinary shares.

Rule 144

Non-Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who (i) is not an affiliate at the time of sale and has not been an affiliates for purposes of the Securities Act at any time during the three months preceding the proposed sale under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior non-affiliate owner, is entitled to sell such shares without complying with the manner of sale, limitation on amount or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144(c). In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior non-affiliate owner, then such person is entitled to sell such shares freely without complying with any requirement of Rule 144.

Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any of our affiliates who owns shares that were acquired from us or an affiliate of us for at least six months (if subject to compliance with the public information requirement of Rule 144(c)) or one year (in any other case) prior to the proposed sale is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of our Class A ordinary shares then outstanding, or Class A ordinary shares if the underwriters exercise their option in full to purchase additional Class A ordinary shares; or

●	the average weekly reported trading volume of our Class A ordinary shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

In addition, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Class A ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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TAXATION

The following summary of material Cayman Islands, Singapore, Hong Kong and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our company is for a period of 20 years from June 12, 2023.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of our Class A ordinary shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not intended or to be regarded as advice on the tax position of any holder of our Class A ordinary shares or of any person acquiring, selling or otherwise dealing with our Class A ordinary shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Class A ordinary shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of our Class A ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or financial institutions in Singapore which have been granted the relevant Financial Sector Incentive(s)) may be subject to special rules or tax rates. The statements should not be regarded as advice on the tax position of any person and should be treated with appropriate caution. Prospective holders of our shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Class A ordinary shares including, in particular, the effect of any foreign, state or local tax laws to which they are subject. The statements below regarding the Singapore tax treatment of dividends received in respect of our shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this prospectus accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our shares.

Individual income tax

Individual taxpayers who are Singapore tax residents are subject to tax on income accruing in or derived from Singapore or received in Singapore from outside Singapore, unless specifically exempted. All foreign-sourced income (except for income received through a partnership in Singapore) received on or after January 1, 2004 in Singapore by tax resident individuals will be exempt from tax if the Singapore Comptroller of Income Tax is satisfied that the exemption will be beneficial to them. Certain Singapore-sourced investment income (such as interest from debt securities) derived by tax resident individuals on or after January 1, 2004 from certain financial instruments (other than income derived through a partnership in Singapore or from the carrying on of a trade, business or profession) will be exempt from tax.

A Singapore tax resident individual is taxed, after deduction of qualifying personal reliefs where applicable, at progressive rates ranging from (i) 0% to a maximum rate of 22.0%, with effect from the Year of Assessment 2017 to the Year of Assessment 2023; and (ii) 0% to a maximum rate of 24.0%, with effect from Year of Assessment 2024.

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Non-resident individuals, subject to certain exceptions, are generally subject to income tax on income accrued in or derived from Singapore at a flat rate of (i) 22.0%, with effect from Year of Assessment 2017 to the Year of Assessment 2023; and (ii) 24.0%, with effect from Year of Assessment 2024, except that Singapore employment income is taxed at 15.0% or at the progressive resident rates, whichever yields a higher tax. However, Singapore generally does not tax individuals on capital gains. A non-resident individual (other than a director of a company, or a public entertainer whose visits are not substantially supported from public funds of the government of another country) exercising a short-term employment in Singapore for not more than 60 days may be exempt from income tax in Singapore.

An individual is regarded as a tax resident in Singapore if in the year preceding the year of assessment, he or she resides in Singapore except for such temporary absences therefrom as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore, and includes a person who is physically present or exercises an employment (other than as a director of a company) for 183 days or more during the year preceding the year of assessment.

It was announced in the 2024 Budget that a Personal Tax rebate of 50.0% of the tax payable, capped at SGD 200, will be automatically granted by IRAS to each Singapore tax resident for the Year of Assessment 2024.

Corporate income tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and

●	foreign-sourced income received or considered to be received in Singapore,

unless otherwise exempted.

Foreign-sourced income in the form of branch profits, dividends and service fee income received or considered to be received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003 are exempted from Singapore income tax subject to meeting the qualifying conditions.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign-sourced income received or considered to be received in Singapore, unless otherwise exempted.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. “Control and management” is defined by IRAS on its website located at https://www.iras.gov.sg/taxes/corporate-income-tax/basics-of-corporate-income-tax/tax-residency-of-a-company-certificate-of-residence (last accessed: November 7, 2024) as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. Therefore if the board of directors meets and conducts the company’s business in Singapore, the company is likely to be regarded as tax resident in Singapore. Furthermore, a board of directors meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either of the following conditions is met: (a) at least 50% of the directors (with the authority to make strategic decisions) are physically present in Singapore during the meetings; or (b) the chairman of the board of directors (if the company has such an appointment) is physically present in Singapore during the meeting.

The corporate income tax rate in Singapore is 17.0%. For Years of Assessment 2008 or 2010 (as the case may be) to 2019, a company is eligible for partial tax exemption on the first SGD300,000 of the company’s chargeable income as follows:

●	75.0% of up to the first SGD10,000 of the company’s chargeable income; and

●	50.0% of up to the next SGD290,000 of the company’s chargeable income,

is exempt from corporate income tax.

It was announced in the 2018 Budget that with effect from Year of Assessment 2020, the partial tax exemption scheme will be limited to the first SGD200,000 (instead of SGD300,000) of a company’s normal chargeable income –75.0% of the first SGD10,000 and 50.0% of the next SGD190,000 of the company’s chargeable income, is exempt from corporate income tax.

Further, for Years of Assessment 2008 to 2019, new start-up companies will, subject to certain conditions, be eligible for full tax exemption on their normal chargeable income of up to SGD100,000 and 50.0% tax exemption on up to the next SGD200,000 of normal chargeable income in each of the company’s first three consecutive years of assessment. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate income tax rate. It has been announced in the 2018 Budget that with effect from Year of Assessment 2020, the tax exemption scheme for new start-up companies will be limited to the first SGD200,000 (instead of SGD300,000) of the company’s normal chargeable income. The tax exemption on the first SGD100,000 will also be reduced from 100.0% to 75.0%.

It was announced in the 2024 Budget that a Corporate Income Tax Rebate of 50.0% of the corporate tax payable would be granted to all taxpaying companies for the Year of Assessment 2024, and companies that employed at least one local employee and made Central Provident Fund contributions in 2023, would receive SGD2,000. A company may receive up to SGD40,000 of benefits under such 2024 Budget initiatives.

Dividend distributions

Singapore does not impose income tax on dividends paid by a Singapore resident company to resident or non-resident shareholders. Currently, Singapore has adopted the “One-Tier” Corporate Tax System. Under this one-tier system, the tax paid by a Singapore resident company is the final tax and the after-tax profits of such company can be distributed to the shareholders as dividends which are tax exempt in the hands of the shareholder, regardless of the tax residence status or the legal form of the shareholder.

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Capital gains tax

Under current Singapore tax law, there is no general tax on capital gains. However, save as described below, there are no specific legislation or regulations which deal with the characterization of whether a gain is income or capital in nature. If the gains from the disposal of Class A ordinary shares are construed to be of an income nature (which could be the case if, for instance, the gains arise from activities which IRAS regards as carrying on a trade or business in Singapore), the disposal profits would be taxable as income. As the precise status of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.

Subject to certain conditions being satisfied and Section 10L of the ITA, gains derived by a company (“divesting company”) from the disposal of our Class A ordinary shares during the period between June 1, 2012 and December 31, 2027 (inclusive of both dates) will be exempt under Section 13W of the ITA from Singapore income tax, if the divesting company legally and beneficially owned at least 20% of our ordinary shares and such ordinary shares have been legally and beneficially held by the divesting company for a continuous minimum period of 24 months ending on the date immediately prior to the date of such disposal. The exemption prescribed under Section 13W of the ITA is not applicable under the following scenarios:

(a)	the disposal(s) of shares the gains or profits of which are included as part of the income of an insurer company;

(b)	the disposal of shares before June 1, 2022 in a company that:

(i)	is in the business of trading Singapore immovable properties; or

(ii)	principally carries on the activity of holding Singapore immovable properties,

other than property development, where the shares are not listed on a stock exchange in Singapore or elsewhere;

(c)	the disposal of shares on or after June 1, 2022 not listed on a stock exchange in Singapore or elsewhere, being shares in a company that the Singapore Comptroller of Income Tax is satisfied:

(i)	is in the business of trading immovable properties situated whether in Singapore or elsewhere;

(ii)	principally carries on the activity of holding immovable properties situated whether in Singapore or elsewhere; or

(iii)	has undertaken property development in Singapore or elsewhere, except where:

(A)	the immovable property developed is used by the company to carry on its trade or business (including the business of letting immovable properties), not being a business mentioned in subparagraph (c)(i); and

(B)	the company did not undertake any property development in Singapore or elsewhere for a period of at least 60 consecutive months before the disposal of shares; or

(d)	the disposal(s) of shares by a partnership, limited partnership and limited liability partnership one or more of the partners of which is a company or are companies.

Under Section 10L of the ITA, gains from the sale or disposal of our Class A ordinary shares by an entity which is a member of a group of entities, where (i) the entities of the group are not all incorporated, registered or established in a single jurisdiction; or (ii) any entity of the group has a place of business in more than one jurisdiction, may be treated as income chargeable to tax under the ITA, if the gains are received in Singapore from outside Singapore from a sale or disposal that occurs on or after January 1, 2024, and (a) the gains would not otherwise be chargeable to tax as income under Section 10(1) of the ITA; or (b) the gains would otherwise be exempt from tax under the ITA (collectively, “foreign-sourced disposal gains”). IRAS has indicated that foreign-sourced disposal gains from the sale or disposal of a foreign asset (not being an intellectual property right) will not be brought to tax if the entity has adequate economic substance in the basis period in which the sale or disposal occurs. That said, tax exemption under Section 13(1)(zu) of the ITA will be given on any gains from the sale or disposal of an asset that are treated as income under Section 10L of the ITA where the gains are assessable as the income of an individual. The tax exemption will not be granted if the gains are business revenue gains.

In addition, shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Class A ordinary shares is made. Singapore corporate shareholders who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Class A ordinary shares.

Goods and services tax

Goods and services tax, or GST, in Singapore is a consumption tax that, save for zero-rated supplies and exempt supplies, is levied on import of goods into Singapore as well as all supplies of goods and services in Singapore by a person who is or is required to be registered under the Goods and Services Tax Act 1993 of Singapore, at a prevailing rate of 9.0% from and including January 1, 2024.

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Estate duty

With effect from February 15, 2008, Singapore estate duty has been abolished.

Individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax and estate duty consequences of their ownership of our Class A ordinary shares.

Shareholders, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax consequences of their acquisition, ownership and/or disposal of our Class A ordinary shares.

Hong Kong Taxation

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 for corporate taxpayers as of the date of this prospectus. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A ordinary shares by a U.S. Holder, as defined below, that acquires our Class A ordinary shares in this offering and holds our Class A ordinary shares as “capital assets”(generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A ordinary shares are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

Taxation of dividends and other distributions on our Class A ordinary shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Class A ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Class A ordinary shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

A non-U.S. corporation is considered a Passive Foreign Investment Company, or PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Whether we are a PFIC with respect to any year depends on our operations and the composition of our assets during that year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. It is also possible that, for our current taxable year or for any subsequent taxable year, at least 75% of our gross income may be passive income. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A ordinary shares.

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If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares s cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets. A U.S. Holder of “marketable stock”(as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A ordinary shares, then such Class A ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A ordinary shares for tax purposes.

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IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A ordinary shares when inherited from a decedent that was previously a holder of our Class A ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A ordinary shares, or a mark-to-market election and ownership of those Class A ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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UNDERWRITING

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the several underwriters named therein (the “Representative”), with respect to the Class A ordinary shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Class A ordinary shares as indicated below.

Underwriters	Number of Shares
Network 1 Financial Securities, Inc.

Total

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken. However, the underwriters are not required to take or pay for the Class A ordinary shares covered by the underwriters’ option to purchase additional Class A ordinary shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [●] additional Class A ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The underwriters have advised us that they propose to offer the Class A ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Class A ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the underwriter.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price
Underwriting discount(1)
Proceeds, before expenses, to us

(1)	Represents an underwriting discount equal to 7% per share. The fees do not include the Representative’s warrants or expense reimbursement provisions described below.

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent of the gross proceeds received by us from the sale of the shares.

We have agreed to pay expenses relating to the offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, and the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (vii) the reasonable and documented fees and disbursements of the Representative’s counsel up to US$80,000; (viii) background checks of the Company’s officers and directors up to US$15,000; (ix) preparation of bound volumes and mementos in such quantities as the Representative may reasonably request up to US$2,500; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Representative; and (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the shares; provided that the actual accountable expenses of the Representative shall not exceed US$150,000. We are required to supply the Representative and its counsel, at our cost, with a reasonable number of bound volumes of the offering materials within a reasonable time after the closing of this offering as well as commemorative tombstones.

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We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately US$[●]. We paid an expense deposit of US$80,000 to the Representative, upon the execution of letter of intent between us and the Representative, and paid an additional US$50,000 upon receipt of the public filing of this prospectus, for the Representative’s anticipated out-of-pocket expenses. Upon the closing of this offering, we will pay an additional US$20,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately US$[●], including a maximum aggregate reimbursement of US$150,000 of Representative’s accountable expenses.

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the Underwriting Agreement is signed, we or the Representative may at any time terminate its further participation in this offering for any reason whatsoever, and we agree to reimburse the Representative for its actual reasonable accountable out-of-pocket expenses, up to a maximum of US$150,000, incurred prior to the termination, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(D)(ii) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering.

In the event that at any time prior to the first (1st) anniversary of the final closing of this offering, we agreed, that if we enter into any transaction with any party introduced to us by the Representative, directly, during such period, to pay the Representative a success fee equal to 1% of the consideration or value received by us or our stockholders. In the event this offering is terminated for cause, we will not be obligated to pay the foregoing success fee in compliance with FINRA Rule 5110(g)(5)(B).

Representative’s Warrants

We have also agreed to issue to the Representative and its affiliates or employees warrants to purchase a number of Class A ordinary shares equal to 9% of the total number of Class A ordinary shares sold in this offering, including any shares issued upon exercise of the underwriters’ over-allotment option (the “Representative’s Warrants”).

The Representative’s Warrants will have an exercise price per share equal to 130% of the public offering price per share in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable after the date of issuance, and will be exercisable until such warrants expire five years after the effective date of the registration statement. The Representative’s Warrants and the Class A ordinary shares underlying the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up beginning on the effective date of the registration statement pursuant to FINRA Rule 5110(e)(1). The Representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the Class A ordinary shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days after the effective date of the registration statement except as permitted by FINRA Rule 5110(e)(2). The Representative will have the option to exercise, transfer, or assign the Representative’s Warrants at any time, provided that the underlying securities shall not be transferred during the lock-up period; i.e., the 180-day lock-up period will remain on such underlying Class A ordinary shares. In addition, although the Representative’s Warrants and the underlying Class A ordinary shares are being registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases. The Representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the Representative’s Warrants at our expense, one additional demand registration at the Representative’s Warrants’ holders’ expense with a duration of no more than five years from the effective date of the registration statement, and unlimited “piggyback” registration rights each with a duration of no more than five years from the date of effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Lock-Up Agreements

Pursuant to “lock-up” agreements, our executive officers, directors and major shareholders have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Class A ordinary shares or any securities that are convertible into or exercisable or exchangeable for our Class A ordinary shares, or file any registration statement with the SEC relating to the offering of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares (other than a registration statement on Form S-8) without the prior written consent of the underwriters for a period of one hundred eighty days (180) after the effective date of this registration statement, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Furthermore, each of our executive officers, directors and major shareholders as of the effective date of this registration statement, have agreed, without the prior written consent of the underwriters not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of our Class A ordinary shares (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Class A ordinary shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Class A ordinary shares or securities convertible into or exercisable or exchangeable for Class A ordinary shares or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of one hundred eighty (180) days after the effective date of this registration statement.

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Determination of offering price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

M&A Transactions

In the event that at any time prior to the closing of this offering (including the closing of the over-allotment option) we, or any of our affiliates, enter into any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) (a “M&A Transaction’) with any party introduced directly to us by the underwriters, during such period, the underwriters will be paid a transaction fee, payable at the closing thereof, equal to one percent (1.0%) of the consideration or value received by us and/or our shareholders.

Other

From time to time, certain of the underwriters and/or its affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A ordinary shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our Class A ordinary shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Class A ordinary shares over-allotted by the underwriters is not greater than the number of Class A ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of Class A ordinary shares involved is greater than the number of Class A ordinary shares in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our Class A ordinary shares or reduce any short position by bidding for, and purchasing, Class A ordinary shares in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing Class A ordinary shares in this offering because the underwriter repurchases the Class A ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our Class A ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our Class A ordinary shares are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to the aggregate losses, claims, damages, liabilities and expenses of such indemnification.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of our Class A ordinary shares to selling group members for sale to their online brokerage account holders. The Class A ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

96

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Class A ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Class A ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Class A ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, our Class A ordinary shares may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our Class A ordinary shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Foreign Regulatory Restrictions on Purchase of our Class A Ordinary Shares

We have not taken any action to permit a public offering of our Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

British Virgin Islands. This prospectus does not constitute, and there will not be, an offering of securities to the public in the British Virgin Islands.

Canada. The Class A ordinary shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

97

Cayman Islands. This prospectus does not constitute a public offer of the Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares to any member of the public in the Cayman Islands.

Hong Kong. The Shares may not be offered or sold by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, 2001 of Singapore, or the SFA, (ii) to a relevant person under Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Sections 275 and 276 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the Class A ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is: (a) a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities and securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The shares are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in the MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Purchasers are advised to seek legal advice prior to any resale of the securities.

Taiwan. The Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Shares in Taiwan.

United Kingdom. An offer of the Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.]

98

EXPENSES OF THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discount and the non-accountable expense allowance that we expect to incur in connection with the offer and sale of the Class A ordinary shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority, Inc. filing fee	US$
Nasdaq listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous expenses	US$
Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions and the non-accountable expense allowance, which will be borne by us in proportion to the numbers of Class A ordinary shares sold in the offering by us, respectively.

99

LEGAL MATTERS

We are being represented by Morgan Lewis & Bockius with respect to certain legal matters as to United States federal securities law. The underwriter is being represented by Lewis Brisbois Bisgaard & Smith LLP with respect to certain matters of United States federal securities. The validity of the Class A ordinary shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Certain legal matters as to Singapore law will be passed upon for us by AEI Legal LLC and for the underwriters by Rajah & Tann Singapore LLP. Harney Westwood & Riegels Singapore LLP and Morgan, Lewis & Bockius may rely upon AEI Legal LLC with respect to matters governed by Singapore law. Lewis Brisbois Bisgaard & Smith LLP may rely upon Rajah & Tann Singapore LLP with respect to matters governed by Singapore law.

100

EXPERTS

The consolidated financial statements of as of and for the years ended September 30, 2021, 2022 and 2023 included in the Registration Statement have been audited by Simon & Edward LLP, an independent registered public accounting firm, as stated in their reports. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The office of Simon & Edward LLP is located at 17506 Colima Road Suite #101, Rowland Heights, CA 91748.

101

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our Class A ordinary shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

102

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITD)

F-1

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ENIGMATIG LIMITED (Formerly known as Desfran Holdings Limited) and subsidiaries (the “Company”) as of September 30, 2023, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended September 30, 2023, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2023 and 2022 consolidated financial statements to reflect correction for errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Revenue recognition

As discussed in Notes 2 to the consolidated financial statements, revenue are primarily derived from corporate secretarial and regulatory consultancy service contracts that are recognized as the performance obligations are satisfied over time or point in time. During the three years ended September 30, 2023, 2022 and 2021, corporate secretarial and regulatory consultancy service provided was delivered approximately $4.6 million, $2.8 million and $1.9 million revenue pursuant to the service agreements entered, respectively. Pursuant to the contracts, the Company is responsible for assisting its clients in setting up, renewing, and complying with various brokerage and financial licenses, in addition to licensing services, the Company offer ancillary consultancy services including but not limited to business planning, drafting of risk and compliance manuals, and assistance in sourcing talents.

We identified the accounting for revenue recognition as a critical audit matter due to the high variety of services included in corporate secretarial and regulatory consultancy service. This led to a high degree of auditor judgment, subjectivity and significant audit effort was required in performing procedures to evaluate management’s determination of distinct performance obligation that should be accounted for separately versus together and the timing of when revenue is recognized.

The primary procedures we performed to address this critical audit matter included:

➢	Obtained and understood the service agreements of corporate secretarial and regulatory consultancy services provided;

➢	Performed walkthroughs of sales and purchase transactions to confirm the working flow of the key business cycles;

➢	Obtained and assess the reasonableness of revenue recognition memo including analysis of principal versus agent along with the management’s conclusion;

➢	Tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.

➢	Tested the revenue cut-off test of a period before and after the balance sheet date.

/s/ Simon & Edward LLP

We have served as the Company’s auditor since 2022.

PCAOB ID: 2485

Rowland Heights, California

September 16, 2024, except Note 3, Note 4 and Note 7 on November 12, 2024.

F-3

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

CONSOLIDATED BALANCE SHEETS

	As of September 30
	2023 (as restated)	2022	2021
	US$	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,192,618	447,880	332,865
Digital assets	1,160,875	-	-
Accounts receivable, net	420,460	17,805	67,541
Amount due from shareholder	732,482	1,533,977	21,512
Contract assets	251,635	96,575	84,635
Income taxes receivable	-	-	4,447
Other current assets	148,781	130,625	116,253
Total current assets	3,906,851	2,226,862	627,253

Non-current assets
Property and equipment, net	3,223	876	1,208
Right-of-use assets, net	90,892	179,677	323,126
Deposits	25,915	45,701	46,724
Deferred tax assets	-	-	5,154
Total non-current assets	120,030	226,254	376,212

TOTAL ASSETS	4,026,881	2,453,116	1,003,465

LIABILITIES
Current liabilities
Accounts payable	352,056	403,864	53,842
Accrual and other liabilities	784,899	237,960	143,979
Amount due to shareholder	1,062,585	715,345	238,277
Contract liabilities	577,845	943,026	487,701
Operating lease liabilities, current	73,233	120,378	138,055
Income taxes payable	360,262	329,142	214,803
Total current liabilities	3,210,880	2,749,715	1,276,657

Non-current liabilities
Operating lease liabilities, non-current	3,324	48,210	173,698
Total non-current liabilities	3,324	48,210	173,698

TOTAL LIABILITIES	3,214,204	2,797,925	1,450,355

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, US$0.001 par value, 35,000,000 shares authorized, 18,500 issued and outstanding as of September 30, 2023, 2022 and 2021*	19	19	19
Class B ordinary shares, US$0.001 par value, 15,000,000 shares authorized, 31,500 issued and outstanding as of September 30, 2023, 2022 and 2021*	31	31	31
Additional paid in capital	117,320	117,320	117,320
Retained earnings (accumulated deficit)	698,094	(436,342)	(574,036)
Accumulated other comprehensive (loss) income	(2,787)	(25,837)	9,776
Total shareholders’ equity (deficit)	812,677	(344,809)	(446,890)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	4,026,881	2,453,116	1,003,465

* Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these financial statements.

F-4

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30
	2023	2022	2021
	US$	US$	US$
Corporate services income	4,607,006	2,821,504	1,948,871
Cost of sales	(1,472,190)	(1,590,575)	(1,352,531)

Gross profit	3,134,816	1,230,929	596,340

Operating expenses:
Payroll and employee benefits	(770,411)	(179,335)	(197,762)
Depreciation expenses	(1,748)	(3,552)	(4,454)
Operating lease expenses	(115,059)	(142,626)	(156,122)
Other operating expenses	(768,146)	(740,071)	(662,883)
Total operating expenses	(1,655,364)	(1,065,584)	(1,021,221)
Profit/(loss) from operations	1,479,452	165,345	(424,881)

Other (loss) income:
Other (loss) income, net	(102,373)	96,793	49,229
Total other (loss) income	(102,373)	96,793	49,229

Profit/(loss) before tax expense	1,377,079	262,138	(375,652)
Income tax expense	(242,643)	(124,444)	(19,176)
Net profit/(loss)	1,134,436	137,694	(394,828)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of income tax	23,050	(35,613)	7,032
Total comprehensive income/(loss)	1,157,486	102,081	(387,796)

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	22.69	2.75	(7.90)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	50,000 *	50,000 *	50,000 *

* Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these financial statements.

F-5

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares, Class A		Ordinary shares, Class B		Additional	Accumulated other	Retained earnings
	Shares Outstanding*	Par value	Shares Outstanding*	Par value	paid-in capital	comprehensive income (loss)	(Accumulated deficit)	Total
		US$			US$	US$	US$	US$
Balance as of October 1, 2020	18,500	19	31,500	31	117,320	2,744	(179,208)	(59,094)
Net loss	-	-	-	-	-	-	(394,828)	(394,828)
Foreign currency translation adjustment	-	-	-	-	-	7,032	-	7,032
Balance as of September 30, 2021	18,500	19	31,500	31	117,320	9,776	(574,036)	(446,890)
Net income	-	-	-	-	-	-	137,694	137,694
Foreign currency translation adjustment	-	-	-	-	-	(35,613)	-	(35,613)
Balance as of September 30, 2022	18,500	19	31,500	31	117,320	(25,837)	(436,342)	(344,809)
Net income	-	-	-	-	-	-	1,134,436	1,134,436
Foreign currency translation adjustment	-	-	-	-	-	23,050	-	23,050
Balance as of September 30, 2023	18,500	19	31,500	31	117,320	(2,787)	698,094	812,677

* Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these financial statements.

F-6

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2023 (as restated)	2022 (as restated)	2021
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit / (loss)	1,134,436	137,694	(394,828)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income tax	-	5,106	(5,235)
Depreciation	1,748	3,552	4,454
Provision for doubtful accounts	-	60,100	90,000
Impairment loss	8,973	-	-
Change in operating assets and liabilities:
Accounts receivable	(1,148,391)	(1,601,990)	(96,640)
Contract assets	(155,706)	(11,940)	(64,020)
Income taxes receivable	-	4,447	-
Other current assets	(18,078)	(14,812)	27,733
Deposits	19,835	(115)	627
Accounts payable	(68,189)	370,498	54,310
Accruals and other current liabilities	545,969	102,092	(11,794)
Contract liabilities	(403,424)	486,127	(123,910)
Income taxes payable	27,840	119,338	16,421
Operating lease assets and liabilities	(3,690)	(852)	(1,106)
Net cash provided by (used in) operating activities	(58,677)	(340,755)	(503,988)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,075)	(3,269)	(4,641)
Proceeds from sale of digital assets	366,956	-	-
Amount due from shareholder	88,650	-	-
Net cash provided by (used in) investing activities	451,531	(3,269)	(4,641)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from shareholders	347,333	477,893	175,000
Net cash provided by financing activities	347,333	477,893	175,000

Foreign currency translation	4,551	(18,854)	12,277
Net change in cash and cash equivalents	744,738	115,015	(321,352)
Cash, and cash equivalents - beginning of year	447,880	332,865	654,217
Cash, and cash equivalents - end of year	1,192,618	447,880	332,865
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	-	-
Cash paid for income taxes	214,802	-	49,853

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	740,161	1,579,519	-
Amount due from shareholder settled by digital assets	1,540,000	-	-

The accompanying notes are an integral part of these financial statements.

F-7

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries provide consultancy services. The main consultancy services include global operation and licensing advisory and corporate secretarial and support services. ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited), its subsidiaries are collectively referred to as the “Company”.

On April 25, 2024, Desfran Holdings Limited formally changed its name to ENIGMATIG LIMITED.

The Company is headquartered in Singapore, with operations primarily in Singapore, Hong Kong and Shanghai.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on August 19, 2024. The Reorganization involved the transfer of 100% of the equity interests in Enigmatig Pte Ltd, Enigmatig Consulting Limited and its wholly owned subsidiary, Enigmatig Corp Limited and Enigmatig (Belize) Limited from its original shareholders to Enigmatig (BVI) Limited (formerly known as Desfran Limited). Pursuant to the subscription applications and share transfer forms dated August 19, 2024, ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) issued 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig (BVI) Limited to ENIGMATIG LIMITED, upon completion of which Enigmatig (BVI) Limited became the wholly owned subsidiary of ENIGMATIG LIMITED, which resulting in 18,500 Class A ordinary shares and 31,500 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. Consequently, ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Enigmatig (BVI) Limited	27 Oct, 2022	100%	British Virgin Islands	Holding company
Enigmatig Pte Ltd	25 Dec, 2018	100%	Singapore	Management Consultancy Services
Enigmatig (Belize) Limited	26 Jan, 2017	100%	Belize	Formation or management of International Business Companies
Enigmatig Corp Limited	24 May, 2013	100%	Seychelles	Management Consultancy Services
Enigmatig Consulting Limited	29 Aug, 2018	100%	Hong Kong	Consultancy Services
Shanghai Enigmatig Information Consultancy Limited	23 Jul, 2019	100%	China	Consultancy Services

2	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

F-8

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Foreign currency translation / transactions

The accompanying consolidated financial statements are presented in United State Dollars (“US$”), which is the reporting currency of the Company. The functional currencies of the Company is the United State Dollar, Singapore Dollar, Hong Kong Dollar and Chinese Renminbi.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity transactions are translated at their historical rates. The statements of operations and cash flows are translated at the average exchange rate during the reporting period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

Transactions in currencies other than the reporting or functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of operations and comprehensive income (loss) as other income (expense).

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for accounts receivable, impairment of long-lived assets, income tax and discount rate applied to the Company’s right-of-use asset and related lease liabilities. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash and deposit with financial institution with original maturities less than 90 days. They are unrestricted as to withdrawal or use.

Accounts receivable

The Company adopted ASU 2016-13, “Financial Instruments – Credit Loss” on October 1, 2022. Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible. There was no material effect on consolidated financial statements upon adoption of ASU 2016-13.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements.

F-9

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Digital Assets

The Company accounts for its digital assets, which are comprised solely of Tether (USDT), in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other. The Company has ownership of and control over its USDT and uses third-party custodial services at to store its USDT. The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. Digital assets are included in current assets in the Consolidated Balance Sheets due to the Company’s ability and intention to exchange USDT, the only digital asset held by the Company, into fiat through highly liquid exchanges.

The Company determines the fair value of its USDT on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that the Company has determined is its principal market for USDT (Level 1 inputs). The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, the Company considers the lowest price of one USDT quoted on the active exchange at any time since acquiring the USDT held by the Company. If the carrying value of a USDT exceeds that lowest price, an impairment loss has occurred with respect to that USDT in the amount equal to the difference between its carrying value and such lowest price.

Impairment losses are recognized in the period in which the impairment occurs and are reflected within “Digital asset impairment losses (gains on sale), net” in the Company’s consolidated statements of operations and comprehensive income. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains (if any) are not recorded until realized upon sale, at which point they are presented net of any impairment losses in the Company’s consolidated statements of operations and comprehensive income. In determining the gain to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the USDT sold immediately prior to sale.

Property and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	1 years
Furniture & fitting	3 years
Leasehold improvement	Number of years on the lease
Office equipment	1 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended September 30, 2023, 2022 and 2021, no impairment of long-lived assets was recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- other inputs that are directly or indirectly observable in the marketplace.

Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, contract liabilities, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities.

F-10

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Revenue recognition

The Company adopted the new revenue standard Accounting Standards Codification (“ASC”) 606 since October 1, 2020, using the modified retrospective method for contracts that were not completed as of October 1, 2020. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The following five steps are applied to achieve the core principle of the new revenue standard: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

License application, maintenance and renewal income

License application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

The Company’s primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

The Company measures its progress toward completion of service based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

F-11

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i) the Company is primarily responsible for fulfilling the promise to provide the specified products or services;

(ii) the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and

(iii) the Company has discretion in establishing the price for the specified products or services.

Segmental reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. In accordance with ASC 280-10-05-3, the Company utilizes the management approach for segment reporting. The Company’s chief operating decision maker (CODM) regularly reviews the financials on a consolidated basis to allocate resources and assess performance.

F-12

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Contract Assets and contract liabilities

The contract assets primarily relate to the Company’s rights to bill for work completed but not billed at the reporting date. The contract assets are transferred to receivables until subsequent billing phase. The contract liabilities primarily relate to advance billing to customers based on the contract, for which project deliverables has yet been completed.

Concentrations and credit risk

The Company maintains cash with banks in Singapore, Hong Kong and China. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”). A digital asset maintained with a licensed financial institution in Singapore is safeguarded in accordance with the requirements under the Payment Services Act 2019. In Hong Kong, a deposit has up to HK$500,000 insured by Hong Kong Deposit Protection Board. In China, a deposit had up to RMB500,000 governed by Deposit Insurance Regulations.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customers that consisted of more than 10% of total sales for the years ended September 30, 2023, 2022 and 2021 were as follow:

	Sales	Account receivables
2023
Customer A	30.87%	-
Customer D	23.78%	-
Customer E	15.27%	-
2022
Customer C	32.98%	-
Customer A	13.27%	-
2021
Customer A	37.38%	-
Customer B	10.52%	-

None of the suppliers consisted of more than 10% of total cost of sales for the years ended September 30, 2023, 2022 and 2021.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

The Company participates in the Mandatory Provident Fund (“MPF”) as defined by the laws of Hong Kong’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

F-13

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Chinese labor regulations require that the PRC subsidiary of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended September 30, 2023, 2022 and 2021. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premises. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended September 30, 2023, 2022 and 2021, the Company did not have any impairment loss against its operating lease right-of-use assets.

F-14

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end September 30, 2023, 2022 and 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. This amended guidance requires fair value measurement of certain crypto assets each reporting period with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost basis for each significant crypto asset held and annual reconciliations of crypto asset holdings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted.The Company does not expect the adoption of ASU 2023-08 to have a material effect on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

F-15

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Restatement of consolidated financial statements

Restatement for the year ended September 30, 2022

During the preparation of the consolidated financial statements, the Company determined it had not appropriately accounted for certain historical transactions under US GAAP. The Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in the aggregate, and concluded that the errors were material to the consolidated statement of cash flows for the year ended September 30, 2022.

Description of Misstatements

The Company has incorrectly included the funds collected by the director from customers on behalf of the Company under accounts receivable of cash flow from operating activities and amount due from shareholder of cash flow from investing activities, which would be more accurate to be presented under non-cash operating and investing activities.

Restated Consolidated Statement of Cash Flow (adjusted line items)

	For the year ended September 30, 2022
	As previously reported	As restated	Change
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Accounts receivable	(22,471)	(1,601,990)	(1,579,519)
Net cash provided by (used in) operating activities	1,238,764	(340,755)	(1,579,519)

CASH FLOWS FROM INVESTING ACTIVITIES:
Amount due from shareholder	(1,579,519)	-	1,579,519
Net cash provided by (used in) investing activities	(1,582,788)	(3,269)	1,579,519

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	-	1,579,519	1,579,519

Restatement for the year ended September 30, 2023

During the preparation of the consolidated financial statements, the Company determined it had not appropriately classified its USDT holdings as non-financial assets. The Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in the aggregate, and concluded that the errors were material to the consolidated balance sheet, and consolidated statement of cash flows for the year ended September 30, 2023.

Description of Misstatements

The Company has previously classified USDT as cash equivalents given the USDT was converted within a period of three (3) months to cash. However, Tether’s terms suggest limitations as Tether’s reserves may include non-financial assets, like cryptocurrencies and precious metals, which are less liquid. In addition, Tether requires that redemptions can only be made directly by verified customers, a status that the Company does not hold. Based on these factors, USDT holdings are not immediately accessible or convertible, disqualifying them from cash equivalent classification. Therefore, a reclassification as non-financial assets was made.

Restated Consolidated Balance Sheet (adjusted line items)

	For the year ended September 30, 2023
	As previously reported	As restated	Change
	US$	US$	US$
ASSETS
Current assets
Cash and cash equivalents	2,353,493	1,192,618	(1,160,875)
Digital assets	-	1,160,875	1,160,875

Restated Consolidated Statement of Cash Flow (adjusted line items)

	For the year ended September 30, 2023
	As previously reported	As restated	Change
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of digital assets	-	366,956	366,956
Amount due from shareholder	1,628,650	88,650	(1,540,000)
Net cash provided by (used in) investing activities	1,624,575	451,531	(1,173,044)

Foreign currency translation	(7,618)	4,551	12,169
Net change in cash and cash equivalents	1,905,613	744,738	(1,160,875)

Cash, and cash equivalents - end of year	2,353,493	1,192,618	(1,160,875)

Non-cash operating and investing activities:
Amount due from shareholder settled by digital assets	-	1,540,000	1,540,000

F-16

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	Cash and cash equivalents

	As of September, 30
	2023 (as restated)	2022	2021
	US$	US$	US$

Cash in hand	1,369	-	-
Cash held at banks	1,191,249	447,880	332,865
Total cash and cash equivalents	1,192,618	447,880	332,865

5	Accounts receivable, net

	As of September, 30
	2023	2022	2021
	US$	US$	US$

Accounts receivable	420,460	17,805	67,541
Less: allowance for doubtful accounts	-	-	-
Total accounts receivable	420,460	17,805	67,541

There is no allowance for doubtful accounts as of September 30, 2023, 2022 and 2021.

6	Other current assets

	As of September 30,
	2023	2022	2021
	US$	US$	US$

Prepayments	114,892	108,754	100,168
Other receivables	33,889	21,871	16,085
	148,781	130,625	116,253

Prepayments included primarily prepaid operating expenses of foreign operation.

7	Digital assets

The following table summarizes the Company’s digital asset holdings:

	As of September, 30
	2023	2022	2021
Number of USDT held	1,160,875	-	-
Digital asset carrying value	$1,160,875	-	-
Digital asset fair value	$1,160,875	-	-

The Company accepts USDT from clients due to its high liquidity and stable value. To facilitate these transactions, the Company has established a multi-currency account with a regulated digital assets exchange in Singapore, specifically for receiving USDT. These funds are subsequently converted back to fiat currency in batches. The Finance department oversees the account, and all transactions require two-factor authentication for added security.

The following table presents the USDT activities for the year ended September 30, 2023:

Number of USDT

Balance at September 30, 2022	-
Amount due from shareholder settled by digital assets	1,540,000
Sales of digital assets	(379,125)
Balance at September 30, 2023	1,160,875

For the year ended September 30, 2023, no impairment of its holdings of USDT was recognized. And the remaining balance was fully converted to fiat on October 4, 2023.

F-17

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	Right-of-use assets and operating lease liabilities

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has four office premise lease agreements with lease terms ranging from two to five years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

8	Right-of-use assets and operating lease liabilities

As of September 30, 2023, the Company had the following non-cancellable lease contracts.

Description of lease	Lease term
Office premise, Room 2204, 22nd floor, 299QRC, Nos. 287-299 Queen’s Road Central, Hong Kong.	4 years
Office premise, 2nd floor office, 2-8 Scrutton Street, London EC2A 4RT.	5 years
Office premise, Room 1903 ( Part ), No.1701, West Beijing Road, Jing ‘an District, Shanghai	3 years
Office premise, 3 Shenton Way, #23-01, Shenton House, Singapore 068805.	2 years

(a)	Amount recognized in the consolidated balance sheet:

	As of September 30,
	2023	2022	2021
	US$	US$	US$

Right-of-use assets	90,892	179,677	323,126
Lease liabilities
Current	73,233	120,378	138,055
Non-current	3,324	48,210	173,698
	76,557	168,588	311,753

(b)	A summary of operating lease expenses recognized in the Company’s consolidated statements of operations is as follows:

	Years ended September 30,
	2023	2022	2021
	US$	US$	US$

Amortization of right-of-use assets	111,893	136,336	148,638
Interest of lease liabilities	3,166	6,290	7,484
Total operating lease expenses	115,059	142,626	156,122

Cash flow information related to leases consists of the following:

	Years ended September 30,
	2023	2022	2021
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	115,185	133,076	129,359

F-18

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	Right-of-use assets and operating lease liabilities

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of September 30, 2023 were as follows:

Minimum lease payment
Twelve months ending September 30,	US$
2024	75,234
2025	3,363
Total future minimum lease payments	78,597
Less imputed interest	(2,040)
Present value of operating lease liabilities	76,557
Less: current portion	(73,233)
Long-term portion	3,324

The following summarizes other supplemental information about the Company’s lease as of September 30, 2023, 2022 and 2021:

	As of September 30,
	2023	2022	2021
Weighted average discount rate	1.75% - 5.63%	1.75% - 5.25%	1.75% - 5.25%
Weighted average remaining lease term	0.9 to 1.4 years	0.25 to 2 years	1.25 to 3 years

9	Accruals and other current liabilities

	As of September 30,
	2023	2022	2021
	US$	US$	US$
Accruals:
Staff cost	172,182	79,574	106,141
Staff bonus	428,547	-	-
Other	69,384	101,435	1,583
Other payables	114,786	56,951	36,255
	784,899	237,960	143,979

10	Equity

Ordinary shares

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The original authorized share capital of company was US$50,000 divided into 50,000,000 shares comprising 35,000,000 Class A ordinary shares of par value US$0.001 each and 15,000,000 Class B ordinary shares of par value US$0.001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A ordinary shares is entitled to one vote, and each share of Class B ordinary shares is entitled to ten votes. Class B ordinary share is convertible into Class A ordinary share at any time after issuance at the option of the holder on a one-to-one basis. The shares of Class A ordinary shares are not convertible into shares of any other class.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 18,500 Class A ordinary shares and 31,500 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

F-19

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Equity

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of September 30, 2023, 2022 and 2021:

Name of related parties	Relationship with the Company
Desfran Consulting DMCC	Controlled by entity’s shareholder, Desmond Foo
Desmond Foo	Shareholder and director of the Company

Due from related party

The Company gave advances to Desfran Consulting DMCC for working capital purposes. The receivable balance due from Desfran Consulting DMCC was recorded under other current asset with amount $30,467, $18,450 and $12,664 as of September 30, 2023, 2022 and 2021, respectively. Such balance is interest free, unsecured, and due on demand without an agreement. As of the date the financial statements were issued, the Company did not receive any payment

Amount due from shareholder (Desmond Foo)

The director, Desmond Foo collected receipts from customers on behalf of the Company. The receivable balance due from director was $732,482, $1,533,977 and nil as of September 30, 2023, 2022 and 2021, respectively. In addition, the director took an advance from the Company over a short period of time. The advance balance due from director was nil, nil and $21,512 as of September 30, 2023, 2022 and 2021 respectively. Such balance is interest free, unsecured, and due on demand without an agreement. All such amounts had been subsequently settled as of the date the financial statements were issued.

Loan from shareholder (Desmond Foo)

The shareholder and director Desmond Foo gave advances to the Company for working capital purposes. The loan was $1,062,585, $715,345 and $238,277 as of September 30, 2023, 2022 and 2021, respectively. Such balance is interest free, unsecured and due on demand. As of the date the financial statements were issued, the outstanding balance of the loan due as of September 30, 2023 had been fully settled.

12	Income taxes

Cayman Islands, Seychelles and BVIs

The Company and its subsidiary, Enigmatig Corp Limited and Enigmatig (BVI) Limited, are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. All localities currently enjoy permanent income tax holidays; accordingly, the Company, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

The Company’s subsidiary, Enigmatig Pte Ltd, is considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17% for years ended September 30, 2023, 2022 and 2021, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

F-20

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hong Kong

The Company’s subsidiary, Enigmatig Consulting Limited, is considered Hong Kong tax resident enterprises under Hong Kong tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5% for years ended September 30, 2023, 2022 and 2021.

12	Income taxes

China, PRC

The Company’s subsidiary, Shanghai Enigmatig Information Consultancy Limited, is considered China tax resident enterprises under China tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under China tax laws and accounting standards at a statutory tax rate of 25% for years ended September 30, 2023, 2022 and 2021. The subsidiary has no operating profit or tax liabilities for the years ended September 30, 2023, 2022 and 2021.

Belize

The Company’s subsidiary, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25% for years ended September 30, 2023, 2022 and 2021. The subsidiary has no operating profit or tax liabilities for the years ended September 30, 2023, 2022 and 2021.

Significant components of the provision for income taxes are as follows:

	For the years ended September 30,
	2023	2022	2021
	US$	US$	US$

Income tax expense is comprised of the following:
Current income tax	242,643	124,444	19,176

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	For the years ended of September 30,
	2023	2022	2021
	US$	US$	US$

Profit / (loss) before tax	1,377,079	262,138	(375,652)
Effects of:
- Income (loss) computed at statutory rate	17%	17%	(17)%
- Tax effect on expense not deductible for tax purposes	6%	18%	2%
- Income not subject to tax	-	(4%)	(4%)
- Singapore statutory stepped income exemption	(1%)	(5%)	-
- Corporate tax rebate	(2%)	-
- Valuation allowance	(2%)	21%	8%
- (Over) under provision of prior year income tax	(1%)	-	6%
Effective tax rate	17%	47%	(5%)

Expenses not deductible for tax purposes were as follows:

	For the years ended of September 30,
	2023	2022	2021

Professional fee – IPO related	4%	16%	-
Others	2%	2%	2%
	6%	18%	2%

F-21

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Income taxes

Significant components of deferred tax were as follows:

	As of September 30,
	2023	2022	2021
	US$	US$	US$
Deferred tax assets, gross:
Net operating loss carried forward	181,154	135,139	35,781
Valuation allowance	(181,154)	(135,139)	(30,627)
Deferred tax assets, net of valuation allowance	-	-	5,154

In assessing the realizability of deferred tax assets, the Company only consider to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has recorded a full valuation allowance against its deferred tax assets as of September 30, 2023, 2022 and 2021, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to continuous net operating losses incurred in those geographic areas.

13	Other (loss) income, net

	Years Ended September 30,
	2023	2022	2021
	US$	US$	US$

Interest income	267	99	253
Government grant	14,521	18,558	61,635
Exchange (loss) gain	(139,585)	77,936	(12,659)
Others	22,424	200	-
	(102,373)	96,793	49,229

14	Revenue

Revenue by type of services

The summary of the Company’s total revenues by type of services for the years ended September 30, 2023, 2022 and 2021 was as follows:

	Years Ended September 30,
	2023	2022	2021
	US$	US$	US$

Corporate secretarial and other services	1,405,245	435,419	401,631
License application and renewal services	3,201,761	2,386,085	1,547,240
	4,607,006	2,821,504	1,948,871

F-22

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Revenue

Contract assets:

	As of September 30,
	2023	2022	2021
	US$	US$	US$

Balance - beginning of the year	96,575	84,635	20,615
Increase resulting from satisfaction of performance obligations	484,748	37,674	77,202
Less: progress billings	(329,688)	(25,734)	(13,182)
Balance - end of the year	251,635	96,575	84,635

Contract liabilities:

	As of September 30,
	2023	2022	2021
	US$	US$	US$

Balance - beginning of the year	943,026	487,701	611,344
Advances from customers	3,716,733	1,737,976	1,426,250
Revenue recognized during the year	(4,081,914)	(1,282,651)	(1,549,893)
Balance - end of the year	577,845	943,026	487,701

Revenue by geographical:

	Years Ended September 30,
	2022	2022	2021
	US$	US$	US$

Singapore	3,908,035	1,232,075	-
Hong Kong	670,145	1,565,628	1,910,017
China	28,826	23,801	38,854
Total	4,607,006	2,821,504	1,948,871

Total assets by geographical:

	As of September 30,
	2023	2022	2021
	US$	US$	US$

Singapore	3,762,528	2,031,278	418,917
Hong Kong	1,353,529	1,154,821	1,024,904
China	81,945	138,537	218,797
Other	175,431	138,955	113,559
Elimination adjustment	(1,346,552)	(1,010,475)	(772,712)
Total	4,026,881	2,453,116	1,003,465

F-23

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancellable operating leases as of September 30, 2023, please refer to a section headed “leases” set forth in the Notes to the Consolidated Financial Statements.

As of September 30, 2023, 2022 and 2021, the Company did not have any capital commitments.

16	Subsequent events

The Company has assessed all subsequent events through November 12, 2024 which is the date that these consolidated financial statements are issued.

In August 2024, the Company completed a reorganization of the Company’s legal structure. The reorganization involved the transfer of 100% equity interest in Enigmatig Pte Ltd, Enigmatig Consulting Limited and its wholly owned subsidiary, Enigmatig Corp Limited and Enigmatig (Belize) Limited from its original shareholders to eventually ENIGMATIG LIMITED. Post the restructuring, the Company became the ultimate holding company.

Other than the above, there are no further material subsequent events that require recognition or disclosure in these consolidated financial statements.

F-24

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 (Unaudited) AND SEPTEMBER 30, 2023

	As of March 31, 2024	As of September 30, 2023
	US$ (Unaudited)	US$ (As restated)
ASSETS
Current assets
Cash and cash equivalents	1,279,671	1,192,618
Digital assets	-	1,160,875
Accounts receivable, net	532,097	420,460
Amount due from shareholder	-	732,482
Contract assets	486,252	251,635
Other current assets	172,575	148,781
Total current assets	2,470,595	3,906,851

Non-current assets
Property and equipment, net	3,630	3,223
Right-of-use assets, net	145,726	90,892
Deposits	30,632	25,915
Total non-current assets	179,988	120,030

TOTAL ASSETS	2,650,583	4,026,881

LIABILITIES
Current liabilities
Accounts payable	343,396	352,056
Accrual and other liabilities	189,219	784,899
Amount due to shareholder	-	1,062,585
Contract liabilities	1,187,915	577,845
Operating lease liabilities, current	71,988	73,233
Income taxes payable	69,907	360,262
Total current liabilities	1,862,425	3,210,880

Non-current liabilities
Operating lease liabilities, non-current	60,305	3,324
Total non-current liabilities	60,305	3,324

TOTAL LIABILITIES	1,922,730	3,214,204

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.001 par value, 35,000,000 shares authorized, 18,500 issued and outstanding as of March 31, 2024 and September 30, 2023*	19	19
Class B ordinary shares, US$0.001 par value, 15,000,000 shares authorized, 31,500 issued and outstanding as of March 31, 2024 and September 30, 2023*	31	31
Additional paid in capital	117,320	117,320
Retained earnings	555,005	698,094
Accumulated other comprehensive (loss) income	55,478	(2,787)
Total shareholders’ equity	727,853	812,677

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,650,583	4,026,881

* Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these financial statements.

F-25

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

	For the six months ended March 31
	2024	2023
	US$	US$

Corporate services income	1,367,345	2,580,854
Cost of sales	(624,227)	(738,971)

Gross profit	743,118	1,841,883

Operating expenses:
Payroll and employee benefits	(210,950)	(120,884)
Depreciation expenses	(2,954)	-
Operating lease expenses	(49,084)	(71,360)
Other operating expenses	(644,775)	(294,403)
Total operating expenses	(907,763)	(486,647)
(Loss)/profit from operations	(164,645)	1,355,236

Other income (loss):
Other income (loss), net	21,556	(109,447)
Total other income (loss)	21,556	(109,447)

(Loss)/profit before tax expense	(143,089)	1,245,789
Income tax expense	-	(211,965)
Net (loss)/profit	(143,089)	1,033,824

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	58,265	74,597
Total comprehensive (loss)/income	(84,824)	1,108,421

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	(2.86)	20.68

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	50,000 *	50,000 *

* Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these financial statements.

F-26

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

	Ordinary shares, Class A		Ordinary shares, Class B		Additional	Accumulated other
	Shares Outstanding*	Par value	Shares Outstanding*	Par value	paid-in capital	comprehensive income (loss)	Retained earnings	Total
		US$			US$	US$	US$	US$
Balance as of September 30, 2023	18,500	19	31,500	31	117,320	(2,787)	698,094	812,677
Net loss	-	-	-	-	-	-	(143,089)	(143,089)
Foreign currency translation adjustment	-	-	-	-	-	58,265	-	58,265
Balance as of March 31, 2024	18,500	19	31,500	31	117,320	55,478	555,005	727,853

	Ordinary shares, Class A		Ordinary shares, Class B		Additional	Accumulated other	Retained earnings
	Shares Outstanding*	Par value	Shares Outstanding*	Par value	paid-in capital	comprehensive income (loss)	(Accumulated deficit)	Total
		US$			US$	US$	US$	US$
Balance as of September 30, 2022	18,500	19	31,500	31	117,320	(25,837)	(436,342)	(344,809)
Net income	-	-	-	-	-	-	1,033,824	1,033,824
Foreign currency translation adjustment	-	-	-	-	-	74,597	-	74,597
Balance as of March 31, 2023	18,500	19	31,500	31	117,320	48,760	597,482	763,612

* Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these financial statements.

F-27

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

	For the six months ended March 31,
	2024 (as restated)	2023 (as restated)
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) / profit	(143,089)	1,033,824
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,954	-
Provision for doubtful accounts	-	8,973
Change in operating assets and liabilities:
Accounts receivable	(107,073)	(1,191,321)
Contract assets	(233,315)	(87,255)
Other current assets	(23,252)	(27,671)
Deposits	(4,052)	20,616
Accounts payable	(13,102)	(130,323)
Accruals and other current liabilities	(603,839)	(40,589)
Contract liabilities	619,741	504,951
Income taxes payable	(293,805)	(2,838)
Operating lease assets and liabilities	1,856	(2,712)
Net cash provided by (used in) provided by operating activities	(796,976)	85,655
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,342)	(53)
Proceeds from sale of digital assets	1,655,883	-
Amount due from shareholder	254,175	494,037
Net cash provided by investing activities	1,906,716	493,984

CASH FLOWS FROM FINANCING ACTIVITIES:
Amount due to shareholders	(1,062,847)	322,332
Net cash (used in) provided by financing activities	(1,062,847)	322,332

Foreign currency translation	40,160	63,034
Net change in cash and cash equivalents	87,053	965,005
Cash, and cash equivalents - beginning of year	1,192,618	447,880
Cash, and cash equivalents - end of period	1,279,671	1,412,885
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	-
Cash paid for income taxes	293,805	214,803
Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	-	993,013
Amount due from shareholders settled by digital assets	484,768	-

The accompanying notes are an integral part of these financial statements.

F-28

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries provide consultancy services. The main consultancy services include global operation and licensing advisory and corporate secretarial and support services. ENIGMATIG LIMITED, its subsidiaries are collectively referred to as the “Company”.

On April 25, 2024, Desfran Holdings Limited formally changed its name to ENIGMATIG LIMITED.

The Company is headquartered in Singapore, with operations primarily in Singapore, Hong Kong and Shanghai.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on August 19, 2024. The Reorganization involved the transfer of 100% of the equity interests in Enigmatig Pte Ltd, Enigmatig Consulting Limited and its wholly owned subsidiary, Enigmatig Corp Limited and Enigmatig (Belize) Limited from its original shareholders to Enigmatig (BVI) Limited (formerly known as Desfran Limited). Pursuant to the subscription applications and share transfer forms dated August 19, 2024, ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) issued 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig BVI to ENIGMATIG LIMITED, upon completion of which Enigmatig BVI became the wholly owned subsidiary of ENIGMATIG LIMITED, which resulting in 18,500 Class A ordinary shares and 31,500 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. Consequently, ENIGMATIG LIMITED became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Enigmatig (BVI) Limited	27 Oct, 2022	100%	British Virgin Islands	Holding company
Enigmatig Pte Ltd	25 Dec, 2018	100%	Singapore	Management Consultancy Services
Enigmatig (Belize) Limited	26 Jan, 2017	100%	Belize	Formation or management of International Business Companies
Enigmatig Corp Limited	24 May, 2013	100%	Seychelles	Management Consultancy Services
Enigmatig Consulting Limited	29 Aug, 2018	100%	Hong Kong	Consultancy Services
Shanghai Enigmatig Information Consultancy Limited	23 Jul, 2019	100%	China	Consultancy Services

2	Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements and are in the form prescribed by Article 10 of Regulation S-X. These unaudited interim financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended September 30, 2023, 2022 and 2021 included in the Form F-1.

F-29

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2023. The results of operations for the six-month periods ended March 31, 2024 and 2023 are not necessarily indicative of the results for the full years.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include, but are not limited to allowance for accounts receivable, impairment of long-lived assets, income tax and discount rate applied to the Company’s right-of-use asset and related lease liabilities. Actual results may differ from these estimates.

Revenue recognition

The Company adopted the new revenue standard Accounting Standards Codification (“ASC”) 606 since October 1, 2020, using the modified retrospective method for contracts that were not completed as of October 1, 2020. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The following five steps are applied to achieve the core principle of the new revenue standard: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;
-	creates and enhances an asset that the client controls as the Company performs; or
-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

F-30

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

We currently generate our revenues from the following main sources:

License application, maintenance and renewal income

License application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

The Company’s primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

The Company measures its progress toward completion of service based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

F-31

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i) the Company is primarily responsible for fulfilling the promise to provide the specified products or services;

(ii) the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and

(iii) the Company has discretion in establishing the price for the specified products or services.

Segmental reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. In accordance with ASC 280-10-05-3, the Company utilizes the management approach for segment reporting. The Company’s chief operating decision maker (CODM) regularly reviews the financials on a consolidated basis to allocate resources and assess performance.

Concentrations and credit risk

The Company maintains cash with banks in Singapore, Hong Kong and China. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”), and the insurance coverage on bank deposits will be raised from S$75,000 to S$100,000 from April 1, 2024. A digital asset maintained with a licensed financial institution in Singapore is safeguarded in accordance with the requirements under the Payment Services Act 2019. In Hong Kong, a deposit has up to HK$500,000 insured by Hong Kong Deposit Protection Board. In China, a deposit had up to RMB500,000 governed by Deposit Insurance Regulations.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customers that consisted of more than 10% of total sales for the six months ended March 31, 2024 and 2023 were as follow:

	Sales	Account receivables
2024
Customer A	39.90%	-
Customer F	25.32%	-
2023
Customer D	21.53%	-
Customer A	19.79%	-
Customer E	15.57%
Customer C	14.57%

None of the suppliers consisted of more than 10% of total cost of sales for the six months ended March 31, 2024 and 2023.

F-32

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. This amended guidance requires fair value measurement of certain crypto assets each reporting period with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost bases for each significant crypto asset held and annual reconciliations of crypto asset holdings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. The Company does not expect the adoption of ASU 2023-08 to have a material effect on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Restatement of consolidated financial statements

Restatement for the six-month ended March 31, 2023

During the preparation of the consolidated financial statements, the Company determined it had not appropriately accounted for certain historical transactions under US GAAP. The Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in the aggregate, and concluded that the errors were material to the consolidated statement of cash flows for the six-month ended March 31, 2023.

Description of Misstatements

The Company has incorrectly included the funds collected by the director from customers on behalf of the Company under accounts receivable of cash flow from operating activities and amount due from shareholder of cash flow from investing activities, which would be more accurate to be presented under non-cash operating and investing activities.

Restated Consolidated Statement of Cash Flow (adjusted line items)

	For the six month ended March 31, 2023
	As previously reported	As restated	Change
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Accounts receivable	(198,308)	(1,191,321)	(993,013)
Net cash provided by (used in) operating activities	1,078,668	85,655	(993,013)

CASH FLOWS FROM INVESTING ACTIVITIES:
Amount due from shareholder	(498,976)	494,037	993,013
Net cash provided by (used in) investing activities	(499,029)	493,984	993,013

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	—	993,013	993,013

Restatement for the year ended September 30, 2023 and six-month ended March 31, 2024

Enigmatic Limited determined that our holdings in Tether (USDT) should be classified as non-financial assets. The Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in the aggregate, and concluded that the errors were material to the consolidated balance sheet as of September 30, 2023, and consolidated statement of cash flow for the six months ended March 31, 2024.

Description of Misstatements

The Company has previously classified USDT as cash equivalents given the USDT was converted within a period of three (3) months to cash. However, Tether’s terms suggest limitations as Tether’s reserves may include non-financial assets, like cryptocurrencies and precious metals, which are less liquid. In addition, Tether requires that redemptions can only be made directly by verified customers, a status that Enigmatic Limited does not hold. Based on these factors, USDT holdings are not immediately accessible or convertible, disqualifying them from cash equivalent classification. Therefore, a reclassification as non-financial assets was made under ASC 305-10-20.

F-33

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Restated Consolidated Balance Sheet (adjusted line items)

	For the year ended September 30, 2023
	As previously reported	As restated	Change
	US$	US$	US$
ASSETS
Current assets
Cash and cash equivalents	2,353,493	1,192,618	(1,160,875)
Digital assets	-	1,160,875	1,160,875

Restated Consolidated Statement of Cash Flow (adjusted line items)

	For the six month ended March 31, 2024
	As previously reported	As restated	Change
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of digital assets	-	1,655,883	1,655,883
Amount due from shareholder	738,943	254,175	(484,768)
Net cash provided by (used in) investing activities	735,601	1,906,716	1,171,115

Foreign currency translation	50,400	40,160	(10,240)
Net change in cash and cash equivalents	(1,073,822)	87,053	1,160,875

Cash, cash equivalents - beginning of year	2,353,493	1,192,618	(1,160,875)

Non-cash operating and investing activities:
Amount due from shareholder settled by digital assets	-	484,768	484,768

4	Cash and cash equivalents

	As of March 31, 2024	As of September, 30, 2023 (as restated)
	US$	US$

Cash in hand	1,457	1,369
Cash held at banks	1,278,214	1,191,249
Total cash and cash equivalents	1,279,671	1,192,618

5	Accounts receivable, net

	As of March 31, 2024	As of September, 30, 2023
	US$	US$

Accounts receivable	532,097	420,460
Less: allowance for expected credit loss	-	-
Total accounts receivable	532,097	420,460

There is no allowance for expected credit loss as of March 31, 2024 and September 30, 2023.

6	Other current assets

	As of March 31, 2024	As of September, 30, 2023
	US$	US$

Prepayments	135,525	114,892
Other receivables	37,050	33,889
	172,575	148,781

Prepayments included primarily prepaid operating expenses of foreign operations.

7	Digital assets

The following table summarizes the Company’s digital asset holdings:

	As of March 31, 2024	As of September, 30, 2023
Number of USDT held	-	1,160,875
Digital asset carrying value	$-	$1,160,875
Digital asset fair value	$-	$1,160,875

The Company accepts USDT from clients due to its high liquidity and stable value. To facilitate these transactions, the Company has established a multi-currency account with a regulated digital assets exchange in Singapore, specifically for receiving USDT. These funds are subsequently converted back to fiat currency in batches. The Finance department oversees the account, and all transactions require two-factor authentication for added security.

The following table presents the USDT activities for the six-month period ended March 31, 2024:

Number of USDT

Balance at September 30, 2023	1,160,875
Amount due from shareholder settled by digital asset	484,768
Sale of digital assets	(1,646,088)
Balance at March 31, 2024	-

For the year ended March 31, 2024, no impairment of its holdings of USDT was recognized.

F-34

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8	Right-of-use assets and operating lease liabilities

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has four office premise lease agreements with lease terms ranging from two to five years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

As of March 31, 2024, the Company had the following non-cancellable lease contracts.

Description of lease	Lease term
Office premise, Room 2204, 22nd floor, 299QRC, Nos. 287-299 Queen’s Road Central, Hong Kong.	4 years
Office premise, 2nd floor office, 2-8 Scrutton Street, London EC2A 4RT.	5 years
Office premise, Room 1903 ( Part ), No.1701, West Beijing Road, Jing ‘an District, Shanghai	3 years
Office premise, 3 Shenton Way, #23-01, Shenton House, Singapore 068805.	2 years

(a)	Amount recognized in the consolidated balance sheet:

	As of March 31, 2024	As of September, 30, 2023
	US$	US$

Right-of-use assets	145,726	90,892
Lease liabilities
Current	71,988	73,233
Non-current	60,305	3,324
	132,293	76,557

(b)	A summary of operating lease expenses recognized in the Company’s consolidated statements of operations is as follows:

	Six months ended March 31,
	2024	2023
	US$	US$

Amortization of right-of-use assets	47,628	68,069
Interest of lease liabilities	1,456	3,291
Total operating lease expenses	49,084	71,360

Cash flow information related to leases consists of the following:

	Six months ended March 31,
	2024	2023
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	47,254	51,770

F-35

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8	Right-of-use assets and operating lease liabilities (continued)

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of March 31, 2024:

Minimum lease payment
Twelve months ending March 31,	US$
2025	75,593
2026	44,558
2027	17,605
Total future minimum lease payments	137,756
Less imputed interest	(5,463)
Present value of operating lease liabilities	132,293
Less: current portion	(71,988)
Long-term portion	60,305

The following summarizes other supplemental information about the Company’s lease as of March 31, 2024 and September 30, 2023:

	As of March 31, 2024	As of September, 30, 2023
Weighted average discount rate	1.75% - 3.95%	1.75% - 5.63%
Weighted average remaining lease term	0.4 to 3 years	0.9 to 1.4 years

9	Accruals and other current liabilities

	As of March 31, 2024	As of September, 30, 2023
	US$	US$
Accruals:
Staff cost	168,946	172,182
Staff bonus	-	428,547
Other	-	69,384
Other payables	20,273	114,786
	189,219	784,899

10	Equity

Ordinary shares

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The original authorized share capital of company was US$50,000 divided into 50,000,000 shares comprising 35,000,000 Class A ordinary shares of par value US$0.001 each and 15,000,000 Class B ordinary shares of par value US$0.001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A ordinary shares is entitled to one vote, and each share of Class B ordinary shares is entitled to ten votes. Class B ordinary share is convertible into Class A ordinary share at any time after issuance at the option of the holder on a one-to-one basis. The shares of Class A ordinary shares are not convertible into shares of any other class.

F-36

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10	Equity (continued)

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 18,500 Class A ordinary shares and 31,500 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2024 and 2023:

Name of related parties	Relationship with the Company
Desfran Consulting DMCC	Controlled by entity’s shareholder, Desmond Foo
Desmond Foo	Shareholder and director of the Company

Due from related party

The Company gave advances to Desfran Consulting DMCC for working capital purposes. The receivable balance due from Desfran Consulting DMCC was recorded under other current asset with amount $33,624 and $30,467 as of March 31, 2024 and September 30, 2023, respectively. Such balance is interest free, unsecured, and due on demand without an agreement. As of the date the financial statements were issued, the Company did not receive any payment.

Amount due from shareholder (Desmond Foo)

The director, Desmond Foo collected receipts from customers on behalf of the Company. The receivable balance due from director was nil and $732,482 as of March 31, 2024 and September 30, 2023, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Loan from shareholder (Desmond Foo)

The shareholder and director Desmond Foo gave advances to the Company for working capital purposes. The loan was nil and $1,062,585 as of March 31, 2024 and September 30, 2023, respectively. Such balance is interest free, unsecured and due on demand.

12	Income taxes

Cayman Islands, Seychelles and BVIs

The Company and its subsidiary, Enigmatig Corp Limited and Enigmatig (BVI) Limited, are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. All localities currently enjoy permanent income tax holidays; accordingly, the Company, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

The Company’s subsidiary, Enigmatig Pte Ltd, is considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17% for six months ended March 31, 2024 and 2023, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong

The Company’s subsidiary, Enigmatig Consulting Limited, is considered Hong Kong tax resident enterprises under Hong Kong tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5% for six months ended March 31, 2024 and 2023.

F-37

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12	Income taxes (continued)

China, PRC

The Company’s subsidiary, Shanghai Enigmatig Information Consultancy Limited, is considered China tax resident enterprises under China tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under China tax laws and accounting standards at a statutory tax rate of 25% for six months ended March 31, 2024 and 2023. The subsidiary has no operating profit or tax liabilities for the six months ended March 31, 2024 and 2023.

Belize

The Company’s subsidiary, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25% for six months ended March 31, 2024 and 2023. The subsidiary has no operating profit or tax liabilities for the six months ended March 31, 2024 and 2023.

Significant components of the provision for income taxes are as follows:

	Six months ended March 31,
	2024	2023
	US$	US$

Income tax expense is comprised of the following:
Current income tax	-	211,965

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Six months ended March 31,
	2024	2023
	US$	US$

(Loss) / profit before tax	(143,089)	1,245,789
Effects of:
- Income (loss) computed at statutory rate	(17%)	17%
- Tax effect on expense not deductible for tax purposes	-	1%
- Singapore statutory stepped income exemption	-	(1%)
- Utilization of deferred tax assets not recognized	(28%)	(1%)
- Valuation allowance	45%	1%
Effective tax rate	-	17%

F-38

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12	Income taxes (continued)

Significant components of deferred tax were as follows:

	As of March 31, 2024	As of September, 30, 2023
	US$	US$
Deferred tax assets, gross:
Net operating loss carried forward	160,805	181,154
Valuation allowance	(160,805)	(181,154)
Deferred tax assets, net of valuation allowance	-	-

In assessing the realizability of deferred tax assets, the Company only consider to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has recorded a full valuation allowance against its deferred tax assets as of March 31, 2024 and September 30, 2023, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to continuous net operating losses incurred in those geographic areas.

13 Other (loss) income, net

	Six months ended March 31,
	2024	2023
	US$	US$

Interest income	393	110
Government grant	9,574	2,432
Exchange gain (loss)	11,489	(112,072)
Others	100	83
	21,556	(109,447)

14 Revenue

Revenue by type of services

The summary of the Company’s total revenues by type of services for the six months ended March 31, 2024 and 2023 was as follows:

	Six months ended March 31,
	2024	2023
	US$	US$

Corporate secretarial and other services	441,118	851,047
License application and renewal services	926,227	1,729,807
	1,367,345	2,580,854

F-39

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

14 Revenue (continued)

Contract assets:

	As of March 31, 2024	As of September, 30, 2023
	US$	US$

Balance - beginning of the year	251,635	96,575
Increase resulting from satisfaction of performance obligations	461,883	484,748
Less: progress billings	(227,266)	(329,688)
Balance - end of the year	486,252	251,635

Contract liabilities:

	As of March 31, 2024	As of September, 30, 2023
	US$	US$

Balance - beginning of the year	577,845	943,026
Advances from customers	1,311,481	3,716,733
Revenue recognized during the year	(701,411)	(4,081,914)
Balance - end of the year	1,187,915	577,845

Revenue by geographical:

	Six months ended March 31,
	2024	2023
	US$	US$

Singapore	1,155,759	2,217,492
Hong Kong	191,692	340,736
China	19,894	22,626
Total	1,367,345	2,580,854

Total assets by geographical:

	As of March 31, 2024	As of September, 30, 2023
	US$	US$

Singapore	3,168,037	3,762,528
Hong Kong	1,472,693	1,353,529
China	149,567	81,945
Other	112,436	175,431
Elimination adjustment	(2,252,150)	(1,346,552)
Total	2,650,583	4,026,881

15 Commitment and Contingencies

For the details on future minimum lease payment under the non-cancellable operating leases as of March 31, 2024, please refer to a section headed “leases” set forth in the Notes to the Consolidated Financial Statements.

As of March 31, 2024 and September 30, 2023, the Company did not have any capital commitments.

16 Subsequent events

The Company has assessed all subsequent events through November 12, 2024 which is the date that these consolidated financial statements are issued.

In August 2024, the Company completed a reorganization of the Company’s legal structure. The reorganization involved the transfer of 100% equity interest in Enigmatig Pte Ltd, Enigmatig Consulting Limited and its wholly owned subsidiary, Enigmatig Corp Limited and Enigmatig (Belize) Limited from its original shareholders to eventually ENIGMATIG LIMITED. Post the restructuring, the Company became the ultimate holding company.

Other than the above, there are no further material subsequent events that require recognition or disclosure in these consolidated financial statements.

F-40

Class A Ordinary Shares

ENIGMATIG LIMITED

PROSPECTUS

[●]

                , 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our amended and restated Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

Purchaser	Date of Sale	Number and Type of Shares	Consideration	Underwriting Discount and Commission
FOO Chee Weng Desmond	May 30, 2023	1 Ordinary share	US$ 0.001	N/A
FOO Chee Weng Desmond	March 11, 2024	1 Class B ordinary share	US$ 0.001	N/A
FOO Chee Weng Desmond	August 19, 2024	31,499 Class B ordinary shares	Shares in Enigmatig BVI	N/A
TEO Mingwen	August 19, 2024	4,750 Class A ordinary shares	Shares in Enigmatig BVI	N/A
TAY Chee Yang	August 19, 2024	3,250 Class A ordinary shares	Shares in Enigmatig BVI	N/A
Certain shareholders	August 19, 2024	10,500 Class A ordinary shares	Shares in Enigmatig BVI	N/A

Item 8. Exhibits and Financial Statement Schedules.

a) Exhibits

See Exhibit Index beginning on page II-2 of this registration statement.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined and consolidated financial statements or the notes thereto.

II-1

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. If the registrant is relying on Rule 430B:

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-2

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for Class A ordinary shares
4.2*	Form of Representative’s Warrant
5.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the Class A ordinary shares being registered
8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman tax matters (included in Exhibit 5.1)
10.1*	Form of Indemnification Agreement with the Registrant’s directors
10.2*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
21.1†	Subsidiaries of the registrant
23.1*	Consent of Simon & Edward LLP
23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
23.3*	Consent of [independent director]
23.4*	Consent of [independent director]
23.5*	Consent of [independent director]
23.6†	Consent of Frost & Sullivan Limited
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
107*	Calculation of Filing Fee Table

* To be filed by amendment

† Previously filed

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on            , 2024.

ENIGMATIG LIMITED

By:
Name:	Foo Chee Weng Desmond
Title:	Director, Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Foo Chee Weng Desmond as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

	Director, Chairman and Chief Executive Officer	, 2024
Name: Foo Chee Weng Desmond	(principal executive officer)

	Director and Chief Financial Officer	, 2024
Name: Teo Mingwen	(principal financial and accounting officer)

Name: Tay Chee Yang	Chief Operating Officer	, 2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, of ENIGMATIG LIMITED has signed this registration statement or amendment thereto in [●], [●], United States of America on [●], 2024.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title:

II-5